Form 10-K, Exhibit 13
period 1995-02-24
WSMP INC
filed 1995-05-19
CIK 67494

WSMP, INC.




                   1995


                  ANNUAL


                  REPORT





                                         {DESIGN OF A PLATE DIVIDED IN
                                      THE FORM OF A PIE CHART SHOWING THE
                                    SOURCES OF REVENUE BY SEGMENT.  A KNIFE,
                                  SPOON, AND FORK ARE SHOWN BESIDE THE PLATE}



                    A


                   FOOD


                 SERVICE


                 COMPANY





















WWSMP PROFILE


     WSMP, Inc., is a North Carolina-based food manufacturing and restaurant company that in the last three decades has grown from humble origins in the foothills of the Blue Ridge Mountains to become nationally recognized in the food service industry with nearly $100 million in annual revenues. The Company is comprised of two separate food manufacturing divisions and a division that develops, owns, operates and franchises restaurants.

     The Bakery Division is the larger of WSMP's food manufacturing operations and includes the largest single-site microwaveable sandwich manufacturing facility in the United States. The facility in Claremont, N.C. has the capacity to produce more than four million microwaveable sandwiches per week. In addition to manufacturing a wide variety of sandwiches, including meat-filled biscuits, under private and company labels, the division also produces buttermilk biscuit, yeast rolls and other items for institutional and retail sales.

     The Ham Curing Division is one of the largest country ham producers in the United States, with a capacity to cure 650,000 hams annually. This division traces its root to the earliest days of WSMP, and in the last two decades its products have regularly won top national and regional prizes as being among the best in the nation. Its products are sold under the Mom `n' Pop's brand label to both institutional and retail markets, and are provided whole and in packages of slices for both retail and restaurant usage and in closely controlled sliced portions for the restaurant and fast-food industry.

     Restaurant operations comprise ninety-eight Company owned and franchised units, primarily in the Southeast. A majority of these restaurants are Western Steer units, including the traditional Western Steer Family Restaurant and new or remodeled Western Steer Steaks, Buffet and Bakery restaurants. Prime Sirloin and Bennett's are the other two main segments of the restaurant division. Both of these concepts are growing and play an important part in the Company's plans for the future. Mega-sized Prime Sirloin Buffet, Bakery and Steaks restaurants are being built to directly compete with recognized leaders in the economy steak and buffet restaurant segment. Bennett's Smokehouse and Saloon restaurants are a result of a partnership between WSMP and Bennett's Bar-B-Que, Inc., of Denver, CO, and represent the Company's entry into the growing Texas-style roadhouse themed category.



CONTENTS

ANNUAL REPORT FOR THE YEAR ENDED FEBRUARY 24, 1995

     Profile                             Inside Front Cover
     Financial Highlights                                 1
     Letter to Shareholders                               2
     Management's Discussion                              4
     Consolidated Financial Statements                    7
     Report of Management                                22
     Independent Auditor's Report                        22
     Unaudited Quarterly Financial Data                  23
     Selected Financial Data                             24
     Officers and Directors               Inside Back Cover
     Market Information                   Inside Back Cover
     General Information                  Inside Back Cover



FINANCIAL HIGHLIGHTS

Fiscal Years ended February 24, 1995, and February 25, 1994
(in thousands, except per share amounts)



                                                              Percent
                                         1995       1994      Change
                                        ------     ------    --------

Operating Revenues                    $ 94,100    $ 73,059     28.8
Operating Income (Loss)               $  2,245    $   (.39)      *
Net Income (Loss)                     $  1,097    $   (785)      *
Net Income (Loss) Per Share           $   0.38    $   (.03)      *
Weighted Average Shares Outstanding      2,879       2,624      9.7

Total Assets                          $ 46,721    $ 50,349     (7.2)
Long-Term Debt                        $ 18,473    $ 21,495    (14.1)
Shareholder's Equity                  $ 17,638    $ 16,584      6.4



Company common stock is traded on the national over-the-counter market under the NASDAQ symbol, `WSMP.''

* Not meaningful


SOURCES OF REVENUE
The plate design incorporated on this annual report's cover and below also serves as a chart indicating your Company's sources of revenue for the last fiscal year: Restaurant Operations accounted for 30.71% of revenue; the Bakery Division, 52,65%; the Ham Division, 13.59%; and Restaurant Franchising, 3.05%; adding up to 100% of your Company's Fiscal 1995 revenue.




                                    {GRAPH}





LETTER TO SHAREHOLDERS
- -----------------------

To Our Shareholders and Friends:

     Fiscal 1995 was one of the more important in WSMP's history. As you review the financial performance of your company, you will find that we began to receive benefits from the previous year's positioning of WSMP in all categories for strong growth. We generated record revenues during fiscal 1995 and recorded a turnaround in profitability that equaled about $0.68 per share of common stock. WSMP also continued to focus on how best to position itself to respond to the changing food service environment. We recognize that the achievements of fiscal 1995 are just the beginning steps of what WSMP must accomplish. Let me provide you some details about what we did in the last fiscal year and tell you how we are trying to maximize our potential for the future.

     First, the $8.2 million expansion of the Bakery facilities completed just prior to the beginning of fiscal 1995 helped this division achieve a significant growth in operations of 17% compared to the preceding fiscal year. The expansion increased our bakery capacity by 60%. We are using a significant portion of this additional capacity to produce products to be sold under private labels as well as our own Mom `n' Pop's label.

     As far as we can determine, the division is the largest single-site sandwich maker in the United States, and is now producing three million microwaveable sandwiches per week. We feel sales of bakery products will continue to grow and we have the capacity to manufacture an additional one and a half million sandwiches per week. Our Bakery Division maintains and excellent customer base and as a result of new co-pack contracts, this year it will introduce several line extensions to products now being produced for private label sales.

     Secondly, in our Ham Curing Division we made appropriate adjustments to raw ham purchasing procedures so that we could successfully deal with the abnormal pork pricing problem that had a very negative effect on margins for Mom `n' Pop's Country Ham during the preceding fiscal year. In our last annual report, we projected that the Ham Curing Division would recover and reach the level of profitability it had reported in the five years immediately prior to fiscal 1994. In fact, we totally reversed our margins on ham products compared to the prior year, resulting in the division's most successful year since being founded in 1972.

     Based on pork futures markets, it appears that prices for raw hams, also called green hams, will remain low during the current fiscal year. This should provide the opportunity for another outstanding year for the division. WSMP has the capacity to cure 650,000 hams annually, which makes us one of the largest country ham producers in the country. During Fiscal 1995, we operated the Ham Curing Division at total capacity and anticipate it will operate at capacity again during the current year.

     Third, our restaurant operations met many of their objectives during the year. Our first prototype Prime Sirloin Buffet, Bakery & Steak restaurant, featuring a large, up-to-date prototype building design, was opened in Spartanburg, S.C., and five additional prototype Prime Sirloin restaurants will open in the current fiscal year. This concept has received favorable publicity in national restaurant trade media, has generated inquires from potential franchisees, and is successfully competing with leaders in the economy steak and buffet restaurant segment, including the Ryan's and Golden Corral mega concept.

     WSMP also opened the first Bennett's Smokehouse and Saloon in Spartanburg and converted its Conover, N.C., Bennett's Pit Barbeque restaurant to a Bennett's Smokehouse & Saloon. The parent company of Bennett's Pit Barbeque also opened new Bennett's Smokehouse and Saloon restaurants in Colorado Springs, CO, and Salt Lake City, Utah. Consumer acceptance and sales achieved by these new units reinforced our decision to move forward with this concept of merchandising Texas-style ribs, steaks and barbeque in a casual, saloon atmosphere. These restaurants are designed to compete directly with the successful Western-style concepts such as Longhorn and Lone Star.

     WSMP feels that the concept has a unique menu-mix, and by offering a wide range of western smoked barbeque as well as the steaks, salads, and other items available at competing restaurants, we fit a nitch in the market that is not served. The Company, which has rights as Bennett's sub-franchisor in all areas except Denver, CO, the state of Texas, and Atlanta, GA., has one Bennett's under construction now and anticipated the opening of at least five new Bennett's Smokehouse & Saloons during the fiscal year.

     WSMP's franchisees and the Company continued the program of remodeling Western Steer Family Restaurant locations to convert them to Western Steer Steaks, Buffet and Bakery restaurants during fiscal 1995. Also, WSMP plans to plans to convert the final four Company-owned traditional Western Steers to bakery-style restaurants during the current fiscal year. The remodeled Western Steer bakery-style units have enjoyed an annualized same-store sales increase average of 20%. Menu enhancement and marketing activities to support our Western Steer concept and franchise community received significant emphasis during fiscal 1995 and plans for the promotion of these restaurants have been completed for the current fiscal year.

     In addition to focusing on the activities of its three operating segments, WSMP's management has launched a program to closely examine all overhead costs. This is part of the effect to further improve profitability by controlling general and administrative expenses that directly affect revenue centers.

     Shortly after the end of fiscal 1995, WSMP's board of directors declared a 25% stock dividend and the distribution was made April 11,1995. We feel this was a good way to help recognize the loyalty of stock holders who continued to support WSMP while we realigned to seek new level of sales and profitability.

     As we reported last year, the management of WSMP fully understand our obligation to shareholders, employees and franchisees to not only be profitable in all segments, but to maximize profits in all operating segments. Accomplishing that obligation is our primary objective for fiscal 1996.

     WSMP's management and board want each of you to be comfortable with your investment in our modern food service company. Therefore, if you have questions about anything disclosed in the annual report, including anything discussed in this letter, please feel free to visit us in Claremont, NC, or telephone me directly.

Sincerely,




James C. Richardson, Jr.
President and Chief Executive Officer




MANAGEMENT'S DISCUSSION
- -----------------------

RESULTS OF OPERATIONS


RESTAURANT REVENUES

Revenues from Company-owned restaurants for fiscal 1995 decreased $2.1 million, or 6.9% in comparison with fiscal 1994. This decrease in revenues is the direct result of closing nine restaurant units during these years, four of which were closed in fiscal 1995. Offsetting this decrease are revenues received from a unit acquired at the beginning of fiscal 1995 which totaled $1 million and an increase in same store sales of $.9 million, or 3.8%. This increase in same store sales for fiscal 1995 compares with a 3.8% decrease for fiscal 1994 and represents a turnaround in restaurant operations. Management attributes this turnaround to the renovations of Western Steer restaurant properties which have occurred during the past three years, as well as enhancements during the current year of the Bennett's and Prime Sirloin concepts.

Company-owned restaurant revenues for fiscal 1994 decreased by $4.4 million, or 12.5% in comparison with fiscal 1993. This decrease is the result of the decrease in same store sales, mentioned previously, as well as the closing of several unprofitable restaurants units during fiscal 1994 and fiscal 1993.


FOOD PROCESSING REVENUES

The food processing segment recorded record revenues of $62.3 million during fiscal 1995 compared to revenues of $39.0 million in fiscal 1994 and $38.1 million in fiscal 1993. A major reason for the increase in revenues in fiscal 1995 was a change in contract terms, which occurred in December of 1993, with the Bakery's largest contract customer. Prior to this contract change, the customer provided the meat component and packaging material used in the production of its meat-filled sandwiches. Sales to this customer consisted only of the bakery component and cost of production and packing. In December 1993, the Company entered into a new agreement with this customer whereby the Company would purchase the meat components and packaging material from the customer and adjust the sales price accordingly. These amounts are subsequently reported as sales and cost of goods sold. Purchases by the Company of the meat component and packaging from this customer during fiscal 1995 and 1994 totaled $23.4 million and $4.8 million, respectively. Although this change does not affect total gross profit for the years involved, it does impact total sales and cost of goods sold. Had this change not occurred, revenues relating to the food processing segment during fiscal 1995 would have shown an increase over fiscal 1994 of only $4.6 million, or 13.5%. Approximately $.9 million of this increase is attributable to the ham curing operations which generated total revenues of $12.8 million. The remaining increase represent growth in the bakery operations during fiscal 1995 and utilization of the increased capacity in this division.

Fiscal 1994 revenues of the food processing segment totaled $39.0 million compared to $38.1 million in fiscal 1993. However, the contract change discussed above also impacted food processing revenues in fiscal 1994. Had this contract change not occurred, revenues relating to this segment would have shown a decrease in fiscal 1994 compared to fiscal 1993 of $3.9 million.
Approximately $1.6 million of the decrease was attributed to falling pork prices which directly affected revenues of the ham curing operations. The remaining decrease resulted due to constraints on production in the bakery operations during fiscal 1994 as the expansion project was completed.

Management anticipates continued long-term growth in the food processing segment. However, a decrease of approximately 15.3% in the level of sales in this segment is expected for the first quarter of fiscal 1996 as compared to the first quarter of fiscal 1995. This is due to the largest customer of the bakery repositioning itself in certain of its own markets and , as a result, discontinuing a line of product previously purchased from the Company. The customer has developed a well refined program to replace this volume, and management believes that the impact will not extend significantly beyond the first quarter of fiscal 1996.


FRANCHISE, ROYALTY AND OTHER FEES

Franchise, royalty and other fees have declined for the last three fiscal years from $3.4 million in fiscal 1993, to $3.0 million in fiscal 1994, to $2.9 million in fiscal 1993. This decrease is attributed to a reduction in the number of operating franchised units during this same period. During fiscal 1995 this decline was partially offset by a 2.8% increase in sales in franchised restaurants that were opened for both fiscal 1995 and 1994.


COSTS AND EXPENSES

Cost of goods sold as a percentage of food sales was 72.4% in fiscal 1995 compared with 65.8% in fiscal 1994 and 62.4% in fiscal 1993. The fluctuation over this three year period is due to the contract change with the bakery operation's largest customer which is discussed above as it relates to food processing revenues. As previously mentioned, this change affected revenues and cost of goods sold, but has no net effect on total gross profit. If the cost of the meat component and packaging material purchased from this customer during fiscal 1995 and 1994 were eliminated from food sales and cost of goods sold, and these years were restated consistent with 1993, cost of goods sold as a percentage of food sales would be 62.9% in fiscal 1995 and 63.3% in fiscal 1994. The higher percentage for fiscal 1994 is attributed to higher raw material costs in the ham-curing division during that year, as well as increased operating costs in the bakery division associated with the plant expansion.

As discussed in note 1 to the consolidated financial statements, operating expenses include indirect costs associated with restaurant product sales and other revenues, which consist primarily of franchise, royalty and other fees. These expenses, as a percentage of revenues of the restaurant and franchising segments were 45.7% in fiscal 1995, 45.4% in fiscal 1994 and 44.1% in fiscal 1993. The gradual increase is primarily attributed to the decline in franchising revenues which cannot be offset with corresponding reductions in certain fixed costs in the franchising segment.

Selling, general and administrative expenses have shown little fluctuation during the three years presented. The small increase in fiscal 1994 over 1993 is primarily the result of the $.6 million increase in the management fee which was approved by the Company's shareholders in fiscal 1994, offset by a concentrated effort by management to control expenses in this category. Further cost control measures resulted in the decrease for fiscal 1995.


INFLATION

The effects of inflation on the cost of labor, material and supplies, and plant and equipment have resulted in increased costs to the Company during the past three years. Ongoing programs of cost control and elimination of overhead
expenses have helped to offset much of the impact of inflation.   Although the
Company cannot determine the precise effect of inflation on its business, the restaurant operations are believed to be the most susceptible to the adverse
effects of inflation as compared to other divisions of the Company.   This is
due to price discounting which has prevailed in the family and fast food restaurant segments throughout the nation for the past three years, making it difficult to cover increased costs by increasing menu prices.



FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES

Liquidity of WSMP, Inc., can be evaluated in light of the working capital position and cash flows of the Company. As of February 24, 1995 the Company had net working capital of $904,000 which compares with $(450,000) at February 25, 1994 and $2,131,000 at February 26, 1993. The working capital of the Company was significantly reduced in fiscal 1994 by the major capital expansion of the bakery facility. This project was completed in December of 1993 at a total cost of approximately $8 million. Half of the project was financed by the issuance of Industrial Revenue Bonds totaling $4 million. The remaining portion was financed by internally generated cash and short-term borrowings which reduced the net working capital of the Company. During 1995, the Company was able to restore approximately $1.35 million of this working capital, as well as provide for necessary capital expenditures totaling $1.2 million and debt repayments totaling $3.7 million. This was accomplished through profitable operations during fiscal 1995 and the sale of certain under-performing restaurant properties.

Operating activities continue to provide positive cash flow to the Company. During fiscal 1995, net cash of $.8 million was provided by operations compared
to $2.8 million in fiscal 1994 and $2.5 million in fiscal 1993.   The decrease
in cash provided by operations in fiscal 1995 is due to repayments to certain vendors who provided the Company with extended credit terms in fiscal 1994 in order to assist in the cash flow requirements necessary to bring the bakery project on line. This is evidenced by the $1.4 million reduction in trade accounts payable between February 25, 1994 and February 24, 1995.

Additional cash was generated in fiscal 1995 through the investing activities of the Company. Net cash provided by investing activities was $2.7 million in fiscal 1995 compared to net cash used in investing activities of $3.5 million and $5.1 million in fiscal 1994 and fiscal 1993. Negative cash flows during fiscal 1994 and 1993 were the result of capital expenditures relating to the Company's expansion of its bakery facility and the renovation of certain restaurants properties. In fiscal 1995, the positive cash flows from investing activities were generated through the sale of assets. During the year, approximately $.8 million was received from the sale of real estate classified as "Properties held for sale" at February 25, 1994. An additional $2.9 million was received from the sale of under-performing assets consisting primarily of restaurants closed during fiscal 1995, which were sold without adversely affecting the profitability of the Company.

Cash generated from operating and investing activities during fiscal 1995 was used by the Company in financing activities. Net cash used in financing activities was $4.0 million in fiscal 1995 and $.5 million in fiscal 1994 compared to net cash provided by financing activities of $3.4 million in fiscal
1993.   The use of cash in fiscal 1995 relates to repayments of debt totaling
$3.7 million. In fiscal 1994, repayments of long term debt were offset by short term borrowings of approximately $1.3 million and the proceeds from issuance of stock totaling $.6 million. Fiscal 1993 reflects the issuance of long-term debt associated with the bakery plant expansion and the renovation program of the Company's restaurant segment.

For fiscal 1996, management feels that continued profitable operations and the sales of additional non-core properties, will generate cash and working capital levels sufficient for the needs of the Company. At February 24, 1995, the Company had $3.3 million in real estate held for sale. The recent improved real estate environment in the Southeastern United States allowed the Company to dispose of several excess properties during fiscal 1995, and the Company views the remaining properties as a valuable source of future working capital. Approximately $1.0 million is expected to be generated in fiscal 1996 from the sales of excess real estate.

In addition, the Company is currently seeking to refinance amounts outstanding under its Senior Notes and short-term secured note on an intermediate to long term basis through a private placement of debt. The Senior Notes require semi-annual principal payments of $769,230 and mature on October 1, 1996 with a balloon payment of approximately $9,231,000. The short-term secured note represents line of credit borrowings which were utilized as partial funding for the $8 million bakery expansion. Refinancing of these amounts will allow the Company to replenish working capital as well as provide capital to sustain and grow all segments of the Company. Management feels that an agreement will be completed prior to the end of fiscal 1996.

The Company believes that revenues from operations, together with available sources of financing, will be sufficient to provide the necessary long-term capital resources required to fund the Company's capital requirements for the coming three years.




WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

February 24, 1995 and February 25, 1994
- ---------------------------------------

ASSETS
- ------
                                              1995          1994
                                             -------      --------


Current Assets:
Cash and cash equivalents               $    940,120     $1,507,519
Marketable equity securities                 120,564        165,658
Accounts receivable and current
 portion of notes receivable, net:
   Trade and others (notes 2 and 6)        4,809,950      5,027,548
   Related party (notes 2 and 18)          1,178,213      1,164,837
Income taxes refundable                      118,137         41,225
Inventories (notes 3 and 6)                5,126,335      4,489,453
Prepaid expenses and other                   120,520        176,485
Deferred income taxes (note 9)               259,821        337,510
Properties held for sale (note 5)                           285,000
                                        ------------     ----------
     Total current assets                 12,673,660     13,195,235
                                        ------------     ----------
Property, Plant and Equipment, net
 (notes 4 and 7)                          27,157,887     32,316,642
                                        ------------     ----------

Other Assets:
 Properties held for sale (note 5)         3,322,372      2,107,099
 Excess of cost over fair value of
   net assets of businesses acquired,
   net (note 13)                             696,456        739,023
 Noncurrent notes receivable (note 2)        368,181         96,783
 Noncurrent related party notes
   receivable (notes 2 and 18)               833,110      1,125,298
 Investment in affiliates (note 15)          742,633        380,494
 Other (note 16)                             927,105        388,823
                                        ------------    -----------

     Total other assets                    6,889,857      4,837,520
                                        ------------    -----------

     Total assets                       $ 46,721,401   $ 50,349,397
                                        ============   ============






WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

February 24, 1995 and February 25, 1994
- ---------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------

                                                        1995           1994
                                                      --------       --------


Current Liabilities:
 Notes payable (note 6)                            $  3,000,000   $  3,375,000
 Current installments of long-term debt (note 7)      2,939,844      3,374,918
 Trade accounts payable                               3,016,776      4,413,311
 Income taxes payable                                    46,737
 Other accrued liabilities (note 8)                   2,766,415      2,482,445
                                                   ------------    -----------

    Total  current liabilities                       11,769,772     13,645,674



Deferred franchise fees                                  30,000         90,000
Deferred income taxes (note 9)                        1,749,957      1,909,330
Long-term debt, excluding current
  installments (note 7)                              15,533,554     18,120,328
                                                   ------------   ------------

    Total liabilities                                29,083,283     33,765,332
                                                   ------------   ------------



Commitments and Contingencies (notes 10 and 16)


Shareholders' Equity (notes 7, 12, and 19):
 Common stock - par value $1, authorized
  10,000,000 shares; issued 2,660,338 shares
  in 1995 and 2,133,489 shares in 1994                2,660,338      2,133,489
 Capital in excess of par value                       6,389,347      6,419,972
 Unrealized loss on securities available for
 sale, net of                                            (5,214)
  deferred income taxes of $3,351
 Retained earnings                                    8,593,647      8,030,604
                                                   ------------    -----------

    Total shareholders' equity                       17,638,118     16,584,065
                                                   ------------   ------------

    Total liabilities and shareholders' equity     $ 46,721,401  $  50,349,397
                                                   ============  =============




 See accompanying notes to consolidated financial statements




WSMP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years ended February 24, 1995, February 25, 1994
- -------------------------------------------------------
  and February 26, 1993
  ---------------------
                                                      1995         1994          1993
                                                      ----         ----          ----
Operating revenues:
 Food sales (note 14)                             $91,231,774  $70,032,184  $73,503,786
 Franchise, royalty and other fees (note 18 -
  includes related party transactions totaling
  $1,030,000 in 1995, $1,017,000 in 1994 and
  $983,000 in 1993)                                 2,868,199    3,027,252    3,418,876
                                                  -----------  -----------  -----------

  Total operating revenues                         94,099,973   73,059,436   76,922,662
                                                  -----------  -----------  -----------

Costs and expenses:
 Cost of goods sold (note 18 - includes related
  party transactions totaling $506,000 in 1995,
  $514,000 in 1994 and $362,000 in 1993)           66,051,173   46,097,768   45,872,816
 Operating expenses (note 18 - includes related
  party transactions totaling $883,000 in 1995,
  $786,000 in 1994 and $1,010,000 in 1993)         14,519,552   15,452,214   17,137,583
 Selling, general and administrative expenses
  (note 18 - includes related party transactions
  totaling $2,236,000 in 1995, $1,819,000 in 1994
  and $1,282,000 in 1993)                           8,405,957    8,542,448    8,385,187
 Depreciation and amortization                      2,878,624    3,006,055    3,182,647
                                                  -----------  -----------  -----------
  Total costs and expenses                         91,855,306   73,098,485   74,578,233
                                                  -----------  -----------  -----------
    Operating income (loss)                         2,244,667      (39,049)   2,344,429
                                                  -----------  ------------ -----------

Other income (expense):


 Other income (including interest) (note 18 -
  includes related party transactions totaling
  $90,000 in 1995, $117,000 in 1994 and $140,000      316,737       59,722      330,744
  in 1993)
 Net gain on dispositions of assets (note 18 -
  includes gain on sale of assets to related
  parties totaling $128,000 in 1995, $18,000 in
  1994 and $569,000 in 1993)                          940,091      894,756      216,252
 Interest expense                                  (1,993,094)  (1,840,203)  (1,788,417)
                                                  ------------ ------------ ------------

   Net other expense                                 (736,266)    (885,725)  (1,241,421)
                                                  ------------ ------------ ------------

 Earnings (loss) before income taxes and
  cumulative effect of a change in accounting
  principle                                         1,508,401     (924,774)   1,103,008
                                                  -----------  ------------ -----------

 Provision for income taxes (benefit) (note 9):
  Current                                             490,064      (69,424)     661,197
  Deferred                                            (78,333)    (315,350)    (228,189)
                                                  ------------ ------------ ------------

 Total provision for income taxes (benefit)           411,731     (384,774)     433,008
                                                  -----------  ------------ -----------

 Earnings (loss) before cumulative effect of a
  change in accounting principle                    1,096,670     (540,000)     670,000
 Cumulative effect on prior years of a change
  in accounting for income taxes (notes 1 and 9)                  (245,000)
                                                  ------------  ------------ -----------

 Net earnings (loss)                              $ 1,096,670  $  (785,000) $   670,000
                                                  ============  ============ ===========

 Earnings (loss) per common share and common equivalent share (note 1):

 Before cumulative effect of a change in
  accounting principle                          $       .38  $     (.21)  $       .23
 Cumulative effect of a change in accounting
  principle                                                        (.09)
                                                 -----------  ----------- -----------

 Net earnings (loss)                            $       .38  $     (.30)  $       .23
                                                ===========  ===========  ===========



See accompanying notes to consolidated financial statements.


WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years Ended February 24, 1995, February 25, 1994
- -------------------------------------------------------
 and February 26, 1993
 ---------------------

                                                       Unrealized
                                                       Loss on
                                          Capital in   Securities
                                Common    Excess of    Available     Retained
                                Stock     Par Value     For Sale     Earnings
                                -----     ---------    ----------  -----------

Balance at February 28,
1992                         $ 1,942,905 $ 5,787,674                $8,145,604

Net earnings                                                           670,000

Common stock purchased and
 retired (9,062 shares)          (9,062)     (62,618)
 (note 19)
Common stock issued
 (62,251 shares)

                                 62,251      267,704
                             ----------  -----------                ----------


Balance at February 26,        1,996,094   5,992,760                 8,815,604
1993

Net loss                                                              (785,000)
Common stock purchased and
 retired (10,000 shares)
 (note 19)                      (10,000)     (40,004)
Common stock issued (47,395
 shares)                         47,395      204,716
Common stock options
 exercised (100,000 shares)
 (note 12)                      100,000      262,500
                             ----------  -----------                ----------

Balance at February 25,
  1994                         2,133,489   6,419,972                 8,030,604

Net earnings                                                         1,096,670
Common stock purchased and
 retired (5,000 shares)
 (note 19)                        (5,000)    (30,625)
Five-for-four stock split
 effected in the form of a
 25% stock dividend (note
 19):
 Shares issued                   531,849                              (531,849)
 Fractional shares payable
   in cash                                                              (1,778)
Unrealized loss on
 securities available for
 sale, net of income taxes
 of $3,351                                               $(5,214)
                             ----------- -----------   ----------   -----------



Balance at February 24,      $ 2,660,338 $ 6,389,347     $(5,214)    $8,593,647
1995                         =========== ===========   ==========   ===========


See accompanying notes to consolidated financial statements.





WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended February 24, 1995, February 25, 1994
- -------------------------------------------------------
  and February 26, 1993
 ---------------------


                                           1995          1994           1993
                                           ----          ----           ----

Cash Flows From Operating Activities:

Net earnings (loss)                    $  1,096,670  $   (785,000) $   670,000
                                       ------------  ------------- -----------
Adjustments to reconcile net earnings
 (loss) to net cash provided by
 operating activities:
   Depreciation and amortization          2,878,624     3,006,055    3,182,647
   Depreciation of properties
     leased to others                       379,599       257,551      252,510
   Cumulative effect of a change in
     accounting principle                                 245,000
   Decrease in deferred income
     taxes, net                             (78,333)     (315,350)    (228,189)
   Net gain on dispositions of assets      (940,091)     (894,756)    (216,252)
   Provision for losses on receivables      430,128       247,857      155,222
   Other non-cash adjustments to
     earnings                              (153,733)       73,115       80,411
   Changes  in operating assets and
    liabilities (net of effects from
    purchase of restaurant companies)
    providing (using) cash:
      Receivables                          (848,883)      (27,542)    (971,328)
      Inventories                          (627,401)     (164,213)    (867,727)
      Income taxes refundable, prepaid
        expenses and other                   (4,598)      271,866      (97,491)
      Trade accounts and income taxes
        payable and other accrued
        liabilities                      (1,283,107)      846,705      794,932
      Other                                 (51,946)       38,113     (281,195)
                                       ------------- ------------  ------------

  Total adjustments                        (299,741)    3,584,401    1,803,540
                                       ------------- ------------  -----------

  Net cash provided by operating
   activities                               796,929     2,799,401    2,473,540
                                       ------------  ------------  -----------


Cash Flows From Investing Activities:

Capital expenditures to related
  parties (note 18)                        (386,359)     (817,063)  (1,433,063)
Capital expenditures - other               (807,489)   (4,319,837)  (5,583,158)
Proceeds from sale of assets to
  related parties (note 18)                 623,734       465,060    1,182,976
Proceeds from sales of assets to
 others                                   3,082,789       828,964      444,532
Deposits, net of refunds                    (12,581)       16,480       (6,750)
Decrease (increase) in marketable
  equity securities                          36,528       (60,770)     194,057
Decrease in related party notes
  receivable (note 18)                      417,574        81,547      151,321
Decrease (increase) in other notes
  receivable                                 (1,635)      127,332      278,763
Other investing activities, net            (292,251)      209,865     (354,045)
                                        ------------   -----------  -----------

  Net cash provided by (used in)
   investing activities                   2,660,310    (3,468,422)  (5,125,367)
                                         -----------  ------------  -----------

Cash Flows From Financing Activities:

Proceeds from issuance of long-term
  debt                                      250,000       547,846    5,792,552
Principal payments on
  long-term debt                         (3,364,013)   (2,933,247)  (2,610,489)
Cash restricted for secured letter of
  credit (note 16)                         (500,000)
Net proceeds (repayments) under short-
  term borrowing agreements                (375,000)    1,275,000
Proceeds from exercise of stock
  options                                                 362,500
Proceeds from stock rights offering                       252,111      329,955
Acquisition of treasury stock               (35,625)      (50,004)     (71,680)
                                         -----------  ------------  -----------

  Net cash provided by (used in)
  financing activities                   (4,024,638)     (545,794)   3,440,338
                                         -----------  ------------  -----------

Net increase (decrease) in cash and
  cash equivalents                         (567,399)   (1,214,815)     788,511

 Cash and cash equivalents at
  beginning of year                       1,507,519     2,722,334    1,933,823
                                         -----------  ------------  -----------
 Cash and cash equivalents at
  end of year                           $   940,120   $ 1,507,519  $ 2,722,334
                                        ============  ============ ============

See accompanying notes to consolidated financial statements.




WSMP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended February 24, 1995, February 25, 1994, and February 26, 1993
- ------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of WSMP, Inc. and subsidiaries (the Company) in which it has an ownership percentage greater than 50%. These subsidiaries, all of which are 100% owned, unless otherwise indicated, are as follows:


      Elloree Foods, Inc.                    Seven Stars, Inc.
      Georgia WSMP, Inc.                     South Carolina WSMP, Inc.
      Greenville Food Systems, Inc.          St. Augustine Foods, Inc. (80%)
      Kentucky WSMP, Inc.                    Sunshine WSMP, Inc.
      Matthews Prime Sirloin, Inc. (80%)     Tennessee WSMP, Inc.
      Naples Foods, Inc. (55%)               Virginia WSMP, Inc.
      Prime Sirloin, Inc.



      All significant intercompany accounts and transactions are eliminated in consolidation.

      FINANCIAL STATEMENT PRESENTATION - Financial statements for fiscal 1994 and 1993 have been reclassified, where applicable, to conform to the financial statement presentation used in fiscal 1995.

      FISCAL YEAR - The Company's fiscal year ends on the last Friday in February. All fiscal years presented represent fifty-two week periods.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     INVESTMENTS - Effective February 26, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that investments in debt and equity securities be classified in the following three categories: trading, held-to-maturity, or available-for-sale. Securities classified as trading securities are carried at fair market value with unrealized gains and losses reflected in earnings. Debt securities classified as held-to-maturity securities are carried at amortized cost. Securities classified as available-for-sale are carried at fair market value with unrealized gains and losses excluded from earnings but shown as a separate component of shareholders' equity. All investments of the Company are comprised of marketable equity securities held in broker managed accounts. The Company has classified all investments as available-for-sale. At February 25, 1994, investments are stated at the lower of aggregate cost or market value. Realized and unrealized gains and losses on investments were not significant in fiscal 1995, 1994 and 1993.

     INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs which do not significantly extend useful lives of assets are charged to earnings whereas additions and betterments, including interest costs incurred during construction, are capitalized. Gains and losses on dispositions are reflected in other income except for gains on traded properties which are reflected in the basis of the new asset.

     Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line basis. Leasehold improvements are depreciated over the shorter of their estimated useful lives or terms of the respective leases. Property under capital leases is amortized in accordance with the Company's normal depreciation policy.

     Depreciation and other expenses on properties leased to others are deducted from rental income and reported net as other income.

     INTANGIBLE ASSETS - The excess of cost over fair value of net assets of businesses acquired is being amortized on the straight-line method over periods of fifteen and forty years ($294,297 over fifteen years and $933,100 over forty years as of February 24, 1995).

     INVESTMENTS IN AFFILIATES - Investments in common stock of unconsolidated affiliates are accounted for using the equity method.

     COSTS AND EXPENSES - Cost of goods sold includes the direct and indirect costs of tangible products sold by the food processing segment and the direct costs of tangible products sold through restaurant operations. Operating expenses include additional indirect costs such as labor, insurance and occupancy costs, other than depreciation, associated with restaurant product sales and other revenues. Selling, general and administrative expenses reflect costs of marketing, selling and general administration not included in cost of goods sold or operating expenses.

     PREOPENING EXPENSES - Preopening expenses associated with new restaurant openings are expensed as incurred.

     INCOME TAXES - Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), required a change from the deferral method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial accounting bases of existing assets and liabilities by applying enacted tax rates applicable to the years when such differences are scheduled to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. The Company adopted SFAS 109 during the year beginning February 27, 1993 and has reported the cumulative effect on prior years of the change in the consolidated statement of operations for the fiscal year ended February 25, 1994. Under the deferral method, prior to February 27, 1993, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

     FRANCHISE, ROYALTY AND OTHER FEES - Initial franchise fees are recognized as revenue when substantially all of the services required of the Company by the franchise agreement have been performed, which is generally the date the franchised unit opens. Royalty and other fees are accrued as earned based on franchisees' sales.

     EARNINGS PER SHARE - Earnings per share is based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. Common equivalent shares relate to outstanding stock options. The weighted average number of shares used in the calculations are 2,879,021 in fiscal 1995, 2,624,015 in fiscal 1994 and 2,875,100 in fiscal 1993. Amounts for 1994 and 1993 have been restated to reflect a five-for-four stock split, effected in the form of a stock dividend declared in 1995. (See note 19).


NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE:

     Accounts and notes receivable are comprised of the following:

                                                             1995        1994
                                                           -------     -------
Accounts receivable:
 Trade accounts receivable (less allowance for doubtful
  receivables of $15,000 in 1995 and $60,000 in 1994)    $3,699,550   $3,606,862
 Accounts receivable - franchisees (less allowance for
  doubtful receivables of $235,000 in 1995 and $225,000
  in 1994)                                                  243,797      453,447
 Accounts receivable - related parties (See note 18)        335,785      159,667
                                                         ----------   ----------

   Total accounts receivable, net                        $4,279,132   $4,219,976
                                                         ==========   ==========

Notes receivable - related parties; interest rates 4.5%
  to 12% (See note 18)                                   $1,675,538   $2,130,468
Less current portion                                        842,428    1,005,170
                                                         ----------   ----------

   Noncurrent related parties notes receivable           $  833,110   $1,125,298
                                                         ==========   ==========

Notes receivable - other; interest rates 6% to 12% (less
  allowance for doubtful receivables of $292,000 in 1995
  and $155,000 in 1994)                                  $1,234,784   $1,064,022
Less current portion                                        866,603      967,239
                                                         ----------   ----------

   Noncurrent notes receivable                           $  368,181   $   96,783
                                                         ==========   ==========


Noncurrent notes receivable have maturities ranging from 1996 to 2001.

  Trade accounts receivable are generated by sales of the food processing segment and have terms ranging between fourteen and thirty days. A concentration of receivables exists relating to one Bakery customer which accounted for 63% of the food processing segment sales in fiscal 1995. Receivables from this customer totaled $1,625,738 at February 24, 1995 and represent 43.8% of the total.

     An analysis of the allowance for doubtful notes and accounts receivable is as follows:


                                      Additions
Fiscal Year     Balance at           Charged to           (1)        Balance at
 ended:       Beginning of Year  Costs and Expenses   Deductions    End of Year
- -----------   -----------------  ------------------   ----------    -----------

   1995          $440,000           $430,128           $328,128       $542,000
   1994          $225,000           $247,857           $32,857        $440,000
   1993          $250,000           $155,222           $180,222       $225,000



      (1) Uncollectible receivables charged against the allowance.


NOTE 3 - INVENTORIES:

     A summary of inventories, by major classification, follows:


                                   1995             1994
                                ---------        ---------
Hams in curing process         $1,748,375       $1,729,997
Other food (includes cured
   hams)                        2,104,940        1,357,837
Supplies                        1,273,020        1,401,619
                                ---------        ---------
 Totals                        $5,126,335       $4,489,453
                               ==========       ==========


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

     The major components of property, plant and equipment are as follows:

                                    Estimated
                                   Useful Life        1995          1994
                                  -------------    -----------    ----------
Land                                               $5,531,105     $6,788,463
Land improvements                  10 years         1,377,356      1,660,690
Buildings                          20-40 years     16,920,654     19,036,438
Leasehold improvements             5-20 years       1,202,009      1,076,018
Machinery and equipment            5-15 years      15,479,264     17,563,709
Machinery and equipment under
  capital lease                    5-15 years         787,283        787,283
Furniture and fixtures             5-10             3,759,205      4,644,117
Automotive equipment               2-5 years          664,252        646,706
Construction in progress                              105,284          8,650
                                                    ---------      ---------

   Totals                                          45,826,412     52,212,074
 Less accumulated depreciation                     18,668,528     19,895,432
                                                   ----------     ----------

   Property, plant and equipment,net             $ 27,157,884   $ 32,316,642
                                                 ============   ============



     Depreciation and amortization expense of property, plant and equipment was $3,198,638, $3,184,365 and $3,020,514 for fiscal 1995, 1994 and 1993, respectively. Accumulated depreciation applicable to property under capital leases was $445,006, $365,366 and $330,552 for fiscal 1995, 1994 and 1993, respectively. Approximately $266,792 and $186,000 in interest costs were capitalized in fiscal 1994 and 1993, respectively. No interest costs were capitalized in fiscal 1995.


NOTE 5 - PROPERTIES HELD FOR SALE:

     During fiscal 1991, the Company began a restructuring of its owned restaurant operations to improve profitability by, among other things, updating restaurant formats and disposing of less profitable stores. As a result of this restructuring, the Company has closed various stores and transferred the related real properties, in addition to certain undeveloped land holdings, from the classification of property, plant and equipment to other assets as properties held for sale. The Company is selling these properties as reasonable purchase offers are received. At February 24, 1995, the Company had $3,322,372 in properties held for sale. These properties are being carried at their net book value which does not exceed their estimated net realizable value.

     The Company has evaluated the recently issued Statement of Financial Accounting Standards No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of'' and does not believe that this new standard will have any material effect on the Company's financial statements as it relates to properties held for sale or other long-lived assets.


NOTE 6 - SHORT -TERM NOTES PAYABLE:

     The Company has agreements with various banks which provide for short-term secured borrowings up to $3,000,000, all of which was utilized at February 24, 1995. Substantially all of the Company's manufacturing inventory and receivables (approximately $7,900,000 in the aggregate) are pledged as collateral under these borrowings.

     The weighted average interest rate on short-term borrowings was 9.75% and 6.75% at February 24, 1995 and February 25, 1994, respectively.


NOTE 7 - LONG-TERM DEBT:

     Long-term debt is comprised of the following:

                                                 1995         1994
                                             -----------   -----------


10.0% Senior Notes payable to
  insurance companies, maturing 1996        $ 11,538,462  $ 13,076,923
Variable rate Industrial Revenue Bonds
  maturing in 2005                             3,505,000     3,835,000
Prime plus 1/2%  to 2% notes
  payable to banks maturing 1993 to 1998       1,595,361     2,488,340
4.5% Settlement Notes maturing in 1998
  (see note 18)                                  790,000       970,000
7.0% to 12.5% other notes payable
  maturing 1993 to 2001                          789,239       749,940
9.23% capitalized lease obligations
  maturing in 1997 (see note 10)                 255,336       375,043
                                             -----------   -----------

  Total long-term debt                        18,473,398    21,495,246

  Less current installments                    2,939,844     3,374,918
                                            ------------   -----------
  Long-term debt, excluding current
   installments                             $ 15,533,554  $ 18,120,328
                                            ============  ============


     The applicable prime interest rate at February 24, 1995 was 9%. The variable rate payable on the Industrial Revenue Bonds at February 24, 1995 was 4%. At February 24, 1995, the net book value of the Company's property, plant and equipment pledged as collateral under the above obligations was $19,989,000.

     The Senior Notes provide for monthly interest payments and semi-annual principal payments of $769,230 beginning on October 1, 1991; a maturity date of October 1, 1996; a security interest in certain of the Company's real properties; and the annual payment of additional amounts that may be available from excess cash flows (as defined). All payments made under the excess cash flow provision will be applied to the reduction of principal. A balloon payment of approximately $9,231,000, less any payments previously made under the excess cash flow provision, will be required at October 1, 1996. Additionally, the Senior Note terms require a current ratio of at least 125% and the adjusted funded debt to adjusted equity ratio to not exceed 135%. At February 24, 1995, the Company's ratio of adjusted funded debt to adjusted shareholders' equity was 85.8%. No payments under the excess cash flow provisions were required in fiscal 1995 and no such payments are anticipated in fiscal 1996.

     The Senior Note agreement also restricts future cash dividend payments to shareholders to 25% of accumulated net earnings, with certain adjustments, subsequent to February 28, 1986. After giving effect to such adjustments and payment of cash dividends since February 28, 1986, there are no consolidated retained earnings available for payment of cash dividends as of February 24, 1995.

     The Industrial Revenue Bond agreements require the Company to maintain tangible net worth (as defined) at specified levels, to maintain a ratio of total liabilities to tangible net worth not greater than 240%, a current ratio of at least 90% at February 24, 1995, and 125% thereafter, and a fixed charges ratio (as defined) of at least 110% for the year ended February 24, 1995, and 125% thereafter. The agreements also place limitations on capital expenditures and investments.

     At February 24, 1995, the Company was not in compliance with certain loan covenants relating to the Senior Notes and the Industrial Revenue Bonds. The Company has received waivers of these violations and the lenders have agreed to amend certain of the covenants to enable compliance for fiscal 1995 and to facilitate compliance in fiscal 1996.

     Long-term debt maturities, including capital leases (note 10), for the five years subsequent to February 24, 1995 are as follows:

                     Fiscal Year
                        Ending         Amount
                    ------------    ------------

                        1996        $  2,939,844
                        1997        $ 11,190,333
                        1998        $    661,735
                        1999        $    729,677
                        2000        $    456,893



NOTE 8 - OTHER ACCRUED LIABILITIES:

     Other accrued liabilities are as follows:


                                      1995         1994
                                      ----         ----

Accrued salaries and wages        $ 700,406     $701,869
Accrued insurance claims            773,251      560,156
Taxes, other than income            355,719      391,696
Accrued interest                     79,883       91,220
Other                               857,156      737,504
                                  ---------     --------


Totals                           $2,766,415   $2,482,445
                                 ==========   ==========


NOTE 9 - INCOME TAXES:

     As discussed in Note 1, the Company adopted SFAS 109 as of February 27, 1993. The cumulative effect of adopting SFAS 109 on the Company's financial statements was to decrease net earnings by $245,000 for the fiscal year ended February 25, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.


     The provision for income taxes (benefit) is summarized as follows:


                                 1995        1994        1993
                                 ----        ----        ----

Current:
 Federal                     $ 421,663   $ (95,485)    $526,422
 State                          68,401      26,061      134,775
                              --------   ---------     --------
   Total current
                               490,064     (69,424)     661,197
                             ---------   ----------    --------

Deferred:
 Federal                      (102,544)   (224,757)    (225,144)
 State                          24,211     (90,593)      (3,045)
                             ---------   ----------    ---------

   Total deferred              (78,333)   (315,350)    (228,189)
                             ----------  ----------    ---------

 Total provision for
    income taxes (benefit)   $ 411,731   $(384,774)    $433,008
                             ==========  ==========    =========



     Actual provisions for income tax expense (benefit) are different from amounts computed by applying a statutory federal income tax rate to earnings
(loss) before income taxes. The computed amount is reconciled to total income tax expense (benefit) as follows:

                                                1995                     1994                      1993
                                       --------------------     ----------------------    --------------------


                                                   Percent                    Percent                 Percent
                                                  of Pretax                  of Pretax               of Pretax
                                        Amount     Earnings      Amount        Loss         Amount    Earnings
                                      ----------  ---------    ----------    ---------    ---------  ----------
Computed tax (benefit) at
   statutory rate                     $ 512,856      34.0       $(314,423)     (34.0)      $ 375,023     34.0
Tax effect resulting from:
 State income taxes
   net of federal
   tax benefit                           92,584       6.1         (83,224)      (9.0)         86,942      7.9
 New general
   business credits
   (net)                               (110,308)     (7.3)        (15,431)      (1.7)        (58,775)    (5.3)
 Permanent differences                   (8,992)      (.6)         60,380        6.5          64,423      5.8
 Tax benefit of pre-acquisition
   (SRLY) losses utilized                (82,307)    (5.4)
Other                                      7,898       .5         (32,076)      (3.4)        (34,605)    (3.1)
                                       ----------  ---------    ----------    ---------    ----------  ---------

Provision for income taxes (benefit)   $ 411,731     27.3       $(384,774)     (41.6)      $ 433,008     39.3
                                        =========  =========    ==========    =========    ==========  =========





     The approximate tax effect of each type of temporary difference and carryforward that gave rise to the Company's deferred income tax assets and liabilities for fiscal 1995 and 1994 under SFAS 109 is as follows:

                                                    1995                                             1994
                                      -------------------------------                  --------------------------------


                                    Assets       Liabilities        Total           Assets        Liabilities        Total
                                  -----------    -----------      ---------       ----------      -----------      ---------
Current:
  Allowance for
   doubtful receivables           $  212,030                      $  212,030      $  172,128                      $  172,128
  Inventory                           57,500                          57,500          41,288                          41,288
  Accrued promotional
   expense                             6,973                           6,973          17,096                          17,096
  Advertising reserve                                                                    242                             242
  Accrued vacation pay                54,768                          54,768          54,768                          54,768
  Reserve for returns                 15,649                          15,649          29,340                          29,340
  Installment sales                              $  (249,339)       (249,339)                      $ (345,239)      (345,239)
  Unrealized loss on
   securities available-
   for-sale                            3,351                           3,351
  State loss carryforward             26,980                          26,980         119,509                         119,509
  General business
   credit carryforward               131,909                         131,909          91,018                          91,018
  Alternative minimum
   tax credit
   carryforward                                                                      157,360                         157,360
                                 ------------    -------------    -----------     -----------     ------------     -----------

   Total current                  $  509,160      $  (249,339)    $  259,821      $  682,749       $ (345,239)    $  337,510
                                 ============    =============    ===========     ===========     ============     ===========



                                                      1995                                             1994
                                       --------------------------------                --------------------------------

                                    Assets        Liabilities        Total           Assets       Liabilities        Total
                                 ------------    -------------   ------------     -----------     -----------      -----------
  Noncurrent:


   Property, plant and
    equipment                                    $ (2,060,220)   $ (2,060,220)                   $ (1,939,748)     $ (1,939,748)
   Installment sales                                  (55,913)        (55,913)                        (81,856)          (81,856)
   Earnings in
    unconsolidated
    subsidiaries                  $   67,874                           67,874      $   77,066                            77,066
   Deferred franchise
    fees                              11,736                           11,736          35,208                            35,208
   General business
    credit carryforward               80,145                           80,145
   Alternative
    minimum tax credit
    carryforward                     206,421                          206,421
   Pre-acquisition (SRLY) loss
    carryforward                      83,281                           83,281
   State loss carryforward           441,511                          441,511         390,058                           390,058
   Less valuation
    allowance                       (524,792)                        (524,792)       (390,058)                         (390,058)
                                -------------   --------------   -------------   -------------  --------------    --------------

   Total noncurrent             $    366,176     $ (2,116,133)   $ (1,749,957)   $    112,274    $ (2,021,604)     $ (1,909,330)
                                =============   ==============   =============   =============   =============    ==============
   Total current and
    noncurrent                  $    875,336     $ (2,365,472)   $ (1,490,136)   $    795,023    $ (2,366,843)     $ (1,571,820)
                                =============   ==============   =============   =============   =============    ==============

     The components of the provision for deferred income taxes for fiscal 1993 as reported under Accounting Principles Board Opinion No. 11, consist of the following:

                                                1993
                                             ---------


          Depreciation                      $(140,011)
          Installment sales                   (30,756)
          Allowances for doubtful
             receivables                        8,500
          Deferred franchise fees net of
             expenses                          (5,100)
          Write-downs and dispositions of
             assets, net                      (59,587)
          Other                                (1,235)
                                            -----------

           Totals                           $(228,189)
                                            ===========

     As of February 24, 1995, operating loss carryovers of approximately $7,800,000 are available to offset future taxable income in various states. The carryover periods range from five to fifteen years which will result in expirations of varying amounts beginning in fiscal 1996 and continuing through fiscal 2010.

     Various credits and loss carryforwards also exist to offset future federal income taxes. As of February 24, 1995, alternative minimum tax credit carryovers are approximately $206,421 and general business credit carryforwards are approximately $212,054. The general business credits will expire in varying amounts beginning in fiscal 2008. In addition, pre-acquisition (SRLY) loss carryforwards of approximately $245,000 are available to offset future taxable income of certain consolidated subsidiaries and expire in varying amounts beginning in fiscal 2002.


NOTE 10 - LEASED PROPERTIES:

     Nine of the Company's restaurant locations are operated in leased premises. The related leases are classified as operating leases and their terms are effective for varying periods until 2007, except for one lease for land which expires in 2022. Most contain terms that provide for a modest increase in rental payments at specified intervals within the lease term.
     As of February 24, 1995, future minimum rental payments required under these leases and under capital leases, which are for machinery and equipment, are summarized as follows:

                         Operating Leases
                    -----------------------------


                              Minimum
Fiscal Year     Minimum       Sublease                   Capital
Ending          Payments      Receipts       Total        Leases      Total
- ----------     ----------    ----------     ---------  -----------  ----------

1996           $1,118,807   $    202,760   $  916,047  $ 153,936    $1,069,983
1997            1,031,170        199,760      831,410    128,280       959,690
1998              880,649        199,760      680,889                 680,889
1999              804,288        199,760      604,528                 604,528
2000              591,556        199,760      391,796                 391,796
2001-2005       1,786,200        845,000      941,200                 941,200
2006-2010         714,383        253,583      460,800                 460,800
2011-2015          57,600                      57,600                  57,600
Later years        94,150                      94,150                  94,150
               ----------   ------------   ----------  ----------   ----------

Total minimum
lease payments $7,078,803   $  2,100,383   $4,978,420    282,216    $5,260,636
               ==========   ============   ==========              ==========


Less amount representing interest                        (26,880)
                                                       -----------

Present value of minimum lease
  payment under capital leases (see note 7)             $255,336
                                                       ===========


Rental expenses charged to earnings are as follows:

                   1995          1994           1993
                ----------    -----------    -----------

Real estate     $1,061,057    $ 1,101,189    $1,081,262
Less sublease
  rentals         (227,148)      (272,336)     (331,736)
Equipment          196,673        207,898       197,985
                ----------    -----------    -----------
Totals          $1,030,582    $ 1,036,751    $  947,511
                ==========    ===========    ===========


NOTE 11 - EMPLOYEE BENEFITS:

     On March 1, 1994, the Company established an employee stock purchase plan through which employees, after meeting minimum eligibility requirements, may contribute up to 10% of their base earnings toward the purchase of the Company's common stock. The plan provides that the Company will make matching contributions of 25% of the employee's contribution. Participation in the plan is voluntary and all contributions of the Company are funded monthly and vest immediately. The Company's contributions to the plan totaled $10,091 in 1995. The Company also maintains a 401-k Retirement Plan for its employees. The Plan provides that the Company will make a matching contribution of up to 25% of an employee's voluntary contribution, limited to the lesser of 8% of that employee's annual compensation or $9,240 for fiscal 1995. The Company's contributions to this Plan were $67,869, $52,042 and $47,112 in fiscal 1995, 1994 and 1993, respectively. The Company also provides employee health insurance benefits under a 501-c(9) trust arrangement. These benefits are partially self-funded by the Company. The Company has $45,000 per claim and $1,000,000 annual aggregate stop loss coverage on group medical claims with an insurance carrier. A third-party administrator handles all claims. Company contributions to this plan were $388,488, $504,500 and $536,827 in fiscal 1995, 1994 and 1993, respectively. Certain officers of the Company are trustees of the stock purchase plan, the retirement plan and the employee health plan.

     The Company also has two Employee Stock Option Plans as described in Note
12.


NOTE 12 - EMPLOYEE STOCK OPTIONS:

     The Company's 1987 Incentive Stock Option Plan provides for the issuance of up to 625,000 shares of common stock to key employees, including officers, of the Company. The Company may grant Incentive Stock Options ("ISOs") or nonqualified stock options to eligible employees.

     The Company's 1987 Special Stock Option Plan, as amended, provides for the issuance of up to 625,000 shares of common stock to key management employees, including officers of the Company. All options granted under this Plan are nonqualified stock options. During fiscal 1994, options for 100,000 shares were repriced from $9.50 to the fair market value at the date of repricing.

     All options must be granted at not less than 100% of the fair market value of the common stock at the date of the grant and must be exercised no later than ten years from the date of grant.

     A summary of the changes in shares under option for both Plans follows:


                                       Incentive Stock        Special Stock
                                         Option Plan           Option Plan
                                       ----------------      --------------

Balance at February 28, 1992                350,000                 450,000
                                       ============           =============

Balance at February 26, 1993                350,000               450,000
Cancelled                                  (150,000)             (100,000)
Issued                                                          100,000
Exercised at $3.625 per share              (100,000)
                                       -------------          -------------
Balance at February 25, 1994                100,000               450,000
Cancelled                                   (10,000)
Issued                                      157,500
Adjustment to options outstanding
to reflect five-for-four stock split         61,875               112,500
                                       ------------           -------------

Balance at February 24, 1995                309,375               562,500
                                       ============           =============

Price range of options                $ 2.90 to $5.20         $2.90 to $4.60
                                      ===============        ==============

Exercisable at February 24, 1995          100,000               562,500
                                      ===============        ==============

     The exercise prices of the options have been adjusted to reflect the five-for-four stock split effected in the form of a 25% stock dividend discussed in Note 19.


NOTE 13 - OTHER INFORMATION:

     Accumulated amortization of intangible assets is as follows:

                                            1995       1994
                                          --------   --------

Excess of cost over fair value of net
  assets of businesses acquired           $398,756   $407,905
Franchise rights                          $ 12,885   $ 21,647


NOTE 14 - LINES OF BUSINESS:

     The Company operates in three principal lines of business. Segment information is presented as follows:

                                         1995                       1994                        1993
                                      ----------                 ----------                  ----------


                                    Amount     Percent          Amount       Percent         Amount       Percent
                                ------------   -------       ------------    -------      ------------    -------
Revenues:
 Restaurant operations          $ 28,895,738     30.7        $ 31,022,111      42.5      $ 35,440,057       46.1
 Food processing                  62,563,395     66.4          39,274,536      53.8        38,341,431       49.9
 Restaurant franchising            2,868,199      3.1           3,027,252       4.1         3,418,876        4.4
                                ------------  --------       ------------     ------      ------------    -------

                                 94,327,332     100.2          73,323,899     100.4        77,200,364      100.4
Elimination of inter-segment
   sales (1)                       (227,359)      (.2)           (264,463)      (.4)         (277,702)       (.4)
                             ---------------  ---------      -------------    ------      ------------   --------


                             $   94,099,973     100.0        $ 73,059,436     100.0      $ 76,922,662      100.0
                             ===============  =========      =============   =======     =============   ========

Operating profit:
 Restaurant operations       $    1,713,863      24.3        $    815,673      17.5      $    829,514       12.8
 Food processing                  4,110,751      58.4           2,099,209      45.1         3,784,194       58.4
 Restaurant franchising           1,214,374      17.3           1,741,051      37.4         1,869,820       28.8
                             --------------   ---------      -------------   -------     -------------   --------

                                  7,038,988     100.0           4,655,933     100.0         6,483,528      100.0
                                              =========                      =======                     ========

Corporate expenses               (4,794,321)                   (4,694,982)                 (4,139,099)
Other income                      1,256,828                       954,478                     546,996
Interest expense                 (1,993,094)                   (1,840,203)                 (1,788,417)
                             ---------------                --------------              --------------

Earnings (loss) before
  income taxes               $    1,508,401                  $   (924,774)               $  1,103,008
                             ===============                ==============              ==============

Identifiable assets:
 Restaurant operations       $   18,115,517      38.8        $ 20,358,626      40.4      $ 24,293,435       48.0
 Food processing                 19,646,658      42.0          19,348,140      38.4        15,278,018       30.2
 Restaurant franchising             688,049       1.5             827,881       1.7           687,988        1.4
 Corporate                        8,271,177      17.7           9,814,750      19.5        10,330,124       20.4
                             --------------   ---------     --------------   -------    --------------    -------

                             $   46,721,401     100.0        $ 50,349,397     100.0      $ 50,589,565      100.0
                             ==============   =========     ==============   =======    ==============    =======

Depreciation and
 amortization:
   Restaurant operations     $    1,316,636      45.7        $  1,548,174      51.5      $  1,626,119       51.1
   Food processing                1,314,001      45.7           1,148,016      38.2           919,992       28.9
   Restaurant franchising            38,082       1.3              46,278       1.5           245,278        7.7
   Corporate                        209,905       7.3             263,587       8.8           391,258       12.3
                             --------------    --------     --------------   -------    --------------    -------

                             $    2,878,624     100.0        $  3,006,055     100.0      $  3,182,647      100.0
                             ==============    ========     ==============   =======    ==============    =======

Capital expenditures:
 Restaurant operations       $      574,272      47.5        $    695,835      13.3      $  3,464,364       42.0
 Food processing                    368,497      30.5           4,455,934      85.1         4,408,593       53.4
 Restaurant franchising              50,550       4.2
 Corporate                          214,876      17.8              84,696       1.6           383,657        4.6
                              -------------   --------       -------------   -------     -------------    -------
                             $    1,208,195     100.0        $  5,236,465     100.0      $  8,256,614      100.0
                             ==============   ========       =============   =======     =============    =======



   (1) Intersegment sales are recorded based on prevailing prices and relate solely to the food processing segment.


     In December 1993, the Company entered into a new agreement with its largest customer of bakery products whereby the Company would purchase the meat components and the customer's brand name packaging material from the customer, produce and pack the final meat-filled bakery product and sell the finished product to the customer. Prior to this agreement, sales to this customer consisted only of the bakery component and cost of production and packing. The meat component and packaging were supplied and owned by the customer throughout the process. Purchases by the Company of the meat component and packaging totaled $23,441,000 in fiscal 1995 and $4,764,000 in fiscal 1994. These amounts are reported as both sales and cost of goods sold, thus approximately $18,677,000 of the fiscal 1995 increase in food sales is attributable to this agreement.

     During fiscal 1995, 1994 and 1993, a single customer of the Company's bakery products accounted for 63%, 47% and 40%, respectively, of the food processing segment sales and 42%, 25% and 20%, respectively, of the Company's total operating revenues.

NOTE 15 - INVESTMENT IN AFFILIATES:

     The Company maintains investments in several companies which operate Prime Sirloin restaurants, Sagebrush Steakhouse and Saloons, Mom `n' Pop's Buffet and Bakery restaurants, Western Steer Family Restaurants and Bennett's Smokehouse and Saloons. All of the companies are accounted for under the equity method. Names of these companies and percentages of ownership are as follows:

                                  Percentage Owned  Percentage Owned
                                     in 1995           in 1994
                                  ---------------   ---------------

Georgia Buffet Restaurants, Inc.      50%               50%
Greenville Foods, Inc.                50%
Knoxville Foods, Inc.                 50%               50%
Matthews Prime Sirloin, Inc.          (1)               50%
Primo Foods, Inc.                     50%
Sagebrush of Asheville, Inc.          50%               50%
Sagebrush of Rock Hill, Inc.          50%               50%
Spartanburg Foods, Inc.               50%
Starke Foods, Inc.                    50%               50%

     Summarized financial information for the above companies is as follows:
                             1995          1994
                          ---------     ---------

Current Assets          $   476,187   $   424,271
Noncurrent Assets         2,181,774     1,946,901
Current Liabilities       1,559,115     1,464,556
Noncurrent Liabilities       76,577       125,900
Operating Revenue         9,566,779     9,213,949
Gross Profit              5,686,828     5,571,789
Net Earnings                173,298       279,354

Dividends received from these companies totaled $143,500 and $220,500 in fiscal 1995 and 1994, respectively.


   (1) On February 26, 1994, the Company purchased an additional 30% ownership interest in Matthews Prime Sirloin, Inc., bringing the total ownership interest to 80%. This acquisition has been accounted for as a purchase transaction , and results of operations for fiscal 1995 have been included in the Company's consolidated statement of operations. Net assets of the acquired company and operating results prior to acquisition are not material to the Company's consolidated financial statement.


NOTE 16 - COMMITMENTS AND CONTINGENCIES:

     On May 3, 1994, the Company guaranteed a loan obligation of one of its franchisees in an amount not to exceed $322,000. The loan is secured by certain restaurant equipment purchased by the franchisee.

     During fiscal 1995, the Company entered into two 50% joint ventures involving the construction and operation of two restaurant units. Remaining capital investments required under these two agreements totaled $311,000 at February 24, 1995.

     During fiscal 1995, the Company was required to provide a secured letter of credit in the amount of $500,000 to its insurance carrier for outstanding worker's compensation and general liability claims. This letter of credit is being secured by $500,000 on deposit with the issuing financial institution. Since this deposit is restricted and will not be available for current operations in fiscal 1996, the amount has been reclassified from current assets, and is presented in other non-current assets at February 24, 1995.


     Effective December 1, 1993, the Company entered into a three year endorsement agreement with Richard Childress Racing Enterprises, Inc. and Dale Earnhardt, Inc. The agreement calls for total payments of $1,200,000 over the three year period. As of February 24, 1995, remaining payments under this agreement are $900,000.


NOTE 17 - SUPPLEMENTAL CASH FLOW INFORMATION:

     Cash paid for interest and income taxes is as follows:

                 1995          1994            1993
                 ----          ----            ----

Interest      $2,004,431    $1,835,074      $1,823,635
              ==========    ==========      ==========

Income taxes  $  673,500    $   52,833      $  858,856
              ==========    ==========      ==========

     The Company received accounts and notes receivable totaling $385,537 and $1,321,565 from the sale of property, plant and equipment in fiscal 1995 and 1994, respectively.

     Upon delivery and installation of equipment, the Company transferred deposits to property, plant and equipment totaling $14,346, $6,210 and $34,634 for fiscal 1995, 1994 and 1993, respectively.


     Accounts receivable from certain franchisees totaling $ 110,156, $458,392 and $694,816 in fiscal 1995, 1994 and 1993, respectively, were converted to notes receivable.

     In fiscal 1995, the Company executed a note payable and obtained a note receivable for $92,165 relating to the settlement of certain lawsuits with two franchisees.

     In fiscal 1993, the Company incurred debt totaling $655,000 relating to leasehold improvements.

     In fiscal 1993, the Company executed a note payable and obtained a note receivable for $1,200,000 relating to the settlement of certain lawsuits and the exercise of a guaranty and hold harmless agreement. (See note 18).


NOTE 18 - TRANSACTIONS WITH RELATED PARTIES:

     Related party transactions during the fiscal years ended 1995, 1994 and 1993 arose in connection with the following relationships.

     Certain current and past officers, directors and principal shareholders of the Company have ownership interests in franchisee companies as well as an insurance company and a marketing services company which transact business with the Company. In addition, immediate family members of a director and principal shareholder have ownership interests in two companies from which the Company purchases restaurant equipment and furnishings.

     The Company has mutual leasing agreements with a partnership and corporations which include a principal shareholder. Sales of restaurant properties were made to a partnership which includes a principal shareholder.

     Under a contract with a management services company owned by certain officers and directors of the Company, the Company receives general management services which include, among other things, the review and supervision of financing, cost analysis services and review of franchise relationships. Management fees paid under this contract are in lieu of salary compensation for certain of the Company's senior executives. Effective April 1, 1993, this contract was renewed for a three year period at an annual maximum management fee of $1,500,000, payable quarterly in advance.

     The Company's related party transactions are summarized as follows:


                                          1995        1994         1993
                                        --------    --------    ---------

Royalty and accounting fee income
  from related party franchisee
  companies                          $ 1,030,000  $ 1,017,000   $  983,000
Management services expense            1,500,000    1,500,000      875,000
Purchases of restaurant equipment,
furnishings and construction             386,000      817,000    1,433,000
Purchases of other services              632,000      213,000      374,000
Casualty insurance premiums            1,066,000    1,070,000    1,314,000
Sales of restaurant properties           624,000      465,000    1,183,000
Assumption of debt and related assets                              655,000
Income from leased properties             90,000      117,000      140,000
Leasing of property                      427,000      336,000       91,000


                                          1995         1994        1993
                                        --------     --------   ---------

Related party receivables are as
 follows:
  Trade accounts receivable           $ 335,785    $  159,667   $  553,728
  Notes receivable (interest rates
    ranging from 4.5% to 12%, payable  1,675,538    2,130,468    1,971,660
    over 1 to 5 years)



     Litigation involving an unrelated party holding a security interest in the trade receivables of a bankrupt company, which was one of the Company's significant customers and vendors, was settled in May 1993. Under the terms of this settlement the Company agreed to pay $1,200,000, comprised of an initial payment of $230,000 in 1993, four annual payments of $180,000 each on April 1 beginning in 1994 and a final payment of $250,000 on April 1, 1998. Interest on the unpaid principal balance is payable quarterly at 4.5%. Under the terms of a guaranty and hold harmless agreement with the Company's president, who was a former principal of the bankrupt company, the Company obtained unsecured promissory notes from the president in amounts sufficient to reimburse the Company for all payments of principal and interest required by the Settlement Agreement and to liquidate the net receivable and accrued interest thereon arising from the initial set-off discussed above. The terms of the promissory notes correspond to the payment terms stipulated by the Settlement Agreement. The Company's financial statements as of February 24, 1995 reflect both the remaining settlement liability of $790,000 and the related receivable.


NOTE 19 - CAPITAL STOCK:

     On February 22, 1995, the Board of Directors announced a five-for-four stock split effected in the form of a 25% stock dividend. In connection therewith, 531,849 shares of common stock and $1,778 for fractional shares were distributed on April 11, 1995 to shareholders of record as of March 15, 1995.


     During fiscal 1995, 1994 and 1993 the Company acquired and retired 5,000 common shares at a cost of $35,625, 10,000 common shares at a cost of $50,004 and 9,062 common shares at a cost of $71,680, respectively.

     The Company is authorized to issue 2,500,000 shares of preferred stock with a par value of ten cents ($.10) per share in one or more series. All rights and preferences of each series are to be established by the Company prior to issuance. There are no issues of this class of stock at February 24, 1995.

     On November 25, 1992, the Company filed a Registration Statement with the Securities and Exchange Commission stating its intent to issue common stock subscription rights to existing shareholders of 1,933,843 shares of its common stock. On April 6, 1993 the Company completed the offering. The net proceeds from 109,646 newly issued shares totaled $582,066.



WSMP, INC.


REPORT OF MANAGEMENT
- --------------------


     The management of WSMP, Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. The financial statements and notes have been prepared by the Company in accordance with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the Company's financial position and results of operations and cash flows. The financial information contained elsewhere in this annual report is consistent with that in the financial statements. The financial statements and other financial information in this annual report include amounts that are based on management's best estimates and judgments.

     The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

     The Company's financial statements have been audited by Deloitte & Touche LLP. Management has made available to them all of the Company's financial records and related data, and believes that all representations made to Deloitte & Touche LLP during this audit were valid and appropriate. Their report provides an independent opinion upon the fairness of the financial statements.

     The Board of Directors discharges its responsibility for the Company's financial statements through its three-member Audit Committee, all of which are non-management directors. The Audit Committee meets periodically with Deloitte & Touche LLP, the accounting and reporting departments and management. Both Deloitte & Touche LLP and the reporting staff have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.




Bobby G. Holman
Chief Financial Officer





Matthew V. Hollifield
Chief Accounting Officer










INDEPENDENT AUDITORS' REPORT
- ----------------------------


Shareholders and Board of Directors
WSMP, Inc.
Claremont, North Carolina

     We have audited the accompanying consolidated balance sheets of WSMP, Inc. and subsidiaries as of February 24, 1995 and February 25, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 24, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WSMP, Inc. and subsidiaries at February 24, 1995 and February 25, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 24, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes effective February 27, 1993 to conform with Statement of Financial Accounting Standards No. 109.



Deloitte & Touche LLP
Hickory, North Carolina
April 28, 1995





WSMP, INC. AND SUBSIDIARIES

Unaudited Quarterly Financial Data
- ----------------------------------


                                         Quarters Ended


                                   August 12,   November 4,  February 24, 1995
                     May 20, 1994     1994         1994           (1)(2)
                     ------------  ----------   -----------  -----------------

Operating revenues   $21,042,514  $21,760,026  $  22,623,595  $  28,673,838

Gross profit         $ 3,127,896  $ 3,347,675  $  3,296,178   $   3,757,499

Pretax earnings      $   626,508  $   303,001  $    463,334   $     115,558

Provision for income $   265,508  $    97,001  $    180,334   $    (131,112)
tax

Net earnings         $   361,000  $   206,000  $    283,000   $     246,670

Earnings per share   $       .13  $       .07  $        .10   $         .08



                                   August 13,   November 5,  February 25, 1994
                     May 21, 1993     1993          1993           (2)
                     ------------  ----------   -----------  -----------------

Operating revenues   $16,505,661  $14,933,459  $  16,567,136  $  24,768,210

Gross profit         $ 2,639,781  $ 2,631,153  $  3,076,382   $   3,362,063

Pretax loss          $  (177,485) $  (390,861) $   (127,654)  $    (228,774)

Provision for income $   (69,485) $  (151,861) $    (50,654)  $    (112,774)
tax

Cumulative effect of
change in accounting
method               $  (245,000)

Net loss             $  (353,000) $  (239,000) $    (77,000)  $    (116,000)

Loss per share       $     (.12)  $     (.08)  $      (.03)   $       (.04)




(1) The tax benefit shown in the quarter ended February 24, 1995 was the result of general business credits originating during that quarter, as well as the utilization of pre-acquisition loss carryforwards by certain consolidated subsidiaries.

(2) There were no material fourth quarter adjustments in fiscal 1995 or fiscal 1994.



WSMP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
- -----------------------
Selected Operating Data
- -----------------------

                              Fiscal Year Ended

                        February 24   February 25  February 26   February 28  February 22
                           1995          1994          1993       1992 (1)        1991
                           ----          ----          ----       -----           ----
Operating revenues:
 Food sales (7)        $91,231,774  $70,032,184   $73,503,786   $65,008,966  $ 57,969,367
 Franchise, royalty
 and other fees          2,868,199    3,027,252     3,418,876     3,478,977     4,007,202
                       -----------  -----------   -----------   -----------  ------------

Total operating
 revenues              $94,099,973  $73,059,436   $76,922,662   $68,487,943  $ 61,976,569
                       ===========  ===========   ===========   ===========  ============

Total operating
income (loss)          $ 2,244,667  $   (39,049)  $ 2,344,429   $ 2,956,987  $ (1,536,074)
                       ===========  ============  ===========   ===========  =============

Earnings (loss)
before income taxes    $ 1,508,401  $  (924,774)  $ 1,103,008   $ 1,019,198  $ (3,515,246)
                       ===========  ============  ===========   ===========  =============

Net earnings (loss)
(5)                    $ 1,096,670  $  (785,000)  $   670,000   $   630,000  $ (2,196,000)
                       ===========  ============  ===========   ===========  =============

Net earnings (loss)
per common share and
common equivalent
share (2, 3 and 6)     $       .38  $     (.30)   $       .23   $       .24  $      (.85)
                       ===========  ===========   ===========   ===========  ============

Dividends per
share (3, 4 and 6)     $       .00  $       .00   $       .00   $       .00  $        .00
                       ===========  ===========   ===========   ===========  ============


Book value per
share (2 and 6)        $      6.63  $      6.22   $      6.73   $      6.54  $       6.12
                       ===========  ===========   ===========   ===========  ============

Selected Balance
Sheet Data
- ----------------
Total assets           $46,382,396  $50,076,967   $50,284,420   $43,035,334  $ 47,993,513
                       ===========  ===========   ===========   ===========  ============

Long-term debt         $18,473,398  $21,495,246   $23,880,647   $18,872,551  $ 23,173,337
                       ===========  ===========   ===========   ===========  ============

Shareholders'          $17,638,118  $16,584,065   $16,804,458   $15,876,183  $ 15,548,738
  equity (2)           ===========  ===========   ===========   ===========  ============

(1) Fifty three week year.

(2) During the year ended February 24, 1995, the Company repurchased 5,000 common shares for $35,625 and declared a five-for-four stock split, effected in the form of a stock dividend, through which 531,849 common stock were distributed on April 11, 1995. During the year ended February 25, 1994 the Company repurchased 10,000 common shares for $50,004, issued 47,395 common shares for $319,916 pursuant to a shareholder rights offering, and 100,000 stock option shares were exercised by a former officer at a gross price of $362,500. During the year ended February 26, 1993 the Company repurchased 9,062 common shares for $71,680 and issued 62,251 common shares for $420,194 pursuant to a shareholders rights offering. During the year ended February 28, 1992 the Company repurchased 89,645 common shares for $302,555. During the year ended February 22, 1991, the Company repurchased 67,170 common shares for $343,350. In addition, 622,762 treasury shares were retired.

(3) Earnings (loss) per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. The weighted average number of shares used in the calculations are 2,879,021 in 1995; 2,624,015 in 1994; 2,875,100 in 1993; 2,649,336 in
    1992; and 2,570,618 in 1991.

(4) Due to limitations imposed by debt covenants, the Company suspended the payments of its regular 4 cents per share quarterly dividend beginning with the third quarter of fiscal 1990.


(5) The net loss for February 25, 1994 includes a charge against earnings reflecting the cumulative effect of a change in accounting for income taxes in the amount of $245,000 related to the adoption of SFAS 109 "Accounting for Income Taxes."

(6) Per share amounts have been restated to reflect the five-for-four stock split, effected in the form of a stock dividend declared in 1995.

(7) In December 1993, the Company entered into a new agreement with its largest customer of bakery products whereby the Company would purchase the meat components and the customer's brand name packaging from the customer, produce and package the final meat-filled bakery product and sell the finished product to the customer. Prior to this agreement, sales to this customer consisted only of the bakery component and cost of production and packaging. The meat component and packaging were supplied and owned by the customer throughout the process. Purchases by the Company of the meat component and packaging during fiscal 1995 and 1994 totaled $23,441,000 and $4,764,000, respectively. These amounts are reported as both sales and cost of goods sold during 1995 and 1994, and affect the comparability of food sales for the five years presented.

    OFFICERS
    AND
    DIRECTORS


          Officers                                           Directors
          --------                                           ---------
         Richard F. Howard                 Ronnie L. Digh                Richard F. Howard
         Chairman of the Board             Vice President,               Chairman of the Board
         and Secretary                     Bakery Operations             and Secretary
                                                                         WSMP, Inc.
         James C. Richardson, Jr.          Larry D. Hefner
         President and Chief               Vice President,               James C. Richardson, Jr.
         Executive Officer                 Procurement                   President and Chief
                                                                         Executive Officer
         Bobby G. Holman                   Fred H. Keller                WSMP, Inc.
         Chief Financial Officer           Vice President,
         Treasurer, and                    Ham Curing Operations         Bobby G. Holman
         Assistant Secretary                                             Treasurer and
                                           James M. Templeton            Chief Financial Officer
         Matthew V. Hollifield             Senior Vice President,        WSMP, Inc.
         Vice President of Accounting,     Real Estate & Franchising
         Chief Accounting Officer                                        James M. Templeton
         and Assistant Secretary           Trey F. Safrit                Senior Vice President
                                           Group Vice President,         Real Estate & Franchising
         Ken Moser                         Restaurant Operations         WSMP, Inc.
         Vice President,
         Franchising                       James W. Berry                Richard F. Hendrickson
                                           Controller and Assistant      York Properties, Inc.
         Gregory A. Edgell                 Treasurer
         Vice President,                                                 Lewis C. Lanier
         Strategic Planning                                              Partner, Horger, Horger
                                                                         and Lanier, Attorneys at Law
         Dwight A. Sherrill
         Vice President,                                                 William R. McDonald
         Real Estate                                                     Vice President, Medipack

                                                                         Miles Aldridge
                                                                         Assistant Football Coach
                                                                         Clemson University

                                                                         E. Edwin Bradford
                                                                         Bradford Communications, Inc.

  MARKET       The Company's common stock is traded on the National Market
  INFORMATION System of the over-the-counter markets under the NASDAQ symbol of "WSMP". As of May 11, 1995, WSMP, Inc. had approximately 1,400 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listing. The quarterly high and low closing bid price quotations are presented below as reported by National Association of Securities Dealers Incorporated and as adjusted for the five-for-four stock split, effected in the form of a stock dividend, declared February 22, 1995 and distributed April 11, 1995. These quotations represent interdealer prices, without tail mark-up, mark-down or commissions, and may not necessarily reflect actual transactions.

                               1995                        1994
                        ------------------          --------------------

                        High        Low              High        Low
First Quarter        $  5.200    $  3.600         $  6.000    $  4.600
Second Quarter       $  4.400    $  3.600         $  5.200    $  4.000
Third Quarter        $  5.900    $  3.600         $  4.600    $  3.600
Fourth Quarter       $  6.000    $  5.200         $  5.200    $  4.200

The closing price on May 11, 1995, was $4.25.

No cash dividends have been declared during fiscal 1995 or 1994.







                                   GENERAL
                                 INFORMATION
                                 -----------


                                REGISTRAR AND
                                TRANSFER AGENT
                             First Citizens Bank
                           Raleigh, North Carolina

                               GENERAL COUNSEL
                             Simpson Aycock, P.A.
                          Morganton, North Carolina

                                   AUDITORS
                            Deloitte & Touche LLP
                           Hickory, North Carolina

                                ANNUAL MEETING
                  The Annual Meeting of the Shareholders of
                WSMP, Inc. will be held at 10:00 a.m. Eastern
                   Daylight Savings Time, June 22, 1995, at
                      the Holiday Inn, Piedmont Center,
                            Hickory, North Carolina

                                 10-K REPORT
                      A copy of WSMP, Inc., 10-K Report
                    filed with the Securities and Exchange
                      Commission for Fiscal 1995 can be
                     obtained free of charge by writing:


                         Vice President of Accounting
                                  WSMP, Inc.
                                 P O Box 399
                             Claremont, NC 28610

                              EXECUTIVE OFFICES
                                  WSMP, Inc.
                                 1 WSMP Drive
                             Claremont, NC 28610

























                                  WSMP Inc.
                                1 WSMP DRIVE
                                  P O BOX 399
                             Claremont, NC 28610