Form 10-K405, Exhibit 13
period 1996-02-23
WSMP INC
filed 1996-05-23
CIK 67494

WSMP, INC.


                              1996



                          Annual Report



                      A Food Service Company








PROFILE

     WSMP, Inc., is a North Carolina-based food manufacturing and restaurant company. Since the mid-1960's, it has grown from humble origins in the foothills of the Blue Ridge Mountains to become nationally recognized in the food service industry with nearly $80 million in annual revenues. The Company is comprised of two separate food manufacturing divisions and a division that develops, owns, operates and franchises restaurants.

     The Bakery Division is the larger of WSMP's food manufacturing operations and includes the largest single-site microwaveable sandwich manufacturing facility in the United States. The facility in Claremont, N.C., has the capacity to produce more than four million sandwiches per week. In addition to manufacturing a wide variety of sandwich, including meat-filled biscuits, under private and company labels, the division also produces buttermilk biscuits, yeast rolls and other items for institutional and retail sales.

     The Ham Curing Division is one of the largest country ham producers in the United States, with a capacity to cure more than 500,000 hams annually. This division traces its roots to the earliest days of WSMP and in the last two decades its products have regularly won top national and regional prizes as being among the best in the nation. Its products are sold under the Mom `n' Pop's(R) brand label to both institutional and retail markets, and are provided whole and in packages of slices for both retail and restaurant usage and in closely controlled sliced portions for the restaurant and fast-food industry.

     Restaurant operations comprise 20 Company-owned and 73 franchised units, primarily in the Southeast. A majority of these restaurants are Western Steer(R) units, including the traditional Western Steer Family Restaurant and new or remodeled Western Steer Steak, Buffet and Bakery restaurants. Prime Sirloin(R) and Bennett'sTM are the other two main segments of the restaurant division. Mega-sized Prime Sirloin Buffet, Bakery and Steak restaurants are being built to directly compete with recognized leaders in the economy steak and buffet restaurant segment. Bennett's Smokehouse and Saloon restaurants are a result of a partnership between WSMP and Bennett's Bar-B-Que, Inc., of Denver, CO, and is a Texax-style roadhouse themed restaurant which represents the Company's entry into the casual dining market.






CONTENTS
- -----------

  ANNUAL REPORT FOR THE YEAR ENDED FEBRUARY 23, 1996

    Profile                                           Inside Front Cover

    Financial Highlights                                       1

    Letter To Shareholders                                     2

    Management's Discussion                                    4

    Consolidated Financial Statements                          8

    Report of Management                                      25

    Independent Auditor's Report                              25

    Unaudited Quarterly Financial Data                        26

    Selected Financial Data                                   27

    Officers And Directors                                    28

    Market Information                                        28

    General Information                                       28





FINANCIAL HIGHLIGHTS
- --------------------

Fiscal Years ended February 23, 1996, and February 24, 1995
(in thousands, except per share amounts)

                                                             Percent
                                      1996        1995        Change
                                    ----------   --------   ---------

Operating Revenues                   $ 79,439     $94,100     (15.6)
Operating Income (Loss)              $   (703)    $ 2,245       *
Net Income (Loss)                    $ (1,495)    $ 1,097       *
Net Income (Loss) Per Share          $  (0.55)    $  0.38       *
Weighted Average Shares Outstanding     2,730       2,879      (5.2)

Total Assets                         $ 41,634     $46,721     (10.9)
Long-Term Debt                       $ 14,921     $18,473     (19.2)
Shareholder's Equity                 $ 16,444     $17,638      (6.8)

Company common stock is traded on the national over-the-counter market under the NASDAQ symbol, "WSMP."

* Not meaningful




SOURCES OF REVENUE
- -------------------

The chart below indicates your Company's sources of revenue for the last fiscal year: the Bakery Division accounted for 48.57% of revenue; the Ham Curing Division, 15.46%; Restaurant Operations, 32.37%; and Restaurant Franchising 3.60%, adding up to 100% of your Company's Fiscal 1996 revenue.







                                  {GRAPH}







LETTER TO SHAREHOLDERS
- ----------------------

TO OUR SHAREHOLDERS AND FRIENDS:

     Our financial performance for fiscal 1996 was very disappointing. We experienced an after-tax loss of $1.5 million and a pretax loss of $2.7 million. The lack of positive financial results can be primarily attributed to the following specific occurrences that negatively impacted our Bakery Div-ision, our Ham Curing Division and Restaurant Operations:
     ----The loss of a significant customer of a co-packer served by the Bakery Division just before the beginning of fiscal 1996 reduced sales of bakery products by about $11 million for the year.
     ----A recall of a Ham Curing Division product and a negative shift in the product sale mix reduced the operating results of this portion of the Company to a break-even basis.
     ----And harsh weather conditions during January and February, 1996, which negatively impacted customer counts in Company-owned restaurants and reduced profitability in this segment of our operations.
     Now, I would like to provide you with information about what our future appears to be.
     The loss of sales volume in the Bakery Division has now been replace through strong efforts by our co-pack customer and new business the Company has developed under the Mom `n' Pop's label. Bakery Division sales for the first two periods of the new fiscal year have shown a 36% increase compared to the same periods of fiscal 1996.
     We project improved sales trends and profitability from those sales through the course of this year. It is our goal during the next 18 months to fill the total capacity of the bakery facilities multi-million dollar expansion completed two years ago.
     This division includes what we believe is the largest single-site sandwich production plant in the United States. It is now producing about three million microwaveable sandwiches a week and has the capacity to manufacture an additional one and a half million sandwiches per week. We fell that our Bakery Division has the potential for strong growth patterns and an excellent future.
     As mentioned earlier, last year the Ham Curing Division experienced a curing problem that resulted a recall of selected Mom `n' Pop's ham products. This virtually eliminated the profitability of this segment. The good news is that WSMP has maintained all of our Mom `n' Pop's country ham customer base. This is in no small measure due to the fact that we took the initiative to institute the product recall and issue credits to our customers.
     The product recall was the first of its type in the divisions history of operations and we see no evidence of the same type problem occurring again. Genetic changes in hogs being raised by pork producers today have resulted in larger, leaner animals. Thus, the raw hams we purchase are in general larger and leaner than in the past, requiring longer curing times. We have taken this into consideration in making changes in ham curing procedures and feel that the curing problem has been solved.
     We appreciate the loyalty our customers have exhibited and their continued confidence in our country ham products. Because of this support, we anticipate that this division will operate at capacity during the current year and return to its historic level of profitability.
     Company-owned restaurant revenues decreased primarily due to the closing of three units and severe winter weather experienced in January and February throughout the regions served by our restaurants. Additionally, there was slight same store sales decreases, and management has taken action to reverse this trend.
     As a result, customer counts in all our restaurant concepts have significantly improved in the first two months of the current year. We have taken the approach of aggressively using menu items with a strong price point and high perceived value to stimulate an increase in customer count growth. This has been combined with a lower per restaurant cost marketing program than has been used in recent years. This approach has worked thus far in fiscal 1997 in our Prime Sirloin Buffet, Bakery and Steak and our Western Steer Steaks, Buffet and Bakery restaurants to give us increases in same store revenues.
     We have several new franchised Western Steer and Prime Sirloin restaurant openings planned for the current year. The most recent WSMP-franchised restaurant openings are a Prime Sirloin that opened in Greenville, SC, late in fiscal 1996 and a Western Steer that has opened in Stephen City, VA, since the beginning of fiscal 1997.
     Moderate growth in both concepts is projected . This along with improved customer counts in existing units, should provide the profitability to help support an upward earnings trend this year.
     We have not been satisfied with average store sales in our Bennett's Smokehouse & Saloon restaurants. We are now refocusing this concept in an attempt to attract a broader base and achieve higher customer counts than were experienced in fiscal 1996. Failure of Bennett's to achieve sales and revenue projections is a reason that more of our Company's capital and emphasis will be place on the Western Steer and Prime Sirloin concepts this year. However, we feel the Bennett's concept can still be viable in today's marketplace and a new franchised Bennett's is scheduled to open in Beckley, WVA, in the second quarter of this fiscal year.
     WSMP's management is extremely disappointed with the Company's financial performance in fiscal 1996. We realize our responsibility to maximize its potential for the future. Our obligation to shareholders, employees and franchisees includes achieving operating profitability in all segments during fiscal 1997. We are very optimistic about WSMP's future and its return to profitability.
     As we said last year, the Company's management and board want each of you to feel comfortable with your investment in our modern food service corpor-ation. So, if you have question or comments about anything discussed in this letter or elsewhere in the annual report, please feel free to visit us in Claremont, NC, or telephone me directly.

Sincerely,

James C. Richardson, Jr.


James C. Richardson, Jr.
President and Chief
Executive Officer




MANAGEMENT'S DISCUSSION
- ------------------------

RESULTS OF OPERATIONS


RESTAURANT REVENUES

     Revenues from Company-owned restaurants for fiscal 1996 decreased $3.2 million, or 11.0% in comparison with fiscal 1995. Approximately $1.7 million of this decrease is the direct result of closing seven restaurant units during these years, three of which were closed in fiscal 1996. The remaining decrease reflects a 5.75%, or $1.5 million, decline in same store sales. Approximately $1.0 million of the decrease in same store sales occurred in the fourth quarter of fiscal 1996 and is attributed primarily to the severe winter weather experienced during January and February of 1996. The remaining decrease in same store sales relates primarily to the Western Steer concept and is attributed to increased competition in certain markets where these restaurants are located.
     Company-owned restaurant revenues for fiscal 1995 decreased $2.1 million, or 6.9% in comparison with fiscal 1994. The major factor contributingto this decrease is the closing of nine restaurants during fiscal 1995 and fiscal 1994. Offsetting this decrease are revenues received from a unit acquired at the beginning of fiscal 1995 which totaled $1 million and an increase in same store sales of $0.9 million, or 3.8%. The increase in same store sales between fiscal 1995 and fiscal 1994 reflects the positive impact of renovating certain restaurant properties during these years.


FOOD PROCESSING REVENUES

     Revenues from the food processing segment totaled $50.9 million during fiscal 1996 compared to $62.3 million during fiscal 1995. Approximately $11.0 million of this decrease occurred in the bakery division which had total revenues of $38.3 million in fiscal 1996. Late in fiscal 1995, the largest customer of the bakery repositioned itself in certain of its own markets and discontinued one line of product previously purchased from the Company, which accounted for approximately $13.5 million of fiscal 1995 sales. At that time, the customer developed a specific program to help replace this volume. In addition, during fiscal 1996, the Company focused additional efforts on increasing sales to existing customers and on obtaining new customers in both the bakery and ham curing divisions. However, the benefits from these actions materialized at a slower pace than initially expected, and significant improvements in sales were not realized until late in the fourth quarter of fiscal 1996. Management anticipates sales of the food processing segment in the first quarter of fiscal 1997 to show an increase of approximately 24% over the same period of fiscal 1996, and management expects continued long-term growth in the food processing segment.
     Fiscal 1995 revenues of the food processing segment totaled $62.3 million compared to $39.0 million in fiscal 1994. A major reason for the increase in revenues in fiscal 1995 was a change in contract terms, which occurred in December of 1993, with the bakery division's largest contract customer. Prior to this change, the customer provided the meat component and packaging material used in the production of its meat-filled sandwiches. Sales to this customer consisted only of the bakery component and cost of production and packing. In December 1993, the Company entered into a new agreement with this customer whereby the Company would purchase the meat components and packaging material from the customer and adjust the sales price accordingly. These amounts are subsequently reported as sales and cost of goods sold, with no effect on total gross profit. Purchases by the Company of the meat component and packaging from this customer during fiscal 1995 and 1994 totaled $23.4 million and $4.8 million, respectively. Had this change not occurred, revenues relating to the food processing segment during fiscal 1995 would have shown an increase over fiscal 1994 of only $4.6 million, or 13.5%. Approximately $0.9 million of this increase is attributable to the ham curing operations which generated total revenues of $12.8 million during fiscal 1995. The remaining increase represents growth in the bakery operations during fiscal 1995 and utilization of the increased capacity in this division.


FRANCHISE, ROYALTY AND OTHER FEES

     Franchise, royalty and other fees remained relatively constant at $2.9 million for fiscal 1996 and fiscal 1995. Although thirteen franchised units closed during these years, the impact has been offset by the opening of nine higher volume franchise units, primarily under the Bennett's and Prime Sirloin concepts. Total sales in franchised units have remained relatively constant as evidenced by only a 0.2% decline in sales in franchised restaurants that were opened for both fiscal 1996 and 1995.
     Franchise, royalty and other fees declined from $3.0 million in fiscal 1994 to $2.9 million in fiscal 1995. This decrease is attributed to a reduction in the number of operating franchise units during this same period, offset by a 2.8% increase in sales in franchised restaurants that were opened for both fiscal 1995 and 1994.


COST AND EXPENSES

COST OF GOODS SOLD

     Cost of goods sold as a percentage of food sales increased to 74.1% in fiscal 1996 from 72.6% in fiscal 1995 due to a decline in margins in both
divisions of the food processing segment.   Cost of goods sold in the food
processing segment was 92.4% of that segment's revenues for fiscal 1996, compared to 88.2% for fiscal 1995. Margins in the bakery division declined
2.5 percentage points between fiscal 1995 and 1996 due to the decline in sales during fiscal 1996 and the inability to reduce certain fixed costs proportion-ally. The remaining decline in margins between fiscal 1995 and 1996 occurred
in the ham curing division.   A portion of this decline is attributed to a shift
in the product mix during fiscal 1996. Also contributing to this division's decrease in margins was a $1.0 million increase in sales returns and credits during fiscal 1996 attributed primarily to an isolated deficiency in the curing process which resulted in a recall of improperly cured country ham product. Although the Company was able to mitigate the problem by reprocessing a portion of the returned hams, the cost of reprocessing as well as the unrecoverable cost of damaged product disposed of by the Company and its customers impacted total margins in the ham curing division negatively. Management anticipates improvement in the margins of the food processing segment in fiscal 1997 as bakery sales continue to rebuild and as the benefits from efforts to improve the product mix in the ham curing division materialize. In addition, management has taken necessary actions to prevent a recurrence of the defi-ciencies in the ham curing process experienced in fiscal 1996.
     Although the food processing segment experienced a decline in margins during fiscal 1996, cost of goods sold in the restaurant segment, as a percentage of that segment's revenues, improved to 37.9% in fiscal 1996 from 39.0% in fiscal 1995. Management attributes this positive swing to better control over costs in fiscal 1996 as well as the closing of several less profitable restaurant units during these years. This positive swing in the restaurant segment partially mitigated the decline in food processing margins.
     Cost of goods sold as a percentage of food sales was 66.1% in fiscal 1994 compared with 72.6% in fiscal 1995. The majority of this fluctuation is due to the contract change with the bakery division's largest customer. As discussed above as it relates to food processing revenues, this change affected revenues and cost of goods sold, but has no net effect on total gross profit. If the cost of the meat component and packaging material purchased from this customer during fiscal 1995 and 1994 were eliminated from food sales and cost of goods sold, and these years were restated on a consistent basis, cost of goods sold as a percentage of food sales would be 63.2% in fiscal 1995 and 63.7% in fiscal 1994. The decrease between fiscal 1994 and 1995 can be attributed to higher raw material costs in the ham-curing division during fiscal 1994, increased operating costs in the bakery division during fiscal 1994 associated with the plant expansion, and improvement in margins in the restaurant segment during fiscal 1995.


OPERATING EXPENSES

     As discussed in note 1 to the consolidated financial statements, operating expenses include indirect costs associated with restaurant product sales and other revenues, which consist of franchise, royalty and other fees. Total operating expenses, as a percentage of revenues of the restaurant and franchising segments, decreased from 45.7% in fiscal 1995 to 44.7% in fiscal 1996. This decrease is primarily the result of additional operating expense incurred in the franchising segment in fiscal 1995 as part of designing and opening a new franchised Prime Sirloin prototype designed to capitalized on the industry's success with larger buffet style formats, as well as higher write-offs for uncollectible royalties in fiscal 1995. Fiscal 1996 operating expense for the franchising segment totaled $722,000, or 25.3% of that segment's total revenues, compared to $1.3 million, or 45.2%, for fiscal 1995. Although total operating expenses in the restaurant segment decreased from $13.2 million during fiscal 1995 to $12.1 million during fiscal 1996, these expenses in-creased as a percentage of restaurant segment revenue from 45.8% in fiscal 1995 to 46.9% in fiscal 1996. Management attributes this increase as a percentage of revenue to the harsh winter weather during January and February of 1996 which had a significant negative impact on fiscal 1996 sales as already discussed. Through the third quarter of fiscal 1996, operating expenses as a percentage of revenues in the restaurant segment were consistent with the comparable period of fiscal 1995.
     Total operating expenses, as a percentage of revenues of the restaurant and franchising segments, totaled 45.4% in fiscal 1994 compared to 45.7% in fiscal 1995. The increase in operating expenses in the franchising segment during fiscal 1995, as discussed above, was offset by reductions in operating expenses in the restaurant segment. Total operating expenses in the restaurant segment for fiscal 1995 were $13.2 million, or 45.8% of that segments revenues, compared to $14.5 million, or 46.7%, in fiscal 1994. This decrease is the result of closing several less profitable restaurants during this period, as well as better management of continuing restaurant units.


SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses have decreased steadily during the three years presented. The decrease during fiscal 1996 from fiscal 1995 is primarily the result of reductions in corporate overhead totaling $451,000 as well as reductions in costs relating to the food processing segment, offset by an increase in advertising and other administrative costs in the restaurant segment of approximately $218,000. The decrease during fiscal 1995 from 1994 relates mainly to reductions in expenses in the restaurant segment.


DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense has declined for the last three fiscal years from $3.0 million in fiscal 1994, to $2.9 million in fiscal 1995, to $2.7 million in fiscal 1996. This reduction is primarily attributed to the closing and selling of restaurant properties that has occurred during these years.


OTHER

     During fiscal 1996, the Company recorded equity in losses of affiliates totaling $338,000 compared with equity in income totaling $115,000 and $70,000 in fiscal 1995 and 1994, respectively. Approximately $208,000 of the equity losses recorded in fiscal 1996 is the result of write-downs in assets by certain subsidiaries to reflect permanent impairments in value. The remaining decline in profitability relates primarily to operating losses in two uncon-solidated subsidiaries, formed in fiscal 1995, which have failed to perform as originally expected.


INFLATION

     The effects of inflation on the cost of labor, materials and supplies, and plant and equipment have resulted in increased costs to the Company during the past three years. Ongoing programs of cost control and elimination of overhead expenses have helped to offset much of the impact of inflation. Although the Company cannot determine the precise effect of inflation on its business, the restaurant operations are believed to be the most susceptible to the adverse effects of inflation as compared to other divisions of the Company. This is due to price discounting which has prevailed in the family and fast food restaurant segments throughout the nation for the past three years, making it difficult to cover increased costs by increasing menu prices.



FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES

     At February 23, 1996 the Company had net working capital of $984,000 which compares with $904,000 at February 24, 1995 and $(450,000) at February 25,
1994. The working capital of the Company was depleted in fiscal 1994 by the completion of the major capital expansion of the bakery facility at a total cost of approximately $8.0 million. Although $4.0 million of the project was financed by the issuance of Industrial Revenue Bonds, the other half of the costs were financed by internally generated cash and short-term borrowings which reduced the net working capital of the Company. During fiscal 1995, the Company was able to restore approximately $1.35 million of this working capital, as well as provide for necessary capital expenditures totaling $1.2 million and debt repayments totaling $3.7 million through profitable operations and the sale of certain under-performing restaurant properties. During fiscal 1996, the Company's working capital position failed to increase significantly due to a decline in operating profitability.
     The current year decline in profitability also impacted the cash flow of the Company. During fiscal 1996, net cash of $0.2 million was used in operations compared to $0.8 million and $2.8 million generated in fiscal 1995 and 1994, respectively. The decrease in cash provided by operations between fiscal 1995 and 1994 is due primarily to the reduction during fiscal 1995 in accounts payable to certain vendors who provided the Company with extended credit terms in fiscal 1994 to assist in the cash flow requirements necessary to bring the bakery project on line.
     During fiscal 1996, the Company generated cash flow of approximately $3.2 million from the sale of assets. Approximately $2.1 million resulted from the sale of under performing restaurant properties. The remaining $1.1 million was generated through the sale of certain notes receivable as discussed in note 19 to the consolidated financial statements. In addition, the Company generated $1.0 million through short-term borrowings and $500,000 by substituting a restaurant property as collateral for a letter of credit previously secured by cash. Cash generated from these sources in fiscal 1996 helped to fund princi-pal payments on debt totaling $3.9 million and capital expenditures totaling $1.6 million.
     During fiscal 1995, the Company generated cash of approximately $3.7 million from the sale of assets, and used this amount to help fund repayments of long-term debt totaling $3.4 million and capital expenditures of approxima-tely $1.2 million.
     During fiscal 1994, the Company generated cash totaling $1.2 million from the sale of assets, $1.3 million from short-term borrowings, and $600,000 from issuance of stock. These amounts, combined with cash generated in operations, were used to fund debt repayments totaling $2.9 million and capital expenditures, a majority of which relate to the bakery expansion, of $5.1 million.
     For fiscal 1997, management feels that a return to profitable operations and the sales of additional under performing properties will generate cash and working capital levels sufficient for the needs of the Company. At February
23, 1996, the Company had $1.6 million in real estate held for sale. The real estate environment in the Southeastern United States has allowed the Company to dispose of several excess properties during fiscal 1995 and 1996. The Company views these remaining properties, as well a certain operating but under performing properties, as a valuable source of future working capital.
     The Company was not successful during fiscal 1996 in refinancing amounts outstanding under its Senior Notes and short-term secured note on an intermediate to long term basis due to the decline in profitability. However, during the third quarter of fiscal 1996, the Company was successful in negotiating an extension of the maturity date of the Senior Notes from October 1, 1996 to October 1, 1997 as discussed in Note 7 to the consolidated condensed financial statements. This extension of the maturity will give management the time needed to evaluate several possible refinancing solutions.
     The Company believes that revenues from operations, together with available sources of financing, will be sufficient to provide the necessary long-term capital resources required to fund the Company's capital requirements for the coming three years.








WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

February 23, 1996 and February 24, 1995
- ---------------------------------------



ASSETS
- ------
                                                        1996             1995
                                                       ------          -------

Current Assets:
  Cash and cash equivalents                       $    430,311     $    940,120
  Marketable equity securities
    (at fair value; cost of:1996 -
     $140,555 and 1995 - $129,129)                     148,997          120,564
  Accounts receivable and current portion
    of notes receivable, net:
      Trade and others (notes 2 and 6)               3,981,563        4,809,950
      Related party (notes 2 and 19)                 1,257,280        1,178,213
  Income taxes refundable                              369,728          118,137
  Inventories (notes 3 and 6)                        5,553,641        5,126,335
  Prepaid expenses and other                           116,400          120,520
  Deferred income taxes (note 10)                      518,490          259,821
                                                  ------------     ------------
      Total current assets                          12,376,410       12,673,660
                                                  ------------     ------------
Property, Plant and Equipment, net
  (notes 4, 6 and 7)                                25,288,033       27,157,884
                                                  ------------     ------------
Other Assets:
  Properties held for sale (note 5)                  1,569,752        3,322,372
  Excess of cost over fair value
    of net assets of businesses acquired,
    net (note 14)                                      662,321          696,456
  Noncurrent notes receivable (note 2)                 204,941          368,181
  Noncurrent related party notes
    receivable (notes 2 and 19)                        515,944          833,110
  Investment in affiliates (note 16)                   381,533          742,633
  Investment in restricted equity
    securities (note 16)                               242,050
  Other (note 17)                                      393,390          927,105
                                                  ------------     ------------
Total other assets                                   3,969,931        6,889,857
                                                  ------------     ------------

Total assets                                      $ 41,634,374     $ 46,721,401
                                                  ============     ============



LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------

                                                        1996             1995
                                                      --------        ---------
Current Liabilities:
  Notes payable (note 6)                          $  4,000,000     $  3,000,000
  Current installments of long-term
    debt (note 7)                                    2,030,953        2,939,844
  Trade accounts payable                             2,810,229        3,016,776
  Income taxes payable                                  10,651           46,737
  Other accrued liabilities (note 9)                 2,540,221        2,766,415
                                                  ------------     ------------

Total  current liabilities                          11,392,054       11,769,772

Deferred franchise fees                                  5,000           30,000
Deferred income taxes (note 10)                        903,639        1,749,957
Long-term debt, excluding current
  installments (note 7)                             12,890,060       15,533,554
                                                  ------------     ------------
Total liabilities                                   25,190,753      29,083,283
                                                  ------------     ------------
Commitments and Contingencies (notes 11 and 17)

Shareholders' Equity (notes 7, 13, and 20):
    Preferred stock - par value $.10,
      authorized 2,500,000 shares; no
      shares issued
    Common stock - par value $1, authorized
      10,000,000 shares; issued: 1996
      - 2,760,338 and 1995 - 2,660,338 shares        2,760,338        2,660,338
    Capital in excess of par value                   6,579,347        6,389,347
    Unrealized gain (loss) on securities
      available for sale, net of deferred
      income taxes of: 1996 - $(3,164)
      and 1995 - $3,351                                  5,278           (5,214)
Retained earnings                                    7,098,658        8,593,647
                                                  -------------    -------------
Total shareholders' equity                          16,443,621       17,638,118
                                                  -------------    -------------
Total liabilities and shareholders' equity        $ 41,634,374     $ 46,721,401
                                                  =============    =============

See accompanying notes to consolidated financial statements







WSMP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years ended February 23, 1996, February 24, 1995
- -------------------------------------------------------
  and February 25, 1994
  ---------------------
                                                            1996            1995           1994
                                                           ------          ------         ------
Operating revenues:
   Food sales (note 15)                                $ 76,582,926    $ 91,231,774    $ 70,032,184
   Franchise, royalty and other fees (note
      19 - includes related party transactions
      totaling $1,079,000 in 1996, $1,044,000
      in 1995 and $1,018,000 in 1994)                     2,856,284       2,868,199       3,027,252
                                                       -------------   -------------   -------------
 Total operating revenues                                79,439,210      94,099,973      73,059,436
                                                       -------------   -------------   -------------
Costs and expenses:
   Cost of goods sold (note 19 - includes related
      party transactions totaling $474,000 in 1996,
      $506,000 in 1995 and $514,000 in 1994)             56,743,742      66,275,140      46,309,948
   Operating expenses (note 19 - includes related
      party transactions totaling $825,000 in 1996,
      $883,000 in 1995 and $786,000 in 1994)             12,775,983      14,530,232      15,452,214
   Selling, general and administrative expenses
      (note 19 - includes related party
      transactions totaling $2,320,000 in 1996,
      $2,236,000 in 1995 and $1,819,000 in 1994)          7,906,971       8,171,310       8,330,268
   Depreciation and amortization                          2,715,271       2,878,624       3,006,055
                                                       -------------   -------------   -------------
   Total costs and expenses                              80,141,967      91,855,306      73,098,485
                                                       -------------   -------------   -------------
         Operating income (loss)                           (702,757)      2,244,667         (39,049)
                                                       -------------   -------------   -------------
Other income (expense):
   Other income (including interest) (note 19 -
     includes related party transactions
     totaling $192,000 in 1996, $189,000 in 1995
     and $233,000 in 1994)                                  809,737         949,208         723,311
   Net gain on dispositions and write-downs of
     assets (note 19 - includes gains (losses)
     on sales of assets to related parties
     totaling $(360,000) in 1996, $128,000 in 1995
     and $18,000 in 1994)                                   220,199         940,091         894,756
   Equity in earnings (loss) of affiliates                 (338,366)        115,000          70,000
   Interest expense                                      (2,011,567)     (1,993,094)     (1,840,203)
   Other expense (note 19 - includes related
     party transactions totaling $80,000 in 1996,
     $153,000 in 1995 and $151,000 in 1994)                (688,580)       (747,471)       (733,589)
                                                       -------------   -------------   -------------
         Net other expense                               (2,008,577)       (736,266)       (885,725)
                                                       -------------   -------------   -------------

Earnings (loss) before income taxes and
  cumulative effect of a change in accounting
  principle                                              (2,711,334)      1,508,401        (924,774)
                                                       -------------   -------------   -------------
Provision for income taxes(benefit)(note 10):
   Current                                                 (104,843)        490,064         (69,424)
   Deferred                                              (1,111,502)        (78,333)       (315,350)
                                                       -------------   -------------   -------------
Total provision for income taxes (benefit)               (1,216,345)        411,731        (384,774)
                                                       -------------   -------------   -------------

Earnings (loss) before cumulative effect
   of a change in accounting principle                   (1,494,989)      1,096,670        (540,000)
Cumulative effect on prior years of a change in
   accounting for income taxes(notes 1 and 10)                                             (245,000)
                                                       -------------    ------------   -------------
 Net earnings (loss)                                    $(1,494,989)    $ 1,096,670      $ (785,000)
                                                       =============    ============   =============

Earnings (loss) per common and common
  equivalent share (note 1):
     Before cumulative effect of a change
      in accounting principle                           $      (.55)    $       .38      $     (.21)
     Cumulative effect of a change in
      accounting principle                                                                     (.09)
                                                       -------------    ------------   -------------
 Net earnings (loss)                                    $      (.55)    $       .38      $     (.30)
                                                       =============    ============   =============

See accompanying notes to consolidated financial statements.






WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years Ended February 23, 1996, February 24, 1995
- -------------------------------------------------------
  and February 25, 1994
  ---------------------

                                                                          Capital in       Unrealized Gain
                                                             Common        Excess of     (Loss) On Securities        Retained
                                                             Stock         Par Value      Available For Sale         Earnings
                                                            --------      -----------    --------------------        ---------
 Balance at February 26, 1993                             $ 1,996,094    $ 5,992,760                               $ 8,815,604

 Net loss                                                                                                             (785,000)
 Common stock purchased and retired
   (10,000 shares) (note 20)                                  (10,000)       (40,004)
 Common stock issued (47,395 shares)                           47,395        204,716
 Common stock options exercised
   (100,000 shares) (note 13)                                 100,000        262,500
                                                          ------------   ------------                            --------------
 Balance at February 25, 1994                               2,133,489      6,419,972                                 8,030,604

 Net earnings                                                                                                        1,096,670
 Common stock purchased and retired
   (5,000 shares) (note 20)                                    (5,000)       (30,625)
 Five-for-four stock split effected in
   the form of a 25% stock dividend (note 20):
      Shares issued                                           531,849                                                 (531,849)
      Fractional shares payable in
       cash                                                                                                             (1,778)
 Unrealized loss on securities available for
    sale, net of deferred income tax benefit
    of $3,351                                                                                 $     (5,214)
                                                          ------------   ------------         -------------      --------------
 Balance at February 24, 1995                               2,660,338      6,389,347                (5,214)          8,593,647

 Net loss                                                                                                           (1,494,989)
 Common stock options exercised
   (100,000 shares) (note 13)                                 100,000        190,000
 Unrealized gain on securities available
   for sale, net of deferred income
   taxes of $6,515                                                                                  10,492
                                                          ------------   ------------         -------------      --------------
 Balance at February 23, 1996                             $ 2,760,338    $ 6,579,347          $      5,278         $ 7,098,658
                                                          ============   ============         =============      ==============

See accompanying notes to consolidated financial statements.





WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended February 23, 1996, February 24, 1995
- -------------------------------------------------------
  and February 25, 1994
  ---------------------
                                                         1996          1995            1994
                                                    -------------  -----------   -------------
 Cash Flows From Operating Activities:

  Net earnings (loss)                               $ (1,494,989)  $ 1,096,670   $   (785,000)
                                                    -------------  -----------   -------------
  Adjustments to reconcile net earnings (loss)
    to net cash provided by (used in)
    operating activities:
  Depreciation and amortization                        2,715,271     2,878,624      3,006,055
  Depreciation of properties
    leased to others                                     282,104       379,599        257,551
  Cumulative effect of a change
    in accounting principle                                                           245,000
  Decrease in deferred income
    taxes, net                                        (1,111,502)      (78,333)      (315,350)
  Net gain on dispositions and
    writedowns of assets                                (220,199)     (940,091)      (894,756)
  Provision for losses on receivables                    216,039       430,128        247,857
  Equity in loss (earnings) of affiliates                338,366      (115,000)       (70,000)
  Other non-cash adjustments to earnings                 152,598       (90,679)       181,228
  Changes in operating assets and
    liabilities (net of effects from
    purchase of restaurant companies)
    providing (using) cash:
      Receivables                                         49,830      (848,883)       (27,542)
      Inventories                                       (427,306)     (627,401)      (164,213)
      Income taxes refundable, prepaid
        expenses and other                              (247,472)       (4,598)       271,866
      Trade accounts and income taxes
        payable and other accrued
        liabilities                                     (468,827)   (1,283,107)       846,705
                                                     -------------  ------------  -------------

    Total adjustments                                  1,278,902      (299,741)     3,584,401
                                                     -------------  ------------  -------------

    Net cash provided by (used in )
      operating activities                              (216,087)      796,929      2,799,401
                                                     -------------  ------------  -------------

Cash Flows From Investing Activities:
  Capital expenditures to related
    parties                                             (325,210)     (386,359)      (817,063)
  Capital expenditures - other                        (1,278,677)     (807,489)    (4,319,837)
  Proceeds from sale of assets
    to related parties                                 1,079,955       623,734        465,060
  Proceeds from sales of assets to
    others                                             2,087,983     3,082,789        828,964
  Deposits, net of refunds                              (121,554)      (12,581)        16,480
  Decrease (increase) in marketable
    equity securities                                    (11,425)       36,528        (60,770)
  Decrease in related party notes
    receivable                                           203,874       417,574         81,547
  Decrease (increase) in other notes
    receivable                                           287,897        (1,635)       127,332
  Other investing activities, net                       (175,539)     (292,251)       209,865
                                                      ------------  ------------  -------------

    Net cash provided by (used in)
      investing activities                             1,747,304     2,660,310     (3,468,422)
                                                     -------------  ------------  -------------

Cash Flows From Financing Activities:
  Net proceeds (repayments) under
    short-term borrowing agreements                    1,000,000      (375,000)     1,275,000
  Proceeds from issuance of long-term debt                85,000       250,000        547,846
  Principal payments on long-term debt                (3,916,026)   (3,364,013)    (2,933,247)
  Cash restricted for secured letter
    of credit (note 17)                                  500,000      (500,000)
  Proceeds from exercise of stock options                290,000                      362,500
  Proceeds from stock rights offering                                                 252,111
  Acquisition of treasury stock                                        (35,625)       (50,004)
                                                     -------------  ------------  -------------

  Net cash used in financing activities               (2,041,026)   (4,024,638)      (545,794)
                                                     -------------  ------------  -------------

  Net decrease in cash and cash equivalents             (509,809)     (567,399)    (1,214,815)

  Cash and cash equivalents at beginning
    of year                                              940,120     1,507,519      2,722,334
                                                     -------------  ------------  -------------

  Cash and cash equivalents at end of year          $    430,311       940,120   $  1,507,519
                                                     =============  ============  =============

  See accompanying notes to consolidated financial statements.






WSMP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended February 23, 1996, February 24, 1995, and February 25, 1994
- ------------------------------------------------------------------------------

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

     FINANCIAL STATEMENT PRESENTATION - Financial statements for fiscal 1995 and 1994 have been reclassified, where applicable, to conform to the financial statement presentation used in fiscal 1996.

     FISCAL YEAR - The Company's fiscal year ends on the last Friday in February. All fiscal years presented represent fifty-two week periods.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     INVESTMENTS - Effective February 26, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that investments in debt and equity securities be classified in the following three categories: trading, held-to-maturity, or available-for-sale. Securities classified as trading securities are carried at fair market value with unrealized gains and losses reflected in earnings. Debt securities classified as held-to-maturity securities are carried at amortized cost. Securities classified as available-for-sale are carried at fair market value with unrealized gains and losses excluded from earnings but shown as a separate component of shareholders' equity. All investments of the Company are comprised of marketable equity securities held in broker managed accounts. The Company has classified all investments as available-for-sale. Realized and unrealized gains and losses on investments were not significant in fiscal 1996, 1995 and 1994.

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

     Depreciation on properties leased to others is combined with other expenses related to rental income and reported as other expense.

     During the fourth quarter ended February 23, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company has evaluated the carrying values of its long-lived assets used in operations based on the criteria set forth in this statement and has determined that no write-down for impairment is necessary as of February 23, 1996. See note 5 with regard to assets to be disposed of.

     INTANGIBLE ASSETS - The excess of cost over fair value of net assets of businesses acquired is being amortized on the straight-line method over periods of fifteen and forty years ($162,113 over fifteen years and $933,100 over forty years as of February 23, 1996).

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

     ADVERTISING COSTS - The Company expenses advertising costs as incurred. Advertising expense for fiscal 1996, fiscal 1995 and fiscal 1994 was $2,183,076, $2,175,206 and $2,518,721, respectively.

     PREOPENING EXPENSES - Preopening expenses associated with new restaurant openings are expensed as incurred.

     INCOME TAXES - Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), required a change from the deferral method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial accounting bases of existing assets and liabilities by applying enacted tax rates applicable to the years when such differences are scheduled to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. The Company adopted SFAS 109 during the year beginning February 27, 1993 and has reported the cumu-lative effect on prior years of the change in the consolidated statement of operations for the fiscal year ended February 25, 1994.

     FRANCHISE, ROYALTY AND OTHER FEES - Initial franchise fees are recognized as revenue when substantially all of the services required of the Company by the franchise agreement have been performed, which is generally the date the franchised unit opens. Area franchise development fees are not recognized until the developer exercises his option and opens a restaurant pursuant to the area development agreement. At the time the Company has substantially performed all obligations for initial service relating to the restaurant, the Company recognizes the pro-rata portion of the fee allocated to the option to develop that particular restaurant. Royalty and other fees are accrued as earned based on franchisees' sales.

     EARNINGS PER SHARE - Earnings per share is based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. Common equivalent shares relate to outstanding stock options. The weighted average number of shares used in the calculations are 2,729,517 in fiscal 1996, 2,879,021 in fiscal 1995 and 2,624,015 in fiscal
1994. Amounts for fiscal 1994 have been restated to reflect a five-for-four stock split, effected in the form of a stock dividend declared in fiscal 1995. (See note 20).

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE:

     Accounts and notes receivable are comprised of the following:
                                                           1996         1995
                                                       -----------  -----------
Accounts receivable:
 Trade accounts receivable (less allowance
  for doubtful receivables of $55,000 in 1996
  and $15,000 in 1995)                                 $ 3,020,818  $ 3,699,550
 Accounts receivable - franchisees (less
  allowance for doubtful receivables of
  $252,814 in 1996 and $235,000 in 1995)                   321,053      243,797
 Accounts receivable - related parties (less
  allowance for doubtful receivables of
  $62,500 in 1996) (See note 19)                           484,951      335,785
                                                       -----------  -----------
  Total accounts receivable, net                       $ 3,826,822  $ 4,279,132
                                                       ===========  ===========

Notes receivable - related parties: interest
  rates 4.5% to 12% (See note 19)                      $ 1,288,273  $ 1,675,538
Less current portion                                       772,329      842,428
                                                       -----------  -----------
  Noncurrent related parties notes receivable          $   515,944  $   833,110
                                                       ===========  ===========

Notes receivable - other: interest rates 6%
  to 12% (less allowance for doubtful receivables
  of $216,693 in 1996 and $292,000 in 1995)            $   844,633  $ 1,234,784
Less current portion                                       639,692      866,603
                                                       -----------  -----------
  Noncurrent notes receivable                          $   204,941  $   368,181
                                                       ===========  ===========

Noncurrent notes receivable have maturities ranging from 1997 to 2001.

  Trade accounts receivable are generated by sales of the food processing segment and have terms ranging between fourteen and thirty days. A concentration of receivables exists relating to one Bakery customer which accounted for 57.5% and 63.0% of the food processing segment sales in fiscal 1996 and 1995, respectively. Receivables from this customer totaled $1,366,216 and $1,625,738 and represent 44.4% and 43.8% of the total at February 23, 1996 and at February 24, 1995, respectively.

     An analysis of the allowance for doubtful notes and accounts receivable is as follows:

Fiscal Year      Balance at       Additions Charged to     (1)      Balance at
   Ended      Beginning of Year    Cost and Expenses    Deductions  End of Year
- -----------   -----------------   --------------------  ----------  -----------
    1996           $542,000            $216,039           $171,032    $587,007
    1995           $440,000            $430,128           $328,128    $542,000
    1994           $225,000            $247,857           $ 32,857    $440,000

       (1) Uncollectible receivables charged against the allowance.



NOTE 3 - INVENTORIES:

     A summary of inventories, by major classification, follows:

                                                 1996           1995
                                             -----------    -----------
        Hams in curing process               $ 1,326,420    $ 1,748,375
        Other food (includes cured hams)       2,818,418      2,104,940
        Supplies                               1,408,803      1,273,020
                                             -----------   ------------

         Totals                              $ 5,553,641   $  5,126,335
                                             ===========   ============



NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

     The major components of property, plant and equipment are as follows:

                                    Estimated
                                    Useful Life        1996          1995
                                    -----------    -----------   -----------
Land                                               $ 5,204,997   $ 5,531,105
Land improvements                     10 years       1,378,849     1,377,356
Buildings                           20-40 years     16,523,205    16,920,654
Leasehold improvements               5-20 years      1,274,897     1,202,009
Machinery and equipment              5-15 years     15,650,598    15,479,264
Machinery and equipment
 under capital leases                5-15 years      1,065,925       787,283
Furniture and fixtures               5-10 years      3,946,543     3,759,205
Automotive equipment                  2-5 years        626,492       664,252
Construction in progress                               313,110       105,284
                                                   -----------   -----------

  Totals                                            45,984,616    45,826,412
Less accumulated depreciation                       20,696,583    18,668,528
                                                   -----------  ------------

Property, plant and equipment, net                $ 25,288,033  $ 27,157,884
                                                  ============  ============


    Depreciation and amortization expense of property, plant and equipment was $2,960,325, $3,198,638 and $3,184,365 for fiscal 1996, 1995 and 1994, respectively. Accumulated depreciation applicable to property under capital leases was $544,391, $445,006 and $365,366 for fiscal 1996, 1995 and 1994, respectively. Approximately $5,998 and $266,792 in interest costs were capitalized in fiscal 1996 and 1994, respectively. No interest costs were capitalized in fiscal 1995.



NOTE 5 - PROPERTIES HELD FOR SALE:

    During fiscal 1991, the Company began a restructuring of its owned restaurant operations to improve profitability by, among other things, updating restaurant formats and disposing of less profitable stores. As a result of this restructuring, the Company has closed various stores and transferred the related real properties, in addition to certain undeveloped land holdings, from the classification of property, plant and equipment to other assets as properties held for sale. The Company is selling these properties as reasonable purchase offers are received. At February 23, 1996, the Company had $1,569,752 in properties held for sale. These properties are being carried at their estimated fair value less estimated selling costs.

    During the fourth quarter ended February 23, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets to be disposed of when the carrying value of the asset exceeds the fair value less the estimated selling costs. Prior to adoption of this statement, properties held for sale were carried at the lower of cost or net realizable value which approximated the estimated fair value less estimated selling costs. Therefore, no additional write-downs were necessary related to properties held for sale at the time of adopting this statement.



NOTE 6 - SHORT -TERM NOTES PAYABLE:

    The Company has an agreement with one of its banks which provides for short-term secured borrowings up to $4,000,000, all of which was utilized at February 23, 1996. Substantially all of the Company's manufacturing inventory and receivables (approximately $7,100,000 in the aggregate) as well as three restaurant properties with book values totaling $1,832,000 are pledged as collateral under this agreement which is renewed annually.

     The weighted average interest rate on short-term borrowings was 9.36% and 9.75% at February 23, 1996 and February 24, 1995, respectively.



NOTE 7 - LONG-TERM DEBT:

     Long-term debt is comprised of the following:

                                                       1996           1995
                                                   ------------   ------------
10.0% Senior Notes payable to
   insurance companies, maturing 1997              $  9,062,249   $ 11,538,462
Variable rate Industrial Revenue Bonds
   maturing in 2005                                   3,175,000      3,505,000
Prime plus 1/2% to 11/2% notes
   payable to banks maturing 1996 to 2005               718,490      1,283,101
4.5% Settlement Notes maturing in 1998
   (see note 19)                                        610,000        790,000
6.0% to 11.0% other notes payable
   maturing 1996 to 2005                                980,771      1,101,499
10.7 to 11.5% capitalized lease obligations
   maturing in 1996 to 2000 (see note 11)               374,503        255,336
                                                   ------------   ------------
 Total long-term debt                                14,921,013     18,473,398

 Less current installments                            2,030,953      2,939,844
                                                   ------------   ------------
 Long-term debt, excluding current installments    $ 12,890,060   $ 15,533,554
                                                   ============   ============

     The applicable prime interest rate at February 23, 1996 was 8.25%. The variable rate payable on the Industrial Revenue Bonds at February 23, 1996 was 3.21%. At February 23, 1996, the net book value of the Company's property, plant and equipment and properties held for sale pledged as collateral under the above obligations was $23,567,025.

     The Company has $9,062,249 in Senior Note obligations with two major life insurance companies. The Company and the two insurance companies amended the terms of the Senior Notes during fiscal 1996 to extend the maturity dates from October 1, 1996 to October 1, 1997; to grant additional security interest in certain of the Company's real properties; to increase the interest rate under the notes on October 1, 1996 from 10% to the greater of 15% or 950 basis points above the one year treasury rate with an additional increase of .25% or 25 basis points, respectively, every three months thereafter until maturity; and to reduce the current ratio requirement from 1.25 to 1.0. The Company will continue to make semi-annual principal payments of $769,230 on October 1 and April 1 until maturity. In addition, the Company agreed to remit to the noteholders proceeds received from the future sale of certain assets, to be applied to principal in inverse order of maturity, except that up to $769,230 may be applied to the April 1, 1996 payment of principal. As of February 23, 1996, the April 1, 1996 payment has been made with such proceeds.

     Additionally, the terms of the Senior Notes require the annual payment of additional amounts that may be available from excess cash flows (as defined). No payment under the excess cash flow provisions were required in fiscal 1996 and no such payments are anticipated in fiscal 1997.

     The Senior Note agreement also restricts future cash dividend payments to shareholders to 25% of accumulated net earnings, with certain adjustments, subsequent to February 28, 1986 and requires the Company's adjusted funded debt to adjusted shareholders' equity ratio to not exceed 135%. After giving effect to the necessary adjustments and payment of cash dividends since February 28, 1986, there are no consolidated retained earnings available for payment of cash dividends as of February 23, 1996. The Company's ratio of adjusted funded debt to adjusted shareholders' equity was 81.14% at February 23, 1996.

     At February 23, 1996, the Company was not in compliance with certain loan covenants relating to the Industrial Revenue Bonds. The Company has received waivers of these violations and the lenders have agreed to amend certain of the covenants to enable compliance for fiscal 1996 and to facilitate compliance in fiscal 1997.

     Long-term debt maturities, including capital leases (note 11), for the five years subsequent to February 23, 1996 are as follows:

                Fiscal Year Ending        Amount
                ------------------        ------
                      1997             $ 2,030,953
                      1998             $ 9,036,860
                      1999             $   804,420
                      2000             $   522,232
                      2001             $   500,091



NOTE 8 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:

     In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement addresses disclosure of estimated fair values of certain financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                February 23, 1996
                                         ------------------------------
                                         Carrying
                                          Amount            Fair Value
                                         --------           ----------
       Assets:
        Cash and Cash Equivalents       $    430,311       $    430,311
        Marketable Equity Securities    $    148,997       $    148,997
        Accounts Receivable             $  3,826,822       $  3,826,822
        Notes Receivable                $  2,132,906       $  2,047,913
        Restricted Equity Securities    $    242,050       $    720,891
       Liabilities
        Accounts Payable                $  2,810,229       $  2,810,229
        Short-Term Debt                 $  4,000,000       $  4,000,000
        Long-Term Debt                  $ 14,546,510       $ 14,488,742

     Cash and cash equivalents, accounts receivable, accounts payable, and short-term debt - The carrying amount of these items are a reasonable estimate of their fair value.

     Marketable equity securities - These investments are classified as available for sale and carried at their fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Notes Receivables - The fair value of notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Restricted equity securities - The fair value of the restricted equity securities is based on the fair value of non-restricted securities of the same class and issue which are actively traded in the over-the-counter market.

     Long-term debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments.




NOTE 9 - OTHER ACCRUED LIABILITIES:

     Other accrued liabilities are as follows:
                                                   1996            1995
                                                ----------     -----------
        Accrued salaries and wages              $  650,407     $   700,406
        Accrued insurance claims                   644,180         773,251
        Taxes, other than income                   323,059         355,719
        Accrued interest                            85,297          79,883
        Other                                      837,278         857,156
                                               -----------     -----------
        Totals                                 $ 2,540,221     $ 2,766,415
                                               ===========     ===========



NOTE 10 - INCOME TAXES:

     As discussed in Note 1, the Company adopted SFAS 109 as of February 27, 1993. The cumulative effect of adopting SFAS 109 on the Company's financial statements was to decrease net earnings by $245,000 for the fiscal year ended February 25, 1994.

     The provision for income taxes (benefit) is summarized as follows:

                                1996           1995          1994
                              -------        -------        -------
Current:
 Federal                  $   (135,072)    $  421,663    $  (95,485)
 State                          30,229         68,401        26,061
                           ------------    ----------    -----------
  Total current               (104,843)       490,064       (69,424)
                           ------------    ----------    -----------
Deferred:
 Federal                      (916,840)      (102,544)     (224,757)
 State                        (194,662)        24,211       (90,593)
                           ------------    -----------   -----------
  Total deferred            (1,111,502)       (78,333)     (315,350)
                           ------------    -----------   -----------
 Total provision for
  income taxes (benefit)  $ (1,216,345)    $  411,731    $ (384,774)
                          =============    ===========   ===========

     Actual provisions for income tax expense (benefit) are different from amounts computed by applying a statutory federal income tax rate to earnings
(loss) before income taxes. The computed amount is reconciled to total income tax expense (benefit) as follows:

                                                       1996                         1995                      1994
                                            --------------------------    ------------------------    ----------------------
                                                              Percent                     Percent                    Percent
                                                             of Pretax                    of Pretax                 of Pretax
                                               Amount          Loss          Amount       Earnings      Amount         Loss
                                            -----------     ----------    ------------   ----------   ----------    ----------
Computed tax (benefit) at
 statutory rate                             $ (921,854)        (34.0)     $  512,856        34.0     $ (314,423)      (34.0)
Tax effect resulting from:
State income taxes
 net of federal
 tax benefit                                  (141,481)         (5.2)         92,584         6.1        (83,224)       (9.0)
New general
 business credits (net)                        (96,867)         (3.6)       (110,308)       (7.3)       (15,431)       (1.7)
Permanent differences                            9,978            .4          (8,992)        (.6)        60,380         6.5
Tax benefit of pre-acquisition
 (SRLY) losses utilized                        (22,390)          (.8)        (82,307)       (5.4)
Other                                          (43,731)         (1.6)          7,898          .5        (32,076)       (3.4)
                                          -------------        ------     -----------      ------    -----------      ------
Provision for income taxes (benefit)      $ (1,216,345)        (44.8)     $  411,731        27.3     $ (384,774)      (41.6)
                                          =============        ======     ===========      ======    ===========      ======

     The approximate tax effect of each type of temporary difference and carryforward that gave rise to the Company's deferred income tax assets and liabilities for fiscal 1996 and 1995 under SFAS 109 is as follows:

                                               1996                                         1995
                             -----------------------------------------           ----------------------------------------
                               Assets       Liabilities        Total               Assets        Liabilities        Total
                            ------------   -------------   -------------        ------------    -------------   ------------
Current:
  Allowance for doubtful
    receivables             $   219,994    $               $    219,994         $   212,030                    $    212,030
  Inventory                      59,904                          59,904              57,500                          57,500
  Accrued promotional
    expense                       9,788                           9,788               6,973                           6,973
  Accrued bonus                  13,701                          13,701
  Accrued vacation pay           46,847                          46,847              54,768                          54,768
  Reserve for returns            56,216                          56,216              15,649                          15,649
  Installment sales                        $   (133,704)       (133,704)                       $   (249,339)       (249,339)
  Unrealized (gain) loss
    on securities
    available-for-sale                           (3,164)         (3,164)              3,351                           3,351
  State loss carryforward       123,908                         123,908              26,980                          26,980
  General business
    credit carryforward         125,000                         125,000             131,909                         131,909
                            ------------   -------------   -------------        ------------   -------------   -------------
      Total current         $   655,358    $   (136,868)   $    518,490         $   509,160    $   (249,339)   $    259,821
                            ============   =============   =============        ============   =============   =============


                                               1996                                            1995
                             -----------------------------------------     ----------------------------------------------
                                Assets      Liabilities        Total               Assets        Liabilities       Total
                            -------------  -------------   -------------        ------------    -------------   ------------
Noncurrent:
  Property, plant and
    equipment                              $ (1,806,103)   $ (1,806,103)                       $ (2,060,220)   $ (2,060,220)
  Writedown of property
    held for sale           $    54,342                          54,342
  Installment sales                                                                                 (55,913)        (55,913)
  Earnings in
    unconsolidated
    subsidiaries                175,156                         175,156         $    67,874                          67,874
  Restricted marketable
    equity securities            58,269                          58,269
  Deferred franchise
    fees                          1,874                           1,874              11,736                          11,736
  General business
    credit carryforward         365,732                         365,732              80,145                          80,145
  Alternative
    minimum tax credit
    carryforward                247,092                         247,092             206,421                         206,421
  Federal loss carryforward      45,033                          45,033
  Pre-acquisition (SRLY)
    loss carryforward            89,544                          89,544              83,281                          83,281
  State loss carryforward       393,162                         393,162             441,511                         441,511
  Less valuation
    allowance                  (527,740)                       (527,740)           (524,792)                       (524,792)
                            ------------   -------------   -------------        ------------   -------------   -------------
      Total noncurrent      $   902,464    $ (1,806,103)   $   (903,639)        $   366,176    $ (2,116,133)   $ (1,749,957)
                            ============   =============   =============        ============   =============   =============
   Total current and
      noncurrent            $ 1,557,822    $ (1,942,971)   $   (385,149)        $   875,336    $ (2,365,472)   $ (1,490,136)
                            ============   =============   =============        ============   =============   =============

     As of February 23, 1996, operating loss carryovers of approximately $8,200,000 are available to offset future taxable income in various states. The carryover periods range from five to fifteen years which will result in expirations of varying amounts beginning in fiscal 1997 and continuing through fiscal 2011.

     Various credits and loss carryforwards also exist to offset future federal income taxes. As of February 23, 1996, alternative minimum tax credit carryovers are approximately $247,092 and general business credit carryforwards are approximately $490,732. The general business credits will expire in varying amounts beginning in fiscal 2007. In addition, pre-acquisition (SRLY) loss carryforwards of approximately $263,000 are available to offset future taxable income of certain consolidated subsidiaries and expire in varying amounts beginning in fiscal 2002.



NOTE 11 - LEASED PROPERTIES:

     Eight of the Company's restaurant locations are operated in leased premises. The related leases are classified as operating leases and their terms are effective for varying periods until 2007, except for one lease for land which expires in 2022. Most contain terms that provide for a modest increase in rental payments at specified intervals within the lease term.

     As of February 23, 1996, future minimum rental payments required under these leases and under capital leases, which are for machinery and equipment, are summarized as follows:


                            Operating Leases
                  ----------------------------------
                                Minimum
Fiscal Year       Minimum       Sublease                  Capital
Ending            Payments      Receipts       Total      Leases        Total
- -----------       --------      --------       -----      -------       -----
1997            $  981,406    $   199,760   $  781,646  $  201,219 $   982,865
1998               904,102        199,760      704,342      72,939     777,281
1999               867,510        199,760      667,750      72,939     740,689
2000               652,620        199,760      452,860      72,939     525,799
2001               417,921        169,000      248,921      33,059     281,980
2002-2006        1,739,100        845,000      894,100                 894,100
2007-2011          389,983         84,583      305,400                 305,400
2012-2016           58,800                      58,800                  58,800
Later years         82,150                      82,150                  82,150
                ----------     ----------    ---------   ---------   ---------
Total minimum
lease payments  $6,093,592    $ 1,897,623   $4,195,969     453,095 $ 4,649,064
                ==========    ===========   ==========             ===========
Less amount representing interest                           78,592
                                                        ----------
Present value of minimum lease
 payments under capital leases (see note 7)             $  374,503
                                                        ==========

Rental expenses charged to earnings are as follows:

                            1996           1995          1994
                         ----------   ------------  ------------
Real estate              $ 923,442    $ 1,061,057   $ 1,101,189
Less sublease rentals     (202,760)      (227,148)     (272,336)
Equipment                  211,349        196,673       207,898
                         ----------   ------------  ------------
Totals                   $ 932,031    $ 1,030,582   $ 1,036,751
                         ==========   ============  ============



NOTE 12 - EMPLOYEE BENEFITS:

     On March 1, 1994, the Company established an employee stock purchase plan through which employees, after meeting minimum eligibility requirements, may contribute up to 10% of their base earnings toward the purchase of the Company's common stock. The plan provides that the Company will make matching contributions of 25% of the employee's contribution. Participation in the plan is voluntary and all contributions of the Company are funded monthly and vest immediately. The Company's contributions to the plan totaled $17,046 in 1996 and $10,091 in 1995, respectively. The Company also maintains a 401-k Retirement Plan for its employees. The Plan provides that the Company will make a matching contribution of up to 25% of an employee's voluntary contribution, limited to the lesser of 8% of that employee's annual compensation or $9,500 for fiscal 1996. The Company's contributions to this Plan were $71,340, $67,869 and $52,042 in fiscal 1996, 1995 and 1994, respectively. The Company also provides employee health insurance benefits under a 501-c(9) trust arrangement. These benefits are partially self-funded by the Company. The Company has $45,000 per claim and $1,000,000 annual aggregate stop loss coverage on group medical claims with an insurance carrier. A third-party administrator handles all claims. Company contributions to this plan were $466,116, $388,488 and $504,500 in fiscal 1996, 1995 and 1994, respectively. Certain officers of the Company are trustees of the stock purchase plan, the retirement plan and the employee health plan.

     The Company also has two Employee Stock Option Plans as described in Note
13.



NOTE 13 - EMPLOYEE STOCK OPTIONS:

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

     A summary of the changes in shares under option for both Plans follows:

                                       Incentive Stock      Special Stock
                                         Option Plan         Option Plan
                                       ---------------      --------------
Balance at February 28, 1992               350,000              450,000
                                       ===============      ==============
Balance at February 26, 1993               350,000              450,000
 Cancelled                                (150,000)            (100,000)
 Issued                                                         100,000
 Exercised at $3.625 per share            (100,000)
                                       ---------------      --------------
Balance at February 25, 1994               100,000              450,000
 Cancelled                                 (10,000)
 Issued                                    157,500
 Adjustment to options outstanding to
  reflect five-for-four stock split         61,875              112,500
                                       ---------------      --------------
Balance at February 24, 1995               309,375              562,500
 Cancelled                                 (12,500)
 Exercised at $2.90                       (100,000)
                                       ---------------      --------------
Balance at February 23, 1996               196,875              562,500
                                       ===============      ==============
 Price range of options               $ 4.00 to $5.20      $ 2.90 to $4.60
                                       ===============      ==============
 Exercisable at February 23, 1996           39,375              562,500
                                       ===============      ==============


NOTE 14 - OTHER INFORMATION:

     Accumulated amortization of intangible assets is as follows:


                                              1996        1995
                                          ---------    ---------
Excess of cost over fair value of net
 assets of businesses acquired            $ 432,892    $ 398,756
Franchise rights                          $  15,800    $  12,885



NOTE 15 - LINES OF BUSINESS:

     The Company operates in three principal lines of business. Segment information is presented as follows:

                                            1996                       1995                    1994
                                     ---------------------      -------------------       ---------------------
                                     Amount       Percent         Amount     Percent        Amount      Percent
                                     ------       -------       ---------    -------      ---------     -------
Revenues:
Restaurant operations             $ 25,714,219      32.4      $ 28,895,738     30.7      $ 31,022,111     42.5
Food processing                     51,085,716      64.3        62,563,395     66.5        39,274,536     53.8
Restaurant franchising               2,856,284       3.6         2,868,199      3.0         3,027,252      4.1
                                  ------------    -------     ------------   -------     ------------   -------
                                    79,656,219     100.3        94,327,332    100.2        73,323,899    100.4

Elimination of inter-
 segment sales (1)                    (217,009)      (.3)         (227,359)     (.2)         (264,463)     (.4)
                                  -------------   -------     -------------  -------     -------------  -------
                                  $ 79,439,210     100.0      $ 94,099,973    100.0      $ 73,059,436    100.0
                                  =============   =======     =============  =======     =============  =======
Operating profit:
Restaurant operations             $  1,063,137      29.2      $  1,649,443     23.4      $    815,673     17.5
Food processing                        778,407      21.4         4,110,751     58.4         2,099,209     45.1
Restaurant franchising               1,799,409      49.4         1,278,794     18.2         1,741,051     37.4
                                  -------------   -------     -------------  -------     -------------  -------
                                     3,640,953     100.0         7,038,988    100.0         4,655,933    100.0
                                                  =======                    =======                    =======

Corporate expenses                  (4,343,710)                 (4,794,321)                (4,694,982)
Other income                             2,990                   1,256,828                    954,478
Interest expense                    (2,011,567)                 (1,993,094)                (1,840,203)
                                  -------------               -------------              -------------
Earnings (loss) before
  income taxes                    $ (2,711,334)               $  1,508,401               $   (924,774)
                                  =============               =============              =============

Identifiable assets:
Restaurant operations             $ 15,423,186      37.0      $ 18,115,517     38.8      $ 20,358,626     40.4
Food processing                     18,809,910      45.2        19,646,658     42.0        19,348,140     38.4
Restaurant franchising                 608,775       1.5           688,049      1.5           827,881      1.7
Corporate                            6,792,503      16.3         8,271,177     17.7         9,814,750     19.5
                                  -------------   -------     ------------   -------     -------------  -------
                                  $ 41,634,374     100.0      $ 46,721,401    100.0      $ 50,349,397    100.0
                                  =============   =======     ============   =======     =============  =======

Depreciation and amortization:
Restaurant operations             $  1,228,662      45.3      $  1,316,636     45.7      $  1,548,174     51.5
Food processing                      1,256,931      46.3         1,314,001     45.7         1,148,016     38.2
Restaurant franchising                  38,079       1.4            38,082      1.3            46,278      1.5
Corporate                              191,599       7.0           209,905      7.3           263,587      8.8
                                  -------------   -------     -------------  -------     -------------  -------
                                  $  2,715,271     100.0      $  2,878,624    100.0      $  3,006,055    100.0
                                  =============   =======     =============  =======     =============  =======


Capital expenditures:
Restaurant operations             $    950,576      50.5      $    574,272     47.5      $    695,835     13.3
Food processing                        774,615      41.1           368,497     30.5         4,455,934     85.1
Restaurant franchising                                              50,550      4.2
Corporate                              157,337       8.4           214,876     17.8            84,696      1.6
                                  -------------   -------     -------------  -------     -------------  -------
                                  $  1,882,528     100.0      $  1,208,195    100.0      $  5,236,465    100.0
                                  =============   =======     =============  =======     =============  =======

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

     During fiscal 1996, 1995 and 1994, a single customer of the Company's bakery products accounted for 57%, 63% and 47%, respectively, of the food processing segment sales and 37%, 42% and 25%, respectively, of the Company's total operating revenues.



NOTE 16 - INVESTMENT IN AFFILIATES:

     During fiscal 1996, 1995 and 1994, the Company maintained investments in several companies which operate Prime Sirloin restaurants, Sagebrush Steakhouse and Saloons, Mom `n' Pop's Buffet and Bakery restaurants, Western Steer Family Restaurants and Bennett's Smokehouse and Saloons. All of the companies are accounted for under the equity method. Names of these companies and percentages of ownership are as follows:

                                   Percentage Owned      Percentage Owned      Percentage Owned
                                 at February 23, 1996  at February 24, 1995  at February 25, 1994
                                 --------------------  --------------------  --------------------
Georgia Buffet Restaurants, Inc.         50%                   50%                   50%
Greenville Foods, Inc.                   50%                   50%                   ---
Knoxville Foods, Inc.                    ---                   50%                   50%
Primo Foods, Inc.                        50%                   50%                   ---
Sagebrush of Asheville, Inc.             ---                   50%                   50%
Sagebrush of Rock Hill, Inc.             ---                   50%                   50%
Spartanburg Foods, Inc.                  50%                   50%                   ---
Starke Foods, Inc.                       50%                   50%                   50%
Matthews Prime Sirloin                   (1)                   (1)                   50%


     Summarized financial information for the above companies is as follows:

                                   1996         1995          1994
                              -----------  -----------   -----------
    Current Assets            $   345,227  $   476,187   $   424,271
    Noncurrent Assets           2,222,646    2,181,774     1,946,901
    Current Liabilities         1,664,067    1,559,115     1,464,556
    Noncurrent Liabilities        185,017       76,577       125,900
    Operating Revenue           8,640,624    9,566,779     9,213,949
    Gross Profit                5,000,389    5,686,828     5,571,789
    Net Earnings (loss)          (828,279)     173,298       279,354

     Dividends received from these companies totaled $91,000, $143,500 and $220,500 in fiscal 1996, 1995 and 1994, respectively.

     At the beginning of fiscal 1996, the Company owned 50% of three corporations (Knoxville Foods, Inc., Sagebrush of Asheville, Inc. and Sagebrush of Rock Hill, Inc.) which operated Sagebrush Steakhouse and Saloon restaurants. In January 1996, a reorganization was effected for these corporations immediately prior to an initial public offering of common stock by Sagebrush, Inc. As part of this reorganization, the Company exchanged to Sagebrush, Inc. its shares of common stock in these three corporations for cash totaling $87,098 and 111,983 shares of Sagebrush, Inc., common stock. These shares of stock are designated restricted securities and their resale is subject to the conditions and limitations of Rule 144 of the Securities Act. This transaction was accounted for as a like-kind exchange and a gain of $59,648 was recognized based on the book value of the equity investments in the three 50% owned corporations at the transaction date, the total fair value of the stock and cash received, and the percentage of the total proceeds received in cash. The restricted shares of common stock in Sagebrush, Inc. are shown separately on the face of the balance sheet as "Investment in restricted securities" and are carried at cost which represents the book value of the equity investment in the three corporations at the transaction date, adjusted for the cash proceeds received and the gain recognized on the transaction.

   (1) On February 26, 1994, the Company purchased an additional 30% ownership interest in Matthews Prime Sirloin, Inc., bringing the total ownership interest to 80%. This acquisition has been accounted for as a purchase transaction , and results of operations for fiscal 1996 and 1995 have been included in the Company's consolidated statement of operations. Net assets of the acquired company and operating results prior to acquisition are not material to the Company's consolidated financial statement.



NOTE 17 - COMMITMENTS AND CONTINGENCIES:

     On May 3, 1994, the Company guaranteed a loan obligation of one of its franchisees in an amount not to exceed $322,000. The loan is secured by certain restaurant equipment purchased by the franchisee.

     During fiscal 1995, the Company was required to provide a secured letter of credit in the amount of $500,000 to its insurance carrier for outstanding worker's compensation and general liability claims. This letter of credit was secured by $500,000 on deposit with the issuing financial institution. Since this deposit was restricted, it was presented in other non-current assets at February 24, 1995. During fiscal 1996, the Company gave the financial institution a security interest in a restaurant property with a total book value of $517,360, in lieu of the $500,000 deposit.

     Effective December 1, 1993, the Company entered into a three year endorsement agreement with Richard Childress Racing Enterprises, Inc. and Dale Earnhardt, Inc. The agreement calls for total payments of $1,200,000 over the three year period. As of February 23, 1996, remaining payments under this agreement are $500,000.

     The Company has contractual obligations for construction projects and equipment purchases totaling $430,000 at February 23, 1996.



NOTE 18 - SUPPLEMENTAL CASH FLOW INFORMATION:

     Cash paid for interest and income taxes is as follows:

                         1996          1995           1994
    Interest        $  2,006,154   $ 2,004,431   $  1,835,074
                    ============   ===========   ============
    Income taxes    $    207,171   $   673,500   $     52,833
                    ============   ===========   ============

     The Company received accounts and notes receivable totaling $1,198,392, $385,537 and $1,321,565 from the sale of property, plant and equipment in fiscal 1996, 1995 and 1994, respectively.

     The Company transferred deposits to property, plant and equipment totaling $14,346 and $6,210 for fiscal 1995 and 1994, respectively.

     Accounts receivable from certain franchisees totaling $46,173, $110,156 and $458,392 in fiscal 1996, 1995 and 1994, respectively, were converted to notes receivable.

     In fiscal 1996, the Company exchanged shares representing a 50% ownership interest in three unconsolidated subsidiaries which operate Sagebrush Steakhouse & Saloon restaurants to Sagebrush, Inc., for $87,098 and 111,983 shares of common stock of Sagebrush, Inc. (See note 16)

     During fiscal 1996, the Company acquired machinery and equipment totaling $278,641 through capital leases.

     In fiscal 1995, the Company executed a note payable and obtained a note receivable for $92,165 relating to the settlement of certain lawsuits with two franchisees.



NOTE 19 - TRANSACTIONS WITH RELATED PARTIES:

     Related party transactions during the fiscal years ended 1996, 1995 and 1994 arose in connection with the following relationships.

     Certain current and past officers, directors and principal shareholders of the Company have ownership interests in franchisee companies as well as an insurance company, a marketing services company, and a travel agency which transact business with the Company. In addition, immediate family members of a director and principal shareholder have ownership interests in three companies from which the Company purchases restaurant equipment, furnishings and supplies.

     The Company has mutual leasing agreements with a partnership and corporations which include a principal shareholder. Sales of restaurant properties were made to a partnership which includes a principal shareholder.

     Under a contract with a management services company owned by certain officers and directors of the Company, the Company receives general management services which include, among other things, the review and supervision of financing, cost analysis services and review of franchise relationships. Management fees paid under this contract are in lieu of salary compensation for certain of the Company's senior executives. Effective April 1, 1996, this contract was renewed for a three year period at an annual maximum management fee of $1,500,000, payable quarterly in advance.

     During fiscal 1996, the Company advanced $43,938 to the employee stock purchase plan to allow the plan to purchase 9,500 shares of the Company's common shares from an outside investor. This advance is being repaid as the plan receives contributions and the shares are allocated to participant accounts.

     During 1996, the Company sold certain secured promissory notes which it considered high risk indebtedness to an individual who is an executive officer and principal shareholder of the Company. Most of the notes were secured by purchase money mortgages and were generated through various sales of real estate. The notes, which had face values totaling $1,440,000, were sold without recourse and the Company received cash proceeds from the sale totaling $1,080,000.

     Litigation involving an unrelated party holding a security interest in the trade receivables of a bankrupt company, which was one of the Company's significant customers and vendors, was settled in May 1993. Under the terms of this settlement the Company agreed to pay $1,200,000, comprised of an initial payment of $230,000 in 1993, four annual payments of $180,000 each on April 1 beginning in 1994 and a final payment of $250,000 on April 1, 1998. Interest on the unpaid principal balance is payable quarterly at 4.5%. Under the terms of a guaranty and hold harmless agreement with the Company's president, who was a former principal of the bankrupt company, the Company obtained unsecured promissory notes from the president in amounts sufficient to reimburse the Company for all payments of principal and interest required by the Settlement Agreement and to liquidate the net receivable and accrued interest thereon arising from the initial set-off discussed above. The terms of the promissory notes correspond to the payment terms stipulated by the Settlement Agreement. The Company's financial statements as of February 23, 1996 reflect both the remaining settlement liability of $610,000 and the related receivable.

     The Company's related party transactions are summarized as follows:

                                              1996         1995        1994
                                             ------       ------      ------
Franchise, royalty and other fees
 from related party franchisee companies  $ 1,079,000  $ 1,044,000  $ 1,018,000
Management services expense               $ 1,500,000  $ 1,500,000  $ 1,500,000
Purchases of restaurant equipment,
 furnishings and construction             $   325,000  $   386,000  $   817,000
Purchases of other services and supplies  $   872,000  $   632,000  $   213,000
Casualty insurance premiums               $ 1,334,000  $ 1,066,000  $ 1,070,000
Sales of restaurant properties                         $   624,000  $   465,000
Sale of notes receivable                  $ 1,080,000
Income from leased properties             $    90,000  $    90,000  $   117,000
Leasing of property                       $   224,000  $   334,000  $   336,000

     Related party accounts receivable arise in the ordinary course of business and relate to unpaid franchise, royalty and other fees as well as short-term advances to 50% owned affiliates. Notes receivable from related parties relate primarily to long-term advances to 50% owned affiliates, notes generated from the sales of assets to related parties, and the settlement notes from the Company's president. Related party receivables are as follows:


                                          1996           1995          1994
                                         ------         ------        ------
Accounts receivable                   $   484,951    $   335,785   $   159,667
Notes receivable (interest rates
 ranging from 4.5% to 12%, payable
 over 1 to 5 years)                   $ 1,288,273    $ 1,675,538   $ 2,130,468



NOTE 20 - CAPITAL STOCK:

     On February 22, 1995, the Board of Directors announced a five-for-four stock split effected in the form of a 25% stock dividend. In connection therewith, 531,849 shares of common stock and $1,778 for fractional shares were distributed on April 11, 1995 to shareholders of record as of March 15, 1995.

     During fiscal 1995 and 1994, the Company acquired and retired 5,000 common shares at a cost of $35,625 and 10,000 common shares at a cost of $50,004, respectively.

     The Company is authorized to issue 2,500,000 shares of preferred stock with a par value of ten cents ($.10) per share in one or more series. All rights and preferences of each series are to be established by the Company prior to issuance. There are no issues of this class of stock at February 23, 1996.

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

    The Board of Directors discharges its responsibility for the Company's financial statements through its four-member Audit Committee, all of which are non-management directors. The Audit Committee meets periodically with Deloitte & Touche LLP, the accounting and reporting departments and management. Both Deloitte & Touche LLP and the reporting staff have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.





Bobby G. Holman
Chief Financial Officer





Matthew V. Hollifield
Chief Accounting Officer








INDEPENDENT AUDITORS' REPORT
- ----------------------------
Shareholders and Board of Directors
WSMP, Inc.
Claremont, North Carolina

    We have audited the accompanying consolidated balance sheets of WSMP, Inc. and subsidiaries as of February 23, 1996 and February 24, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 23, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WSMP, Inc. and subsidiaries at February 23, 1996 and February 24, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 23, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes effective February 27, 1993 to conform with Statement of Financial Accounting Standards No. 109.






Deloitte & Touche LLP
Hickory, North Carolina
May 22, 1996



WSMP, INC. AND SUBSIDIARIES

Unaudited Quarterly Financial Data
- ----------------------------------

                                          Quarters Ended

                         May 19,     August 11,   November 3,  February 23, 1996
                          1995          1995         1995            (1)(3)
                      ------------ -------------  -----------  -----------------
Operating revenues   $ 18,312,533  $ 19,157,806  $ 18,549,843   $  23,419,028

Gross profit         $  2,786,850  $  2,496,076  $  2,724,357   $   1,912,202

Pretax earnings      $     11,101  $   (641,594) $     43,805   $  (2,124,646)
 (loss)

Provision for
 income tax          $      3,442  $   (277,706) $     30,788   $    (972,869)

Net earnings (loss)  $      7,659  $   (363,888) $     13,017   $  (1,151,777)

Earnings (loss) per  $        .00  $       (.13) $        .00   $        (.42)
 share

                         May 20,   August 12,    November 4,  February 24, 1995
                          1994       1994           1994           (1)(2)
                     -----------  -----------    ------------ -----------------
Operating revenues   $ 21,099,784  $ 21,821,126  $ 22,685,445   $  28,493,618

Gross profit         $  3,025,756  $  3,163,999  $  3,124,378   $   3,980,467

Pretax earnings      $    626,508  $    303,001  $    463,334   $     115,558

Provision for        $    265,508  $     97,001  $    180,334   $    (131,112)
 income tax

Net earnings         $    361,000  $    206,000  $    283,000   $     246,670

Earnings per share   $        .13  $        .07  $        .10   $         .08


(1)There were no material fourth quarter adjustments in fiscal 1996 or fiscal 1995.

(2)The tax benefit shown in the quarter ended February 24, 1995 was the result of general business credits originating during that quarter, as well as the utilization of pre-acquisition loss carryforwards by certain consolidated subsidiaries.

(3)The pretax loss which occurred in the fourth quarter of fiscal 1996, as compared with the three previous quarters, is primarily the combined effect of (i) the harsh winter weather in January and February which negatively impacted sales in the restaurant division, (ii) losses suffered in the ham curing division due to the issuance of credits to customers and disposal of inventory relating to the recall of improperly cured ham product, and (iii) equity in losses of affiliates due to the impact of weather conditions, as well as the write-downs of certain assets by affiliates to recognize permanent impairment.





WSMP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
- -----------------------
Selected Operating Data
- -----------------------
                                                      Fiscal Year Ended

                           February 23      February 24      February 25      February 26      February 28, 1992
                              1996             1995             1994             1993                 (1)
                           -----------      -----------      -----------      -----------      -----------------
Operating revenues:
 Food sales (7)          $  76,582,926    $  91,231,774    $  70,032,184    $  73,503,786      $    65,008,966
 Franchise, royalty
  and other fees             2,856,284        2,868,199        3,027,252        3,418,876            3,478,977
                         --------------   --------------   --------------   --------------     ----------------
Total operating
 revenues                $  79,439,210    $  94,099,973    $  73,059,436    $  76,922,662      $    68,487,943
                         ==============   ==============   ==============   ==============     ================
Total operating
 income (loss)           $    (702,757)   $   2,244,667    $     (39,049)   $   2,344,429      $     2,956,987
                         ==============   ==============   ==============   ==============     ================
Earnings (loss)
 before income taxes     $  (2,711,334)   $   1,508,401    $    (924,774)   $   1,103,008      $     1,019,198
                         ==============   ==============   ==============   ==============     ================
Net earnings (loss) (5)  $  (1,494,989)   $   1,096,670    $    (785,000)   $     670,000      $       630,000
                         ==============   ==============   ==============   ==============     ================
Net earnings (loss)
 per common and common
 equivalent share
 (2, 3 and 6)            $        (.55)   $         .38    $        (.30)   $         .23      $           .24
                         ==============   ==============   ==============   ==============     ================
Dividends per
 share (3, 4 and 6)      $         .00    $         .00    $         .00    $         .00      $           .00
                         ==============   ==============   ==============   ==============     ================


Selected Balance Sheet Data
- ---------------------------
Total assets             $  41,634,374    $  46,721,401    $  50,076,967    $  50,284,420      $    43,035,334
                         ==============   ==============   ==============   ==============     ================
Long-term debt           $  14,921,013    $  18,473,398    $  21,495,246    $  23,880,647      $    18,872,551
                         ==============   ==============   ==============   ==============     ================
Shareholders' equity (2) $  16,443,621    $  17,638,118    $  16,584,065    $  16,804,458      $    15,876,183
                         ==============   ==============   ==============   ==============     ================
Book value per
 share (2 and 6)         $        5.96    $        6.63    $        6.22    $        6.73      $          6.54
                         ==============   ==============   ==============   ==============     ================

(1)Fifty three week year.

(2)During the year ended February 23, 1996, 100,000 stock option shares were exercised by former officers at a gross price of $290,000. During the year ended February 24, 1995, the Company repurchased 5,000 common shares for $35,625 and declared a five-for-four stock split, effected in the form of a stock dividend, through which 531,849 common stock were distributed on April 11, 1995. During the year ended February 25, 1994 the Company repurchased 10,000 common shares for $50,004, issued 47,395 common shares for $319,916 pursuant to a shareholder rights offering, and 100,000 stock option shares were exercised by a former officer at a gross price of $362,500. During the year ended February 26, 1993 the Company repurchased 9,062 common shares for $71,680 and issued 62,251 common shares for $420,194 pursuant to a shareholders rights offering. During the year ended February 28, 1992 the Company repurchased 89,645 common shares for $302,555.

(3)Earnings (loss) per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. The weighted average number of shares used in the calculations are 2,729,517 in 1996; 2,879,021 in 1995; 2,624,015 in 1994; 2,875,100 in
 1993; and 2,649,336 in 1992.

(4)Due to limitations imposed by debt covenants, the Company suspended the payments of its regular 4 cents per share quarterly dividend beginning with the third quarter of fiscal 1990.

(5)The net loss for February 25, 1994 includes a charge against earnings reflecting the cumulative effect of a change in accounting for income taxes in the amount of $245,000 related to the adoption of SFAS 109 "Accounting for Income Taxes."

(6)Per share amounts have been restated to reflect the five-for-four stock split, effected in the form of a stock dividend declared in 1995.

(7)In December 1993, the Company entered into a new agreement with its largest customer of bakery products whereby the Company would purchase the meat components and the customer's brand name packaging from the customer, produce and package the final meat-filled bakery product and sell the finished product to the customer. Prior to this agreement, sales to this customer consisted only of the bakery component and cost of production and packaging. The meat component and packaging were supplied and owned by the customer throughout the process. Purchases by the Company of the meat component and packaging during fiscal 1995 and 1994 totaled $23,441,000 and $4,764,000, respectively. These amounts are reported as both sales and cost of goods sold during fiscal 1995 and 1994, and account for approximately $18,677,000 of the increase in food sales between fiscal 1994 and 1995.





 OFFICERS
    AND
 DIRECTORS

       Officers                            Directors
    ----------------                     -------------
  Richard F. Howard                    Richard F. Howard
  Chairman of the Board                Chairman of the
  and Secretary                        and Secretary
                                       WSMP, Inc.
  James C. Richardson, Jr.
  President and Chief                  James C. Richardson, Jr.
  Executive Officer                    President and Chief
                                       Executive Officer
  Bobby G. Holman                      WSMP, Inc.
  Chief Financial Officer
  Treasurer, and                       Bobby G. Holman
  Assistant Secretary                  Treasurer and
                                       Chief Financial Officer
  Matthew V. Hollifield                WSMP, Inc.
  Vice President of Accounting,
  Chief Accounting Officer             James M. Templeton
  and Assistant Secretary              Senior Vice President
                                       Real Estate & Franchising
  Ken Moser                            WSMP, Inc.
  Vice President,
  Franchising                          Richard F. Hendrickson
                                       York Properties, Inc.
  Gregory A. Edgell
  Vice President,                      Lewis C. Lanier
  Strategic Planning                   Partner, Horger, Horger
                                       and Lanier, Attorneys at Law
  Ronnie L. Digh
  Vice President,                      William R. McDonald
  Bakery Operations                    Branch Manager, American
                                       Pharmaceutical
  Larry D. Hefner
  Vice President,                      Miles Aldridge
  Procurement                          Assistant Football Coach
                                       University of Arkansas
  Fred H. Keller
  Vice President,                      E. Edwin Bradford
  Ham Curing Operations                President, CEO
                                       Bradford Communications, Inc.
  James M. Templeton
  Senior Vice President
  Real Estate & Franchising

  James W. Berry
  Controller and Assistant
  Treasurer

  Dwight A. Sherrill
  Vice President,
  Real Estate
________________________________________________________________


MARKET      The Company's common stock trades on the NASDAQ National Market
INFORMATION tier of the NASDAQ stock Market under the symbol: "WSMP".  As of
            May 10, 1996, WSMP, Inc. had approximately 1400 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listing.
            The quarterly high and low closing bid price quotations are presented below as reported by National Association of Securities
            Dealers Incorporated and as adjusted for the five-for-four stock split, effected in the form of a stock dividend, declared February
            22, 1995 and distributed April 11, 1995. These quotations represent interdealer prices, without retail mark-up, mark-down or com-
            missions, and may not necessarily reflect actual transactions.
                             1996                   1995
                       -----------------      -----------------
                        High        Low        High       Low
     First Quarter     $ 5.600   $ 4.250      $ 5.200   $ 3.600
     Second Quarter    $ 5.000   $ 4.250      $ 4.400   $ 3.600
     Third Quarter     $ 5.250   $ 4.000      $ 5.900   $ 3.600
     Fourth Quarter    $ 5.250   $ 4.250      $ 6.000   $ 5.200

The closing price on May 10, 1996, was $4.875.

    No cash dividends have been declared during fiscal 1996 or 1995.





                                    GENERAL
                                  INFORMATION

                                  REGISTRAR AND
                                 TRANSFER AGENT
                               First Citizens Bank
                             Raleigh, North Carolina

                                 GENERAL COUNSEL
                              Simpson Aycock, P.A.
                            Morganton, North Carolina

                                    AUDITORS
                              Deloitte & Touche LLP
                             Hickory, North Carolina

                                 ANNUAL MEETING
                    The Annual Meeting of the Shareholders of
                  WSMP, Inc. will be held at 10:00 a.m. Eastern
                    Daylight Savings Time, June 27, 1996, at
                        the Holiday Inn, Piedmont Center,
                             Hickory, North Carolina

                                   10-K REPORT
                        A copy of WSMP, Inc., 10-K Report
                     filed with the Securities and Exchange
                        Commission for Fiscal 1996 can be
                       obtained free of charge by writing:
                          Vice President of Accounting
                                   WSMP, Inc.
                                   P O Box 399
                               Claremont, NC 28610

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