Form 10-K, Exhibit 13
period 1997-02-28
WSMP INC
filed 1997-05-27
CIK 67494

WSMP, Inc.






                                 1997







                             Annual Report





                        A Food Service Company












WSMP PROFILE
------------

      WSMP, Inc., is a North Carolina-based food manufacturing and restaurant company. Since the mid-1960's, it has grown from humble origins in the foothills of the Blue Ridge Mountains to become nationally recognized in the food service industry with nearly $88 million in annual revenues. The Company is comprised of three separate food processing divisions, one of which was formed early in fiscal 1998, and a division that develops, owns, operates and franchises restaurants.
     The Bakery Division is the largest of WSMP's food manufacturing operations and includes what WSMP believes is the largest single-site microwaveable sandwich manufacturing facility in the United States. The facility in Claremont, North Carolina, has the capacity to produce more than four million sandwiches per week. In addition to manufacturing a wide variety of sandwiches, including meat-filled biscuits, under private and company labels, the division also produces buttermilk biscuits, yeast rolls and other items for institutional and retail sales.
    The Ham Curing Division is one of the largest country ham producers in the United States, with a capacity to cure more than 500,000 hams annually. Its products are sold under the Mom 'n' Pop's (R) brand label to both institutional and retail markets, and are provided whole and in packages of slices for both retail and restaurant usage and in closely controlled sliced portions for the restaurant and fast-food industry.
    The Home Meal Replacement Division is the newest of the food processing operations of WSMP. This division was created early in fiscal 1998 and will produce individually packaged, refrigerated meats, vegetables, desserts and other items for sale through supermarkets.
    Restaurant operations comprise 34 Company-owned units, 17 of which were acquired from franchisees early in fiscal 1998, and 53 franchised units.
A majority of these are Western Steer (R) restaurants, including Western Steer Steaks, Buffet and Bakery restaurants and the traditional Western Steer Family Restaurants. Prime Sirloin (R) and Bennett's (TM) are the other two main segments of the restaurant division. Prime Sirloin Buffet, Bakery and Steaks restaurants are designed to directly compete with recognized leaders in the economy steak and buffet restaurant segment. Bennett's Smokehouse and Saloon restaurants are a result of a partnership between WSMP and Bennett's Bar-B-Que, Inc., of Denver, Colorado, and represent the Company's entry into the Texas-style roadhouse themed category.




CONTENTS
--------

ANNUAL REPORT FOR THE YEAR ENDED FEBRUARY 28, 1997

  Profile                                        Inside Front Cover

  Financial Highlights                                    1

  Letter To Shareholders                                  2

  Management's Discussion                                 4

  Consolidated Financial Statements                       8

  Report of Management                                   26

  Independent Auditors' Report                           26

  Unaudited Quarterly Financial Data                     27

  Selected Financial Data                                28

  Officers and Directors                           Inside Back Cover

  Market Information                               Inside Back Cover

  General Information                              Inside Back Cover




FINANCIAL HIGHLIGHTS
--------------------

Fiscal Years ended February 28, 1997 and February 23, 1996
(in thousands, except per share amounts)


                                                              Percent
                                           1997      1996     Change
                                         --------  --------  --------

Operating Revenues                       $ 87,753  $ 79,439     10.5%
Operating Income (Loss)                  $  1,626  $   (703)      *
Net Earnings (Loss)                      $  1,121  $ (1,495)      *

Net Earnings (Loss) Per Share
  Common and Common Equivalent Shares    $    .36  $   (.55)      *
  Common Shares Assuming Full Dilution   $    .35  $   (.55)      *

Weighted Average Shares Outstanding
  Common and Common Equivalent Shares       3,091     2,730     13.2%
  Common Shares and Full Dilutive           3,229     2,730     18.3%

Total Assets                             $ 43,127  $ 41,634      3.6%
Long-Term Debt                           $ 13,720  $ 14,921     (8.0%)
Shareholder's Equity                     $ 18,290  $ 16,444     11.2%

Company common stock is traded on the national over-the-counter market under the NASDAQ symbol "WSMP."

*  Not meaningful



CAUTIONARY STATEMENT AS TO FORWARD LOOKING INFORMATION
------------------------------------------------------

     Statements contained in this report as to the Company's outlook for sales, operations, capital expenditures and other amounts, budgeted amounts and other projections of future financial or economic performance of the Company, and statements of the Company's plans and objectives for future operations are "forward looking" statements, and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results or events to differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements include without limitation: adverse changes in economic, weather or other conditions in the geographic area in which the Company's restaurants are located; risks associated with the Company's creation of new products; additional costs due to increased prices of raw hams; increased competition; adverse changes in consumer preferences for country ham or bakery products; adverse changes in the availability of supplies; adverse changes in governmental regulation relating to the Company's business; the loss or suspension of any of the Company's licenses or permits; the loss of the services of any of the Company's key management or other personnel; and other factors that generally effect the Company's operations and the restaurant industry in general.


LETTER TO SHAREHOLDERS
----------------------

To Our Shareholders and Friends:

     Your Company underwent significant changes during fiscal 1997 which led to a number of positive and exciting occurrences within WSMP.
     Most of the major activities during the fiscal year related to the adoption of a strategic action plan. Implementation of this plan led to the hiring of a new president, adoption of specific programs to increase revenues, restructuring of corporate debt, implementing an operating cost reduction program, placement of new personnel in several key positions, and the launching of a number of new product tests.
     The appointment of David R. Clark as WSMP's president and chief operating officer was announced last June. Prior to being named to these posts, he served as executive vice president and chief operating officer of the Bank of Granite, Granite Falls, North Carolina. Before joining the Bank of Granite, in 1994, he worked for 13 years for BB&T. Posts he held with that financial institution included serving as president of BB&T of South Carolina, with headquarters in Greenville, South Carolina, and president of the Northwest Region of North Carolina, headquartered in Hickory, North Carolina.
     The energy and excitement brought to the Company by adding a key person to the top management team was enhanced by one of the more important achievements for fiscal 1997 -- a return to profitability. This turnaround from the financial results of the previous fiscal year can be credited to a number of factors, including better operating performances.
     Profitability from both the Bakery Division and Restaurant Division improved significantly during fiscal 1997, helping account for the financial turnaround of 91 cents in earnings per WSMP common and common equivalent share, compared to the prior fiscal year. In addition, net income for the fiscal year was favorably impacted by an extraordinary gain of more than $400,000, net of income tax, as a result of the early retirement of debt. Execution of a new debt package, including the discount that accounted for the gain, was completed in January.
     Now that we've given you a brief overview of some of the more important achievements of fiscal 1997, we would like to provide you with information about our individual operating segments and what our future appears to be.
     Our Bakery Division showed improved profitability during the fiscal year as a result increased sales. The loss of sales volume that occurred late in fiscal 1995 had been replaced prior to the beginning of fiscal 1997, resulting in much stronger sales during the year. In addition, much effort has been spent during the year on product tests and new product development which are expected to bring benefits in fiscal 1998.
     During recent months, this division has been producing about three million mircowaveable sandwiches a week, or about 75 percent of capacity. Because of efforts made during fiscal 1997 and continuing product tests now underway, we feel it is possible to fill the current capacity of the bakery facility this year.
     Furthermore, early in fiscal 1998 WSMP announced the creation of the Home Meal Replacement Division marking the Company's entry into this rapidly growing category. WSMP has developed extensive experience in the home meal replacement field over the last two years as a result of other research and development efforts in the Bakery Division. We now are using specialized trays and barrier films in modified atmosphere packaging of home meal replacement items and launched a test of them with a major national supermarket chain shortly before
the beginning of fiscal 1998.   The Company is also negotiating with other
retailers and national food companies regarding these products.
     Although this division is just getting started, we feel it has excellent potential to provide significant revenue and also contribute to operating profits in its first year.
     The Ham Curing Division experienced a lack of profitability in fiscal 1997, resulting in a disappointing year for this division. We continue to operate this division at capacity; however, because of the high price of fresh ham, we could not maintain the margins for our country ham products that we normally have had in the past. Although fresh ham prices are expected to continue to be high, actions are being taken to improve margins and operating efficiencies which should help this division return to profitability in fiscal 1998.
     Fiscal 1997 was a good year for our Restaurant Division. Customer counts and sales in Company-owned restaurants in fiscal 1997 were significantly ahead of fiscal 1996, even though restaurant industry trends showed declines in customer counts. Plans call for a continued focus on a value meal approach in our Prime Sirloin Buffet, Bakery & Steaks and our Western Steer Steaks Buffet and Bakery Restaurants, using menu items with strong price point and high perceived value to stimulate customer counts and sales. We expect our restaurants to continue to provide significant revenue and operating profits in fiscal 1998.
     In addition, since the beginning of fiscal 1998, we have acquired 16 previously franchised Western Steer restaurants and one previously franchised Prime Sirloin, almost doubling our number of Company-owned restaurants.
Fourteen of these restaurants were acquired as a group from our single largest franchisee. We feel these units add strength to our base of Company-owned restaurant units due to their locations and historical operating results.
     We are pleased with the progress we have made in fiscal 1997, but we are not satisfied. Our obligation to shareholders, employees and franchisees continues to include achieving increased operating profitability in all segments during fiscal 1998. We are very optimistic about WSMP's future and its opportunities for continued profitability.
     As we have said before, the Company's management and Board want each of you to feel comfortable with your investment in our modern food service corporation. So, if you have questions or comments about anything discussed in this letter or elsewhere in the annual report, please feel free to visit us in Claremont, North Carolina, or telephone us directly.

As always we appreciate your continued support and confidence.


Sincerely,

James C. Richardson, Jr.                     David R. Clark

James C. Richardson, Jr.                     David R. Clark
Vice Chairman and                            President and
Chief Executive Officer                      Chief Operating Officer





MANAGEMENTS DISCUSSION
----------------------

 RESULTS OF OPERATIONS


 RESTAURANT REVENUES

       Revenues from Company-owned restaurants for fiscal 1997 increased $741,000, or 2.9%, in comparison with fiscal 1996. This change was driven by increases in same store sales totaling $2,448,000, or 11.3%, which is primarily the result of more efficient marketing efforts and a milder winter than in the previous year. In addition, fiscal 1997 reflects fifty-three weeks of sales activity compared to fifty-two weeks in fiscal 1996
  (See Note 1 to the financial statements). The increase in same store sales was offset by the effect of a net reduction in the number of Company owned units from twenty-three at the beginning of fiscal 1996 to eighteen at February 28, 1997.

       Company-owned restaurant revenues for fiscal 1996 decreased $3.2 million, or 11.0%, in comparison with fiscal 1995. Approximately $1.7 million of the decrease is the result of closing seven restaurant units during these years, three of which were closed in fiscal 1996. In addition, same stores sales declined 5.8%, or $1.5 million, during this period. Approximately $1.0 million of the decrease in same store sales occurred in the fourth quarter of fiscal 1996 and is attributed to the severe winter weather experienced during January and February of 1996. The remaining decrease reflects increased competition in certain markets where these restaurants are located.


 FOOD PROCESSING REVENUES

       Revenues from the food processing segment increased $7.8 million to $58.9 million during fiscal 1997, compared to $51.1 million in fiscal 1996. This increase was driven by improved volume in the bakery division, which experienced an increase in revenues totaling $9.6 million in fiscal 1997 as
  compared to fiscal 1996.   Late in fiscal 1995, the largest customer of the
  bakery discontinued one of its product lines which accounted for approximately $13.5 million of fiscal 1995 sales. Although actions to replace this business were put in place early in fiscal 1996, benefits from these actions were realized at a slower pace than originally expected, and significant improvements in bakery sales did not occur until late in the fourth quarter of fiscal 1996. Sales in the bakery division continued to improve during fiscal 1997 and have returned to their original level. Offsetting this increase in the bakery division is a decrease in revenues totaling $1.8 million, or 15.0%, in the ham curing division during fiscal 1997 as compared to fiscal 1996. This decrease in revenues is primarily the result of a change made in the ham curing process to address a spoilage issue discovered in fiscal 1996. This change has resulted in a longer curing process and has reduced the number of hams which can be processed during a year.

       Revenues from the food processing segment totaled $51.1 million during fiscal 1996 compared to $62.6 million during fiscal 1995. Approximately $11.0 million of this decrease occurred in the bakery division which had total revenues of $38.3 million in fiscal 1996. This decrease is the result of the loss of the product line in late fiscal 1995, as discussed above.

 FRANCHISE, ROYALTY AND OTHER FEES

       Franchise, royalty and other fees declined from $2.9 million in fiscal 1996 to $2.7 million in fiscal 1997. This decrease is primarily the result of a reduction in the number of franchise units from seventy-five at the beginning of fiscal 1996 to sixty-eight at the end of fiscal 1997. The effect of this reduction in units is offset by fiscal 1997 reflecting fifty-three weeks of activity as compared to fifty-two weeks in fiscal 1996 (See
  Note 1 to the financial statements).

       Franchise, royalty and other fees remained relatively constant at $2.9 million for fiscal 1996 and fiscal 1995. Although thirteen franchised units closed during these years, the impact was offset by the opening of nine higher volume franchise units, primarily under the Bennett's and Prime Sirloin concepts.



 COSTS AND EXPENSES

 COST OF GOODS SOLD

       Cost of goods sold as a percentage of food sales increased to 74.9% in fiscal 1997 from 74.1% in fiscal 1996 due to a shift in total revenues between the food processing segment and the restaurant segment. The food processing segment, which by its nature experiences lower margins than the restaurant segment, accounted for 68.9% of total food sales in fiscal 1997 compared with 66.9% in fiscal 1996. Although this shift in revenues resulted in a decrease in margins for the overall company, margins within the food processing segment improved during fiscal 1997. In fiscal 1997, cost of goods sold in the food processing segment was 91.8% of that segment's revenue, compared to 92.4% in 1996. Margins in the bakery segment improved 1.6 basis points between fiscal 1997 and 1996 as sales increased without corresponding increases in fixed costs. The increase in margins in the bakery division was partially offset by a decline in margins in the ham curing division, totaling 3.0 basis points, brought about by increases in the average cost of raw hams during fiscal 1997 as well as the reduction in number of hams produced. Costs of goods sold as a percentage of revenues for the restaurant segment totaled 37.3% in fiscal 1997, showing little change from the fiscal 1996 total of 37.9%.

       Cost of goods sold as a percentage of food sales increased to 74.1% in fiscal 1996 from 72.6% in fiscal 1995 as a result of a decline in margins in both divisions of the food processing segment during 1996. Cost of goods sold in the food processing segment was 92.4% of that segment's revenues for fiscal 1996, compared to 88.2% for fiscal 1995. Margins in the bakery declined 2.5 basis points between fiscal 1995 and 1996 due to the decrease in sales during fiscal 1996 and the inability to reduce certain fixed costs proportionally. The remaining decline in margins between fiscal 1995 and 1996 occurred in the ham curing division. A portion of this decline is attributed to a shift in the product mix during fiscal 1996. Also contributing to this division's decrease in margins was a $1.0 million increase in sales returns and credits during fiscal 1996 attributed primarily to an isolated deficiency in the curing process which resulted in a recall of improperly cured ham product. Although the Company was able to mitigate the problem by reprocessing a portion of the returned hams, the cost of reprocessing as well as the unrecoverable cost of damaged product disposed of by the Company and its customers impacted total margins in the ham curing division negatively.

       The decline in margins in the food processing segment during fiscal 1996, as compared to 1995, was mitigated by a positive swing in margins in the restaurant segment. Cost of goods sold in the restaurant segment, as a percentage of that segment's revenues, improved to 37.9% in fiscal 1996 from 39.0% in fiscal 1995. Management attributes this positive swing to better control over costs in fiscal 1996 as well as the closing of several less profitable restaurant units during these years.

 OPERATING EXPENSES

       As discussed in note 1 to the consolidated financial statements, operating expenses include indirect costs associated with restaurant product sales and other revenues, which consist of franchise, royalty and other fees. Total operating expenses, as a percentage of revenues of the restaurant and franchising segment decreased to 40.9% in fiscal 1997 from 44.7% in fiscal 1996. This is the direct result of the improvements in same store sales experienced during fiscal 1997 in the restaurant segment. Operating expenses in the restaurant segment totaled $11.3 million in fiscal 1997, or 42.6% of that segment's revenues, compared to $12.1 million, or 46.9%, in fiscal 1996. Operating expenses in the franchising segment also improved as a percentage of that segment's revenues from 25.3% in fiscal 1996 to 24.8% in fiscal 1997 as a result of cost cutting measures taken during fiscal 1997.

       Total operating expenses, as a percentage of revenues of the restaurant and franchising segments, totaled 44.7% in fiscal 1996 compared to 45.7% in fiscal 1995. This decrease is primarily the result of additional operating expense incurred in the franchising segment in fiscal 1995 as part of designing and opening a new franchised Prime Sirloin prototype designed to capitalize on the industry's success with larger buffet style formats, as well as higher write-offs for uncollectible royalties in fiscal 1995.
  Fiscal 1996 operating expense for the franchising segment totaled $772,000, or 25.3% of that segment's total revenues, compared to $1.3 million, or 45.2%, for fiscal 1995. Although total operating expense in the restaurant segment decreased from $13.2 million during fiscal 1995 to $12.1 million during fiscal 1996, these expenses increased as a percentage of restaurant segment revenue from 45.8% in fiscal 1995 to 46.9% in fiscal 1996.
  Management attributes this percentage increase to the severe winter during January and February of 1996 which had a significant negative impact on fiscal 1996 sales.

 SELLING, GENERAL AND ADMINISTRATIVE

       Selling, general and administrative expenses remained relatively constant between fiscal 1996 and fiscal 1997 at $7.9 million. Reductions in these expenses occurred during fiscal 1997 in the restaurant and food processing segments totaling $302,000 and $139,000, respectively, but were offset by higher expenses at the corporate level for advertising and product development.

       Selling, general and administrative expenses decreased $264,000 in fiscal 1996 compared to fiscal 1995. This decrease is primarily the result of reductions in corporate overhead totaling $451,000 as well as reductions in costs relating to the food processing segment, offset by an increase in advertising and other administrative costs in the restaurant segment of approximately $218,000.

 DEPRECIATION AND AMORTIZATION

       Depreciation and amortization expense has declined for the last three fiscal years from $2.9 million in fiscal 1995, to $2.7 million in fiscal 1996, to $2.6 million in fiscal 1997. This reduction is primarily attributed to the closing and selling of restaurant properties that has occurred during these years.

 OTHER

       The Company recorded equity in losses of affiliates totaling $107,000 in fiscal 1997 and  $338,000 in fiscal 1996, compared with equity in earnings
  of affiliates totaling $115,000 in fiscal 1995.   Approximately $208,000 of
  the equity losses recorded in fiscal 1996 is the result of write-downs in assets by certain subsidiaries to reflect permanent impairments in value.
  The remaining losses in both fiscal 1997 and 1996 are primarily due to operating losses in two unconsolidated subsidiaries, formed late in fiscal 1995, which failed to perform as originally expected. The two restaurant units which generated these losses were closed in fiscal 1997.

       During fiscal 1997, the Company recognized a net extraordinary gain on the early extinguishment of debt totaling $414,784, which is net of income taxes of $250,862, when it replaced its Senior Note obligations which were scheduled to mature on October 1, 1997, with long-term promissory notes with two banks (see Note 7 to the financial statements). The two life insurance companies which held the Senior Notes agreed to a discount totaling $787,651 upon the early retirement of this debt. Offsetting this amount were certain unamortized loan costs totaling $73,208 relating to the Senior Notes which were written off as part of the early
  refinancing.   In addition, offsetting the net gain resulting from the
  Senior Note refinancing was a prepayment penalty totaling $48,797 which the Company incurred upon the early payment of an SBA loan which was secured by a restaurant property sold during fiscal 1997.

 INFLATION

       The effects of inflation on the costs of labor, materials and supplies, and plant and equipment have resulted in increased costs to the Company during the past three years. Ongoing programs of cost control and elimination of overhead expenses have helped to offset much of the impact of inflation. Although the Company cannot determine the precise effect of inflation on its business, the restaurant operations are believed to be the most susceptible to the adverse effects of inflation as compared to other divisions of the Company. This is due to price discounting which has prevailed in the family and fast food restaurant segments throughout the nation for the past three years, making it difficult to cover increased cost by increasing menu prices.



 FINANCIAL CONDITION


 LIQUIDITY AND CAPITAL RESOURCES

       The Company had net working capital of $2,901,000 at February 28, 1997, compared with $984,000 at February 23, 1996 and $904,000 at February 24, 1995. Approximately $733,000 of this increase is due to the refinancing of the Senior Note obligations which occurred in fiscal 1997, and the related reduction in current maturities of long-term debt. The remaining increase in working capital is attributed to the improvement in operating profits and the return to profitability which the Company experienced in fiscal 1997.

       The return to profitability also impacted the cash flow of the Company. Net cash provided by operations totaled $2.9 million in fiscal 1997, compared to net cash used in operations of $0.2 million in fiscal 1996. Although net earnings for fiscal 1995 approximated the level for 1997, net cash provided by operations only totaled $0.8 million for that year. This is attributed to a reduction during fiscal 1995 in accounts payable to certain vendors who provided the Company with extended credit terms in fiscal 1994 to assist in the cash flow requirements necessary to bring a major capital expansion of the bakery facility on line.

       During fiscal 1997, the Company generated cash flow of approximately $8.1 million from the issuance of long-term debt, $6.9 million of which related to the refinancing of the Senior Note Obligations. In addition, cash received from the sale of assets, primarily underperforming restaurant properties, and from the exercise of stock options totaled $2.2 million and $0.7 million, respectively. Cash generated from these sources during fiscal 1997 were used to fund repayments of long-term debt totaling $9.8 million and capital expenditures totaling $2.6 million.

       During fiscal 1996, the Company generated cash flow of approximately $3.2
  million from the sale of assets.   Approximately $2.1 million resulted from
  the sale of underperforming restaurant properties. The remaining $1.1 million was generated through the sale of certain notes receivable as discussed in Note 19 to the consolidated financial statements. In addition, the Company generated $1.0 million through short-term borrowings and $500,000 by substituting a restaurant property as collateral for a letter of credit previously secured by cash. Cash generated from these sources in fiscal 1996 helped to fund principal payments on debt and capital expenditures totaling $3.9 million and $1.6 million, respectively.

       During fiscal 1995, the Company generated cash of approximately $3.7 million from the sale of assets, and used this amount to help fund repayments of long-term debt totaling $3.4 million and capital expenditures of approximately $1.2 million.

       For fiscal 1998, management feels that continued profitable operations and the sales of additional under performing properties will satisfy the cash and working capital needs of the Company. At February 28, 1997, the Company had $3.3 million in real estate held for sale. The real estate environment in the Southeastern United States has allowed the Company to successfully dispose of several excess properties during the past few years, and the Company views these remaining properties as a valuable source of future working capital. In addition, the refinancing of the Senior Notes which occurred in fiscal 1997 has added financial flexibility to the Company through reductions in annual principal and interest payments.

       The Company further believes that revenues from operations, together with available sources of financing, will be sufficient to provide the necessary long-term capital resources required to fund the Company's capital requirements for the coming three years.




 WSMP, INC., AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS

 Fiscal Years ended February 28, 1997, February 23, 1996
 -------------------------------------------------------
   and February 24, 1995
   ---------------------

                                                       1997          1996          1995
                                                   -----------   -----------   -----------
Operating revenues:
   Food sales (note 15)                            $85,070,341   $76,582,926   $91,231,774
   Franchise, royalty and other fees
     (note 19 - includes related party
     transactions totaling $923,000 in 1997,
     $1,079,000 in 1996, and $1,044,000 in 1995)     2,682,732     2,856,284     2,868,199
                                                   -----------   ------------  -----------
 Total operating revenues                           87,753,073    79,439,210    94,099,973
                                                   -----------   ------------  -----------
Costs and expenses:
   Cost of goods sold (note 19 - includes related
     party transactions totaling $513,000 in 1997,
     $474,000 in 1996, and $506,000 in 1995)        63,680,524    56,743,742    66,275,140
   Operating expenses (note 19 - includes related
     party transactions totaling $706,000 in 1997,
     $825,000 in 1996, and $883,000 in 1995)        11,924,356    12,775,983    14,530,232
   Selling, general and administrative expenses
     (note 19 - includes related party
     transactions totaling  $2,014,000 in 1997,
     $2,320,000 in 1996, and $2,236,000 in 1995)     7,898,182     7,906,971     8,171,310
   Depreciation and amortization                     2,624,490     2,715,271     2,878,624
                                                   -----------   ------------  -----------
   Total costs and expenses                         86,127,552    80,141,967    91,855,306
                                                   -----------   ------------  -----------
     Operating income (loss)                         1,625,521      (702,757)    2,244,667
                                                   -----------   ------------  -----------

Other income (expense):
   Other income (including interest) (note 19 -
     includes  related party transactions
     totaling $167,000 in 1997, $192,000 in 1996,
     and $189,000 in 1995)                           1,046,219       809,737       949,208
   Net gain on dispositions of assets (net of
     write-downs) (note 19 - includes gains (losses)
     on sales of assets to related parties totaling
     $353,000 in 1997, $(360,000) in 1996, and
     $128,000 in 1995)                                 758,646       220,199       940,091
   Net gain on sale of restricted equity securities
     to related party (note 19)                        541,831
   Equity in earnings (loss) of affiliates            (107,000)     (338,366)      115,000
   Interest expense                                 (1,822,339)   (2,011,567)   (1,993,094)
   Other expense (note 19 - includes related party
     transactions totaling $99,000 in 1997, $80,000
     in 1996 and $153,000 in 1995)                    (871,388)     (688,580)     (747,471)
                                                   -----------   ------------  -----------
     Net other expense                                (454,031)   (2,008,577)     (736,266)
                                                   -----------   ------------  -----------

Earnings (loss) before income taxes and
 extraordinary item                                  1,171,490    (2,711,334)    1,508,401
                                                   -----------   ------------  -----------
Provision for income taxes (benefit) (note 10):
  Current                                               60,401      (104,843)      490,064
  Deferred                                             405,177    (1,111,502)      (78,333)
                                                   -----------   ------------  -----------
Total provision for income taxes (benefit)             465,578    (1,216,345)      411,731
                                                   -----------   ------------  -----------

Earnings (loss) before extraordinary item              705,912    (1,494,989)    1,096,670

Extraordinary gain from early extinquishment of
  debt (net of income taxes of $250,862) (note 7)      414,784
                                                   -----------   ------------  -----------
     Net earnings (loss)                           $ 1,120,696   $(1,494,989)  $ 1,096,670
                                                   ===========   ============  ===========


Earnings (loss) per common and common equivalent
  share (note 1):
    Earnings (loss) before extraordinary item      $       .23   $      (.55)  $       .38
    Extraordinary gain from early extinguishment
      of debt                                              .13
                                                   -----------   -----------   -----------
     Net earnings (loss)                           $       .36   $      (.55)  $       .38
                                                   ===========   ===========   ===========

Earnings (loss) per common share - assuming full
  dilution (note 1):
    Earnings (loss) before extraordinary item      $       .22   $      (.55)  $       .38
    Extraordinary gain from early extinguishment
      of debt                                              .13
                                                   -----------   -----------   -----------
     Net earnings (loss)                           $       .35   $      (.55)  $       .38
                                                   ===========   ===========   ===========

See accompanying notes to consolidated financial statements.






WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

February 28, 1997 and February 23, 1996
---------------------------------------


ASSETS
------
                                                 1997         1996
Current Assets:                              -----------  -----------
  Cash and cash equivalents                  $ 2,424,982  $   430,311
  Marketable equity securities
   (at fair value; cost of:
   1997 - $155,768 and 1996 - $140,555)          171,910      148,997
  Accounts receivable, net:
    Trade and others (notes 2 and 6)           3,206,256    3,341,871
    Related party (notes 2 and 19)               254,744      484,951
  Current portion of notes receivable, net:
    Related party (notes 2 and 19)               563,644      772,329
    Other (note 2)                               409,996      639,692
  Inventories (notes 3 and 6)                  6,210,990    5,553,641
  Prepaid expenses and other                     371,267      486,128
  Deferred income taxes (note 10)                454,259      518,490
                                             -----------  -----------
     Total current assets                     14,068,048   12,376,410
                                             -----------  -----------

Property, Plant and Equipment,
  net (notes 4 and 7)                         22,952,785   25,288,033
                                             -----------  -----------

Other Assets:
  Properties held for sale (notes 5 and 7) 3,277,670 1,569,752 Excess of cost over fair value of net assets of businesses acquired,
    net (note 14)                                628,186      662,321
  Noncurrent notes receivable (note 2)           470,345      204,941
  Noncurrent related party notes receivable
    (notes 2 and 19)                             963,117      515,944
  Investment in affiliates (note 16)             374,533      381,533
  Investment in restricted equity
    securities (notes 16  and 19)                             242,050
  Other                                          391,916      393,390
                                             -----------  -----------
  Total other assets                           6,105,767    3,969,931
                                             -----------  -----------

  Total assets                               $43,126,600  $41,634,374
                                             ===========  ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
                                                 1997         1996
                                             -----------  -----------

Current Liabilities:
  Notes payable-bank (note 6)                $ 4,027,776  $ 4,000,000
   Current installments of long-term
    debt (note 7)                              1,297,792    2,030,953
  Trade accounts payable                       2,879,309    2,810,229
  Other accrued liabilities (note 9)           2,962,471    2,550,872
                                             -----------  -----------

     Total  current liabilities               11,167,348   11,392,054


Deferred franchise fees                                         5,000
Deferred income taxes (note 10)                1,247,504      903,639
Long-term debt, excluding current
  installments (note 7)                       12,422,150   12,890,060
                                             -----------  -----------
     Total liabilities                        24,837,002   25,190,753
                                             -----------  -----------

Commitments and Contingencies (notes 11 and 17)


Shareholders' Equity (notes 7, 13, and 20):
 Preferred stock - par value $.10,
   authorized 2,500,000 shares; no shares
   issued
 Common stock - par value $1, authorized
   10,000,000 shares; issued:
   1997 - 2,919,088 and 1996 - 2,760,338
   shares                                      2,919,088    2,760,338
  Capital in excess of par value               7,141,097    6,579,347
  Unrealized gain on securities available
    for sale                                      10,059        5,278
  Retained earnings                            8,219,354    7,098,658
                                             -----------  -----------
     Total shareholders' equity               18,289,598   16,443,621
                                             -----------  -----------
     Total liabilities and
       shareholders' equity                  $43,126,600  $41,634,374
                                             ===========  ===========

 See accompanying notes to consolidated financial statements





 WSMP, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 Fiscal Years Ended February 28, 1997, February 23, 1996
 -------------------------------------------------------
   and February 24, 1995
   ---------------------

                                                                                    Unrealized
                                                                                    Gain (Loss)
                                                                     Capital in    on Securities
                                                       Common        Excess of       Available       Retained
                                                       Stock         Par Value        For Sale       Earnings
                                                   -------------   -------------   -------------   -------------
 Balance at February 25, 1994                      $   2,133,489   $   6,419,972                   $   8,030,604

 Net earnings                                                                                          1,096,670
 Common stock purchased and
   retired (5,000 shares) (note 20)                       (5,000)        (30,625)
 Five-for-four stock split effected in the form of
   a 25% stock dividend (note 20):
     Shares issued                                       531,849                                        (531,849)
     Fractional shares payable in cash                                                                    (1,778)
 Unrealized loss on securities available for
    sale                                                                           $      (5,214)
                                                   -------------   -------------   -------------   -------------
 Balance at February 24, 1995                          2,660,338       6,389,347          (5,214)      8,593,647


 Net loss                                                                                             (1,494,989)
 Common stock options exercised (100,000
   shares) (note 13)                                     100,000         190,000
 Unrealized gain on securities available for
   sale                                                                                   10,492
                                                   -------------   -------------   -------------   -------------

 Balance at February 23, 1996                          2,760,338       6,579,347           5,278       7,098,658

 Net earnings                                                                                          1,120,696
 Common stock options exercised (158,750
   shares) (note 13)                                     158,750         561,750
 Unrealized gain on securities available for
   sale                                                                                    4,781
                                                   -------------   -------------   -------------   -------------

 Balance at February 28, 1997                      $   2,919,088   $   7,141,097   $      10,059   $   8,219,354
                                                   =============   =============   =============   =============

See accompanying notes to consolidated financial statements.



WSMP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended February 28, 1997, February 23, 1996
-------------------------------------------------------
  and February 24, 1995
  ---------------------
                                                                  1997          1996          1995
                                                              -------------   -----------   -----------
Cash Flows From Operating Activities:
  Net earnings (loss)                                          $ 1,120,696   $(1,494,989)  $ 1,096,670
                                                              -------------   -----------   -----------
  Adjustments to reconcile net earnings (loss) to net cash
    provided by (used in) operating activities:
  Extraordinary gain on extinguishment of debt
    (before effect of income taxes) (note 7)                      (665,646)
  Net gain of sale of restricted equity securities to
    related party                                                 (541,831)
  Depreciation and amortization                                  2,624,490     2,715,271     2,878,624
  Depreciation of properties leased to others                      293,894       282,104       379,599
  Deferred income taxes                                            405,177    (1,111,502)      (78,333)
  Net gain on disposition of assets (net of write-downs)          (758,646)     (220,199)     (940,091)
  Provision for losses on receivables                              223,358       216,039       430,128
  Equity in loss (earnings) of affiliates                          107,000       338,366      (115,000)
  Other non-cash adjustments to earnings                          (183,475)      152,598       (90,679)
  Changes in operating assets and liabilities (net of
     effects from purchase of restaurant companies)
     providing (using) cash:
      Receivables                                                  335,383        49,830      (848,883)
      Inventories                                                 (657,349)     (427,306)     (627,401)
      Income taxes refundable, prepaid expenses
         and other assets                                          114,862      (247,472)       (4,598)
      Trade accounts payable                                        69,080      (206,547)   (1,396,535)
      Other accrued liabilities                                    371,599      (262,280)      113,428
                                                              -------------   -----------   -----------
         Total adjustments                                       1,737,896     1,278,902      (299,741)
                                                              -------------   -----------   -----------
  Net cash provided by (used in ) operating activities           2,858,592      (216,087)      796,929
                                                              -------------   -----------   -----------
Cash Flows From Investing Activities:
  Capital expenditures to related parties                         (416,415)     (325,210)     (386,359)
  Capital expenditures - other                                  (2,232,688)   (1,278,677)     (807,489)
  Proceeds from sale of assets to related parties                1,013,388     1,079,955       623,734
  Proceeds from sales of assets to others                        1,208,447     2,087,983     3,082,789
  Deposits, net of refunds                                          47,942      (121,554)      (12,581)
  Decrease (increase) in marketable equity securities              (15,213)      (11,425)       36,528
  Decrease in related party notes receivable                       289,913       203,874       417,574
  Decrease (increase) in other notes receivable                    220,164       287,897        (1,635)
  Other investing activities, net                                  (92,322)     (175,539)     (292,251)
                                                              -------------  ------------   -----------
  Net cash provided by investing activities                         23,216     1,747,304     2,660,310
                                                              -------------  ------------   -----------

Cash Flows From Financing Activities:
  Net proceeds (repayments) under short-term
    borrowing agreements                                            27,776     1,000,000      (375,000)
  Proceeds from issuance of long-term debt                       8,125,000        85,000       250,000
  Principal payments on long-term debt                          (9,760,413)   (3,916,026)   (3,364,013)
  Cash restricted for secured letter of
    credit (note 17)                                                             500,000      (500,000)
  Proceeds from exercise of stock options                          720,500       290,000
  Acquisition of treasury stock                                                                (35,625)
                                                              -------------  ------------   -----------
  Net cash used in financing activities                           (887,137)   (2,041,026)   (4,024,638)
                                                              -------------  ------------   -----------

Net increase (decrease) in cash and cash equivalents             1,994,671      (509,809)     (567,399)

Cash and cash equivalents at beginning of year                     430,311       940,120     1,507,519
                                                              -------------  ------------   -----------

Cash and cash equivalents at end of year                      $  2,424,982   $   430,311   $   940,120
                                                              =============  ============   ===========

See accompanying notes to consolidated financial statements.





 WSMP, INC. AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Fiscal Years Ended February 28, 1997, February 23, 1996, and February 24, 1995
 ------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of WSMP, Inc. and subsidiaries (the Company) in which it has an ownership percentage greater than 50%. These subsidiaries, all of which are 100% owned, unless otherwise indicated, are as follows:

   Brunswick Assoc., Inc.         Price Food Systems, LLC (80%)
   D&S Foods, LLC (60%)           Prime Sirloin, Inc.
   Elloree Foods, Inc.            Seven Stars, Inc.
   Georgia WSMP, Inc.             South Carolina WSMP, Inc.
   Greenville Food Systems, Inc.  St. Augustine Foods, Inc. (80%)
   Kentucky WSMP, Inc.            Sunshine WSMP, Inc.
   Matthews Prime Sirloin, Inc.   Tennessee WSMP, Inc.
   Naples Foods, Inc. (55%)       Virginia WSMP, Inc.


 All significant intercompany accounts and transactions are eliminated in consolidation.

      FINANCIAL STATEMENT PRESENTATION - Financial statements for fiscal 1996 and 1995 have been reclassified, where applicable, to conform to the financial statement presentations used in fiscal 1997.

      FISCAL YEAR - The Company's fiscal year ends on the last Friday in
 February.  Fiscal year 1997 represents a fifty-three week period.   Fiscal
 years 1996 and 1995 represent fifty-two week periods.

      CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

      INVESTMENTS - The Company classifies its investments in debt and equity
 securities as available-for-sale.   Securities classified as available-for-
 sale are carried at fair market value with unrealized gains and losses excluded from earnings but shown as a separate component of shareholders' equity. All investments of the Company are comprised of marketable equity
 securities held in broker managed accounts.   Realized and unrealized gains
 and losses on investments were not significant in fiscal 1997, 1996 and 1995.

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

 The Company evaluates its long-lived assets used in operations for indicators of impairment and, if found, calculates the undiscounted cash flows estimated to be generated by those assets. If the cash flows are less than the assets' carrying amount, the Company records an impairment loss for the difference between the carrying amount and estimated fair value. See Note 5 with regard to assets to be disposed of.

      INTANGIBLE ASSETS - The excess of cost over fair value of net assets of businesses acquired is being amortized on the straight-line method over periods of fifteen and forty years ($162,113 over fifteen years and $933,100 over forty years as of February 28, 1997).

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

      ADVERTISING COSTS - The Company expenses advertising costs as incurred. Advertising expense for fiscal 1997, fiscal 1996 and fiscal 1995 was $2,268,677, $2,183,076 and $2,175,206, respectively.

      PREOPENING EXPENSES - Preopening expenses associated with new restaurant openings are expensed as incurred.

      INCOME TAXES - Income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the asset and liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rate applicable to the years when such differences are scheduled to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

      FRANCHISE, ROYALTY AND OTHER FEES - Initial franchise fees are recognized as revenue when substantially all of the services required of the Company by the franchise agreement have been performed, which is generally the date the franchised unit opens. Area franchise development fees are not recognized until the developer exercises his option and opens a restaurant pursuant to the area development agreement. At the time the Company has substantially performed all obligations for initial service relating to the restaurant, the Company recognizes the prorata portion of the fee allocated to the option to develop that particular restaurant. Royalty and other fees are accrued as earned based on franchisees' sales.

      EARNINGS PER SHARE - Earnings per share is based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. Common equivalent shares relate to outstanding stock options. The weighted average number of shares used in the calculation of earnings per common and common equivalent shares are 3,091,063 in fiscal 1997, 2,729,517 in fiscal 1996 and 2,879,021 in fiscal 1995. The weighted average number of shares used in the calculation of earnings per common share - assuming full dilution are 3,228,800 in fiscal 1997, 2,729,517 in fiscal 1996 and 2,953,286 in fiscal 1995.

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


NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE:

     Accounts and notes receivable are comprised of the following:

                                                   1997          1996
                                                -----------   -----------
Accounts receivable:
 Trade accounts receivable (less allowance
   for doubtful receivables of $35,000 in
   1997 and $55,000 in 1996)                    $ 2,958,263   $ 3,020,818
 Accounts receivable - franchisees (less
   allowance for doubtful receivables of
   $20,215 in 1997 and $252,814 in 1996)            247,993       321,053
 Accounts receivable - related parties (less
   allowance for doubtful receivables of
   $62,500 in 1996) (See note 19)                   254,744       484,951
                                                -----------   -----------
   Total accounts receivable, net               $ 3,461,000   $ 3,826,822
                                                ===========   ===========

Notes receivable - related parties; interest
  rates 4.5% to 12% (See note 19)               $ 1,526,761   $ 1,288,273
Less current portion                                563,644       772,329
                                                -----------   -----------
  Noncurrent related parties notes receivable   $   963,117   $   515,944
                                                ===========   ===========

Notes receivable - other: interest rates 6%
  to 12% (less allowance for doubtful
  receivables of $58,323 in 1997 and $216,693
  in 1996)                                      $   880,341   $   844,633
Less current portion                                409,996       639,692
                                                -----------   -----------
  Noncurrent notes receivable                   $   470,345   $   204,941
                                                ===========   ===========

 Noncurrent notes receivable have maturities ranging from 1997 to 2004.

 Trade accounts receivable are generated by sales of the food processing segment and have terms ranging between fourteen and thirty days. A concentration of receivables exists relating to one Bakery customer which accounted for 61.4% and 57.5% of the food processing segment sales in fiscal 1997 and 1996, respectively. Receivables from this customer totaled $1,392,622 and $1,366,216 and represent 46.5% and 44.4% of the total at February 28, 1997 and at February 23, 1996, respectively.

 An analysis of the allowance for doubtful notes and accounts receivable is as follows:

                  Balance at    Additions Charged
 Fiscal Year      Beginning       to Costs and          (1)          Balance at
   Ended           of Year          Expenses         Deductions      End of Year
-------------   -------------   -----------------   -------------   ------------
   1997          $   587,007       $   223,358       $   696,827     $   113,538
   1996          $   542,000       $   216,039       $   171,032     $   587,007
   1995          $   440,000       $   430,128       $   328,128     $   542,000

(1) Uncollectible receivables charged against the allowance.


NOTE 3 - INVENTORIES:

 A summary of inventories, by major classification, follows:

                                           1997          1996
                                       -----------   -----------

    Hams in curing process             $ 1,734,178   $ 1,326,420
    Other food (includes cured hams)     2,716,670     2,818,418
    Supplies                             1,760,142     1,408,803
                                       -----------   -----------

      Totals                           $ 6,210,990   $ 5,553,641
                                       ===========   ===========



NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

     The major components of property, plant and equipment are as follows:

                                         Estimated
                                        Useful Life       1997          1996
                                        -----------   -----------   -----------
     Land                                             $ 4,182,979   $ 5,204,997
     Land improvements                   10 years       1,095,487     1,378,849
     Buildings                           20-40 years   15,145,307    16,523,205
     Leasehold improvements              5-20 years     1,461,722     1,274,897
     Machinery and equipment             5-15 years    16,279,383    15,650,598
     Machinery and equipment
           under capital leases          5-15 years       972,939     1,065,925
     Furniture and fixtures              5-10 years     3,838,556     3,946,543
     Automotive equipment                2-5 years        597,586       626,492
     Construction in progress                              22,791       313,110
                                                      -----------   -----------
       Totals                                          43,596,750    45,984,616
     Less accumulated depreciation                     20,643,965    20,696,583
                                                      -----------   -----------
       Property, plant and equipment, net             $22,952,785   $25,288,033
                                                      ===========   ===========

       Depreciation and amortization expense of property, plant and equipment was $2,874,250, $2,960,325 and $3,198,638 for fiscal 1997, 1996 and 1995, respectively. Accumulated depreciation applicable to property under capital leases was $105,355, $544,391 and $445,066 for fiscal 1997, 1996 and 1995, respectively. Approximately $5,998 in interest costs were capitalized in fiscal 1996. No interest costs were capitalized in fiscal 1997 and 1995.


NOTE 5 - PROPERTIES HELD FOR SALE:

      During fiscal 1991, the Company began a restructuring of its owned restaurant operations to improve profitability by, among other things, updating restaurant formats and disposing of less profitable stores. As a result of this restructuring, the Company has closed various stores and transferred the related real properties, in addition to certain undeveloped land holdings, from the classification of property, plant and equipment to other assets as properties held for sale. The Company is selling these properties as reasonable purchase offers are received. At February 28, 1997, the Company had $3,277,670 in properties held for sale. These properties are being carried at their estimated fair value less estimated selling costs.


NOTE 6 - SHORT -TERM NOTES PAYABLE:

      On November 22, 1996, the Company entered into an agreement with a bank to provide a $6,000,000 revolving credit facility which replaced the existing $4,000,000 line of credit with another bank. This credit facility is secured by a lien upon the Company's manufacturing inventory and receivables (approximately $8,461,000 in the aggregate) and expires on November 22, 1998. At February 28, 1997, $4,027,776 was outstanding under this facility.

      The weighted average interest rate on short-term borrowings was 8.77% and 9.36% at February 28, 1997 and February 23, 1996, respectively.



NOTE 7 - LONG-TERM DEBT:

   Long-term debt is comprised of the following:

                                                       1997          1996
                                                   -----------   -----------
    10.0% Senior Notes payable to
      insurance companies                                        $ 9,062,249
    Variable rate Industrial Revenue Bonds
      maturing in 2005                             $ 2,845,000     3,175,000
    Prime plus 1% bank note maturing 2002            4,979,808
    Prime plus 1% bank note maturing 1998            1,900,000
    Prime plus 1/2% to 11/2% notes
      payable to banks maturing 1998 to 2012         1,043,278       718,490
    4.5% Settlement Notes maturing in 1998
      (see note 19)                                    430,000       610,000
    6.0% to 11.0% other notes payable
      maturing 1998 to 2005                          1,666,301       980,771
    9.25% to 11.5% capitalized lease obligations
      maturing in 1998 to 2004 (see note 11)           855,555       374,503
                                                   -----------   -----------

      Total long-term debt                          13,719,942    14,921,013

      Less current installments                      1,297,792     2,030,953
                                                   -----------   -----------
      Long-term debt, excluding current
        installments                               $12,422,150   $12,890,060
                                                   ===========   ===========


      The applicable prime interest rate at February 28, 1997 was 8.25%. The variable rate payable on the Industrial Revenue Bonds at February 28, 1997 was 3.44%. At February 28, 1997, the net book value of the Company's property, plant and equipment and properties held for sale pledged as collateral under the above obligations was $21,301,185.

      During fiscal 1997, the Company replaced its Senior Note obligations which were scheduled to mature on October 1, 1997, with long-term note agreements with two banks. One of the agreements provides financing in the amount of $5 million at a rate of prime plus 1% for a five year term with principal payments to be made on a ten year amortization basis with a final balloon payment on January 15, 2002. The second agreement provides financing of $1.9 million at a rate of prime plus 1% and is payable on December 30, 1998. The notes are collateralized by deeds of trusts on certain real property which previously collateralized the Senior Note obligations. In addition, the Company is required to meet certain financial requirements regarding tangible net worth, working capital, debt ratio and ratio of interest coverage.

      During fiscal 1997, the Company recognized an extraordinary gain of $414,784, net of income taxes of $250,862, on the early extinguishment of debt. The two major life insurance companies which held the Senior Notes agreed to a discount totaling $787,651 upon the early retirement of this debt. In addition, as part of this refinancing, the Company wrote-off unamortized loan costs relating to the Senior Notes totaling $73,208. Also during fiscal 1997, the Company incurred a prepayment penalty totaling $48,797 upon the early payment of an SBA loan which was secured by a restaurant property which was sold during the year.

      At February 28, 1997, the Company was not in compliance with certain covenants relating to the Industrial Revenue Bonds and the newly acquired term bank debt. These violations relate to the maximum amount of new debt which can be incurred during a fiscal year. The Company has received waivers of these violations from its lenders.


      Long-term debt maturities, including capital leases (note 11), subsequent to February 28, 1997 are as follows:

            Fiscal Year Ending             Amount
            ------------------          -----------
                  1998                  $ 1,297,792
                  1999                    4,069,566
                  2000                    1,134,472
                  2001                    1,172,281
                  2002                    3,997,126
                Later years               2,048,705
                                        -----------
                  Total                 $13,719,942
                                        ===========


NOTE 8 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:

      The estimated fair values of the financial instruments listed below have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                             February 28, 1997
                                         ------------------------
                                          Carrying
                                           Amount     Fair Value
                                         -----------  -----------
      Assets:
        Cash and Cash Equivalents        $ 2,424,982  $ 2,424,982
        Marketable Equity Securities         171,910      171,910
        Accounts Receivable                3,461,000    3,461,000
        Notes Receivable                   2,407,102    2,524,859
      Liabilities:
        Accounts Payable                   2,879,309    2,879,309
        Short-Term Debt                    4,027,776    4,027,776
        Long-Term Debt (excluding
          capital leases)                 12,864,387   12,854,189



                                             February 23, 1996
                                         ------------------------
                                          Carrying
                                           Amount     Fair Value
                                         -----------  -----------
      Assets:
        Cash and Cash Equivalents        $   430,311  $   430,311
        Marketable Equity Securities         148,997      148,997
        Accounts Receivable                3,826,822    3,826,822
        Notes Receivable                   2,132,906    2,047,913
        Restricted Equity Securities         242,050      720,891
      Liabilities:
        Accounts Payable                   2,810,229    2,810,229
        Short-Term Debt                    4,000,000    4,000,000
        Long-Term Debt (excluding
          capital leases)                 14,546,510   14,488,742


       The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt are a reasonable estimate of their fair value.

      Marketable equity securities are classified as available for sale and carried at their fair value.

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

     Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments using discounted cash flows.



NOTE 9 - OTHER ACCRUED LIABILITIES:

 Other accrued liabilities are as follows:

                                           1997          1996
                                       -----------   -----------
     Accrued salaries and wages        $   520,388   $   650,407
     Accrued insurance claims              710,657       644,180
     Taxes, other than income              426,337       323,059
     Accrued interest                       19,717        85,297
     Gift certificates outstanding         304,185       331,955
     Other                                 981,187       515,974
                                       -----------   -----------
     Totals                            $ 2,962,471   $ 2,550,872
                                       ===========   ===========


NOTE 10 - INCOME TAXES:

The provision for income taxes (benefit) is summarized as follows:

                               1997          1996          1995
                           -----------   -----------   -----------
Current:
 Federal                   $    25,616   $  (135,072)  $   421,663
 State                          34,785        30,229        68,401
                           -----------   -----------   -----------
   Total current                60,401      (104,843)      490,064
                           -----------   -----------   -----------

Deferred:
 Federal                       377,569      (916,840)     (102,544)
 State                          27,608      (194,662)       24,211
                           -----------   -----------   -----------
   Total deferred              405,177    (1,111,502)      (78,333)
                           -----------   -----------   -----------

 Total provision for
    income taxes (benefit) $   465,578   $(1,216,345)  $   411,731
                           ===========   ===========   ===========


     Actual provisions for income tax expense (benefit) are different from amounts computed by applying a statutory federal income tax rate to earnings
(loss) before income taxes. The computed amount is reconciled to total income tax expense (benefit) as follows:

                                               1997                      1996                      1995
                                      ------------------------   ------------------------   ------------------------
                                                      Percent                    Percent                    Percent
                                                     of Pretax                  of Pretax                  of Pretax
                                         Amount      Earnings       Amount        Loss         Amount      Earnings
                                      -----------   ----------   -----------   ----------   -----------   ----------
Computed tax (benefit) at statutory
 rate                                 $   398,307       34.0     $  (921,854)     (34.0)    $   512,856       34.0
Tax effect resulting from:
State income taxes
 net of federal tax benefit                26,826        2.3        (141,481)      (5.2)         92,584        6.1
New general
 business credits (net)                   (21,285)      (1.8)        (96,867)      (3.6)       (110,308)      (7.3)
Permanent differences                      32,548        2.8           9,978         .4          (8,992)       (.6)
Tax benefit of pre-acquisition
 (SRLY) losses utilized                                              (22,390)       (.8)        (82,307)      (5.4)
Other                                      29,182        2.4         (43,731)      (1.6)          7,898         .5
                                      -----------   ----------   -----------   ----------   -----------   ----------
Provision for income taxes (benefit)  $   465,578       39.7     $(1,216,345)     (44.8)    $   411,731       27.3
                                      ===========   ==========   ===========   ==========   ===========   ==========

     The approximate tax effect of each type of temporary difference and carryforward that gave rise to the Company's deferred income tax assets and liabilities for fiscal 1997 and 1996:




                                                  1997                                      1996
                                ---------------------------------------   ---------------------------------------
                                  Assets      Liabilities      Total        Assets      Liabilities      Total
                                -----------   -----------   -----------   -----------   -----------   -----------
Current:
Allowance for doubtful
  receivables                   $    42,789                 $    42,789   $   219,994                 $   219,994
Inventory                            67,226                      67,226        59,904                      59,904
Accrued promotional
  expense                            67,836                      67,836         9,788                       9,788
Accrued bonus                                                                  13,701                      13,701
Accrued vacation pay                 51,254                      51,254        46,847                      46,847
Reserve for returns                  60,299                      60,299        56,216                      56,216
Installment sales                             $   (93,748)      (93,748)                $  (133,704)     (133,704)
Unrealized gain on securities
  available-for-sale                               (6,083)       (6,083)                     (3,164)       (3,164)
State loss carryforward             139,686                     139,686       123,908                     123,908
General business
  credit carryforward               125,000                     125,000       125,000                     125,000
                                -----------   -----------   -----------   -----------   -----------   -----------
Total current                   $   554,090   $   (99,831)  $   454,259   $   655,358   $  (136,868)  $   518,490
                                ===========   ===========   ===========   ===========   ===========   ===========


                                                  1997                                      1996
                                ---------------------------------------   ---------------------------------------
                                  Assets      Liabilities      Total        Assets      Liabilities      Total
                                -----------   -----------   -----------   -----------   -----------   -----------
Noncurrent:
Property, plant and
  equipment                                   $(1,781,168)  $(1,781,168)                $(1,806,103)  $(1,806,103)
Writedown of property
  held for sale                 $    54,646                      54,646   $    54,342                      54,342
Earnings in
  unconsolidated
  subsidiaries                                    (21,105)      (21,105)      175,156                     175,156
Restricted marketable
  equity securities                                                            58,269                      58,269
Deferred franchise fees                                                         1,874                       1,874
General business credit
  carryforward                      206,351                     206,351       365,732                     365,732
Alternative minimum
  tax credit carryforward           293,771                     293,771       247,092                     247,092
Federal loss
  carryforward                      107,668                     107,668        45,033                      45,033
Pre-acquisition (SRLY)
  loss carryforward                  57,184                      57,184        89,544                      89,544
State loss carryforward             335,800                     335,800       393,162                     393,162
Less valuation allowance           (500,651)                   (500,651)     (527,740)                   (527,740)
                                -----------   -----------   -----------   -----------   -----------   -----------
Total noncurrent                $   554,769   $(1,802,273)  $(1,247,504)  $   902,464   $(1,806,103)  $  (903,639)
                                ===========   ===========   ===========   ===========   ===========   ===========

Total current and
  noncurrent                    $ 1,108,859   $(1,902,104)  $  (793,245)  $ 1,557,822   $(1,942,971)  $  (385,149)
                                ===========   ===========   ===========   ===========   ===========   ===========



      As of February 28, 1997, operating loss carryovers of approximately $7,600,000 are available to offset future taxable income in various states. The carryover periods range from five to fifteen years which will result in expirations of varying amounts beginning in fiscal 1998 and continuing through fiscal 2012.

      Various credits and loss carryforwards also exist to offset future federal income taxes. As of February 28, 1997, alternative minimum tax credit carryovers are approximately $294,000 and general business credit carryforwards are approximately $331,000. The general business credits will expire in varying amounts beginning in fiscal 2007. In addition, pre-acquisition (SRLY) loss carryforwards of approximately $57,200 are available to offset future taxable income of certain consolidated subsidiaries and expire in varying amounts beginning in fiscal 2002.


NOTE 11 - LEASED PROPERTIES:

      Six of the Company's restaurant locations are operated in leased premises. The related leases are classified as operating leases and their terms are effective for varying periods until 2007, except for one lease for land which expires in 2022. Most contain terms that provide for a modest increase in rental payments at specified intervals within the lease term.

      As of February 28, 1997, future minimum rental payments required under these leases and under capital leases, which are for machinery and equipment, are summarized as follows:

                           Operating Leases
                 ------------------------------------
                               Minimum
Fiscal Year       Minimum      Sublease                   Capital
Ending            Payments     Receipts      Total        Leases       Total
-----------      ----------   ----------   ----------   ----------   ----------
1998             $  764,902   $  199,760   $  565,142   $  267,901   $  833,043
1999                759,510      199,760      559,750      263,526      823,276
2000                616,620      199,760      416,860      215,401      632,261
2001                417,921      169,000      248,921      175,521      424,442
2002                382,300      169,000      213,300       73,407      286,707
2003-2007         1,607,583      760,583      847,000       92,378      939,378
2008-2012           150,000                   150,000                   150,000
2013-2017            60,000                    60,000                    60,000
Later years          70,150                    70,150                    70,150
                 ----------   ----------   ----------   ----------   ----------
Total minimum
 lease payments  $4,828,986   $1,697,863   $3,131,123    1,088,134   $4,219,257
                 ==========   ==========   ==========                ==========

Less amount representing interest                          232,579
                                                        ----------
Present value of minimum lease
 payments under capital leases (see note 7)             $  855,555
                                                        ==========

Rental expenses charged to earnings are as follows:

                 `           1997          1996          1995
                         -----------   -----------   -----------
Real estate              $   826,029   $   923,442   $ 1,061,057
Less sublease rentals       (199,760)     (202,760)     (227,148)
Equipment                    290,312       211,349       196,673
                         -----------   -----------   -----------
Totals                   $   916,581   $   932,031   $ 1,030,582
                         ===========   ===========   ===========


 NOTE 12 - EMPLOYEE BENEFITS:

      On March 1, 1994, the Company established an employee stock purchase plan through which employees, after meeting minimum eligibility requirements, may contribute up to 10% of their base earnings toward the purchase of the Company's common stock. The plan provides that the Company will make matching contributions of 25% of the employee's contribution. Participation in the plan is voluntary and all contributions of the Company are funded monthly and vest immediately. The Company's contributions to the plan totaled $12,569, $17,046 and $10,091 in fiscal 1997, 1996 and 1995, respectively. The Company also maintains a 401-k Retirement Plan for its employees. The Plan provides that the Company will make a matching contribution of up to 25% of an employee's voluntary contribution, limited to the lesser of 8% of that employee's annual compensation or $9,500 for fiscal 1997. The Company's contributions to this Plan were $77,132, $71,340 and $67,869 in fiscal 1997, 1996 and 1995, respectively. The Company also provides employee health insurance benefits under a 501-c(9) trust arrangement. These benefits are partially self-funded by the Company. The Company has $45,000 per claim and $1,000,000 annual aggregate stop loss coverage on group medical claims with an insurance carrier. A third-party administrator handles all claims. Company contributions to this plan were $434,648, $466,116 and $388,488 in fiscal 1997, 1996 and 1995, respectively.
 Certain officers of the Company are trustees of the stock purchase plan, the retirement plan and the employee health plan.

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

      A summary of the changes in shares under option and the weighted-average exercise prices for both Plans follows. The number of shares and exercise prices give retroactive recognition of the five-for-four stock split, effected in the form of a stock dividend declared in 1995.


                                                Incentive Stock             Special Stock
                                                  Option Plan                Option Plan
                                            -----------------------    -----------------------
                                                           Weighted                   Weighted
                                                           Average                    Average
                                                           Exercise                   Exercise
                                                Shares      Price          Shares      Price
                                             -----------  ---------     -----------  ---------
  Balance at February 25, 1994                 125,000     $ 2.90         562,500      $ 3.41
     Cancelled                                 (12,500)    $ 2.90
     Issued                                    196,875     $ 4.82
                                            -----------                 -----------
  Balance at February 24, 1995                 309,375     $ 4.12          562,500     $ 3.41
     Cancelled                                 (12,500)    $ 2.90
     Exercised                                (100,000)    $ 2.90
                                            -----------                 -----------
  Balance at February 23, 1996                 196,875     $ 4.82          562,500     $ 3.41
     Cancelled                                 (10,000)    $ 5.20
     Issued                                     50,000     $ 5.88           50,000     $ 5.88
     Exercised                                 (33,750)    $ 4.31         (125,000)    $ 4.60
                                            -----------                  -----------
  Balance at February 28, 1997                 203,125     $ 5.14          487,500     $ 3.36
                                            ===========                  ===========

  Exercisable at February 28, 1997              42,500     $ 5.20          487,500     $ 3.36
                                            ===========                  ===========


      A summary of the range of exercise prices and weighted average remaining life for options outstanding under each Plan at February 28, 1997 is as follows:

                                                                  Average
                                    Exercise       Shares        Remaining
                                      Price      Outstanding        Life
                                    ----------   -----------     ----------
      Special Stock Option Plan:     $ 2.90        187,500        46 months
                                     $ 3.20        250,000        56 months
                                     $ 5.88         50,000       112 months

      Incentive Stock Option Plan:   $ 4.00         37,500        87 months
                                     $ 5.20        115,625        96 months
                                     $ 5.88         50,000       112 months



      The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock-based compensation relating to options granted in fiscal 1997 since the option price of the stock approximated the fair market value on the date of grant. No stock options were granted in fiscal 1996. Had compensation for fiscal 1997 stock options granted been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per common share amounts for Fiscal 1997 would approximate the following proforma amounts:


                                                       As Reported     Proforma
                                                      ------------   -----------
    Net Earnings                                      $ 1,120,696     $ 987,172
    Earnings per Common & Common Equivalent Share     $       .36     $     .32
    Earnings per Common Share - Assuming              $       .35     $     .31
      Full Dilution


      The fair value of each option granted during Fiscal 1997 is estimated as $3.90 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 44.2%; no expected dividend yield; risk-free interest rate of 6.65%; and and expected life of six years. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts.


NOTE 14 - OTHER INFORMATION:

  Accumulated amortization of intangible assets is as follows:

                                                      1997        1996
                                                   ---------   ---------
     Excess of cost over fair value of net
        assets of businesses acquired             $ 467,028   $ 432,892



NOTE 15 - LINES OF BUSINESS:

 The Company operates in three principal lines of business. Segment information is presented as follows:


                                       1997                   1996                   1995
                               --------------------   --------------------   --------------------
                                  Amount    Percent      Amount    Percent      Amount    Percent
                               -----------  -------   -----------  -------   -----------  -------
Revenues:
 Restaurant operations         $26,454,848    30.1    $25,714,219    32.4    $28,895,738    30.7
 Food processing                58,872,627    67.1     51,085,716    64.3     62,563,395    66.5
 Restaurant franchising          2,682,732     3.1      2,856,284     3.6      2,868,199     3.0
                               -----------  -------   -----------  -------   -----------  -------
                                88,010,207   100.3     79,656,219   100.3     94,327,332   100.2
Elimination of inter-
  segment sales (1)               (257,134)    (.3)      (217,009)    (.3)      (227,359)    (.2)
                               -----------  -------   -----------  -------   -----------  -------
                               $87,753,073   100.0    $79,439,210   100.0    $94,099,973   100.0
                               ===========  =======   ===========  =======   ===========  =======

Operating profit:
 Restaurant operations         $ 2,877,253    45.1    $ 1,063,137    29.2    $ 1,649,443    23.4
 Food processing                 1,845,188    28.9        778,407    21.4      4,110,751    58.4
 Restaurant franchising          1,660,285    26.0      1,799,409    49.4      1,278,794    18.2
                               -----------  -------   -----------  -------   -----------  -------
                                 6,382,726   100.0      3,640,953   100.0      7,038,988   100.0
                                            =======                =======                =======

 Corporate expenses             (4,757,205)            (4,343,710)            (4,794,321)
 Other income                    1,368,308                  2,990              1,256,828
 Interest expense               (1,822,339)            (2,011,567)            (1,993,094)
                               -----------            -----------            -----------
 Earnings (loss) before
  income taxes and
  extraordinary item           $ 1,171,490            $(2,711,334)           $ 1,508,401
                               ===========            ===========            ===========

Identifiable assets:
 Restaurant operations         $12,421,474    28.8    $15,423,186    37.0    $18,115,517    38.8
 Food processing                22,094,616    51.2     18,809,910    45.2     19,646,658    42.0
 Restaurant franchising            611,816     1.4        608,775     1.5        688,049     1.5
 Corporate                       7,998,694    18.6      6,792,503    16.3      8,271,177    17.7
                               -----------  -------   -----------  -------   -----------  -------
                               $43,126,600   100.0    $41,634,374   100.0    $46,721,401   100.0
                               ===========  =======   ===========  =======   ===========  =======

Depreciation and amortization:
 Restaurant operations         $ 1,131,061    43.1    $ 1,228,662    45.3    $ 1,316,636    45.7
 Food processing                 1,259,365    48.0      1,256,931    46.3      1,314,001    45.7
 Restaurant franchising             37,149     1.4         38,079     1.4         38,082     1.3
 Corporate                         196,915     7.5        191,599     7.0        209,905     7.3
                               -----------  -------   -----------  -------   -----------  -------
                               $ 2,624,490   100.0    $ 2,715,271   100.0    $ 2,878,624   100.0
                               ===========  =======   ===========  =======   ===========  =======

Capital expenditures:
 Restaurant operations         $ 2,850,664    61.8    $   950,576    50.5    $   574,272    47.5
 Food processing                 1,573,575    34.1        774,615    41.1        368,497    30.5
 Restaurant franchising                                                           50,550     4.2
 Corporate                         185,287     4.1        157,337     8.4        214,876    17.8
                               -----------  -------   -----------  -------   -----------  -------
                               $ 4,609,526   100.0    $ 1,882,528   100.0    $ 1,208,195   100.0
                               ===========  =======   ===========  =======   ===========  =======

(1) Intersegment sales are recorded based on prevailing prices and relate solely to the food processing segment.


     During fiscal 1997, 1996 and 1995, a single customer of the Company's bakery products accounted for 61%, 57% and 63%, respectively, of the food processing segment sales and 41%, 37% and 42%, respectively, of the Company's total operating revenues.


NOTE 16 - INVESTMENT IN AFFILIATES:

     During fiscal 1997, 1996 and 1995, the Company maintained investments in several companies which operate Prime Sirloin restaurants, Sagebrush Steakhouse & Saloons, Mom `n' Pop's Buffet & Bakery restaurants, Western Steer Family Restaurants and Bennett's Smokehouse & Saloons. All of the companies are accounted for under the equity method. Names of these companies and percentages of ownership are as follows:


                                     Percentage Owned      Percentage Owned      Percentage Owned
                                   at February 28, 1997  at February 23, 1996  at February 24, 1995
                                   --------------------  --------------------  --------------------
Georgia Buffet Restaurants, Inc.           50%                   50%                   50%
Greenville Foods, Inc.                     ---                   50%                   50%
Knoxville Foods, Inc.                      ---                   ---                   50%
Primo Foods, Inc.                          50%                   50%                   50%
Sagebrush of Asheville, Inc.               ---                   ---                   50%
Sagebrush of Rock Hill, Inc.               ---                   ---                   50%
Spartanburg Foods, Inc.                    ---                   50%                   50%
Starke Foods, Inc.                         50%                   50%                   50%


Summarized financial information for the above companies is as follows:

                                  1997          1996          1995
                              -----------   -----------   -----------
    Current Assets            $   300,576   $   345,227   $   476,187
    Noncurrent Assets           1,419,930     2,222,646     2,181,774
    Current Liabilities           597,738     1,664,067     1,559,115
    Noncurrent Liabilities        415,371       185,017        76,577
    Operating Revenue           5,190,358     8,640,624     9,566,779
    Gross Profit                3,076,669     5,000,389     5,686,828
    Net Earnings (loss)            53,469      (828,279)      173,298

     Dividends received from these companies totaled $91,000 and $143,500 in fiscal 1996 and 1995, respectively. No dividends were received in fiscal 1997.

     At the beginning of fiscal 1996, the Company owned 50% of three corp-orations (Knoxville Foods, Inc., Sagebrush of Asheville, Inc. and Sagebrush of Rock Hill, Inc.) which operated Sagebrush Steakhouse and Saloon restaurants. In January 1996, a reorganization was effected for these corporations immediately prior to an initial public offering of common stock by Sagebrush, Inc. As part of this reorganization, the Company exchanged to Sagebrush, Inc. its shares of common stock in these three corporations for cash totaling $87,098 and 111,983 shares of Sagebrush, Inc., common stock. These shares of stock are designated restricted securities and their resale is subject to the conditions and limitations of Rule 144 of the Securities Act. This transaction was accounted for as a like-kind exchange and a gain of $59,648 was recognized based on the book value of the equity investments in the three 50% owned corporations at the transaction date, the total fair value of the stock and cash received, and the percentage of the total proceeds received in cash. The restricted shares of common stock in Sagebrush, Inc. are shown separately on the face of the balance sheet at February 23, 1996 as "Investment in restricted securities" and are carried at cost which represents the book value of the equity investment in the three corporations at the transaction date, adjusted for the cash proceeds received and the gain recognized on the transaction. These securities were sold during fiscal 1997 (see note 19).


NOTE 17 - COMMITMENTS AND CONTINGENCIES:

     On May 3, 1994, the Company guaranteed a loan obligation of one of its franchisees in an amount not to exceed $322,000. The loan is collateralized by certain restaurant equipment purchased by the franchisee.

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


NOTE 18 - SUPPLEMENTAL CASH FLOW INFORMATION:

 Cash paid for interest and income taxes is as follows:

                   1997          1996          1995
               -----------   -----------   -----------
 Interest      $ 1,887,919   $ 2,006,154   $ 2,004,431
               ===========   ===========   ===========
 Income taxes  $   414,666   $   207,171   $   673,500
               ===========   ===========   ===========

     The Company received accounts and notes receivable totaling $355,000, $1,198,392 and $385,537 from the sale of property, plant and equipment in fiscal 1997, 1996 and 1995, respectively.

     The Company acquired machinery and equipment totaling $694,298 and $278,641 through capital leases during fiscal 1997 and 1996, respectively. In fiscal 1997, the Company purchased a restaurant property by exchanging land with a book value of $260,236 and assuming a note payable in the amount of $527,695.

     Accounts receivable from certain franchisees totaling $84,762, $46,173 and $110,156 in fiscal 1997, 1996 and 1995, respectively, were converted to notes receivable.

     In fiscal 1996, the Company exchanged shares representing a 50% ownership interest in three unconsolidated subsidiaries which operate Sagebrush Steakhouse & Saloon restaurants to Sagebrush, Inc., for $87,098 and 111,983 shares of common stock of Sagebrush, Inc. (see Note 16). In fiscal 1997, the Company sold these shares of stock and received cash and a note receivable totaling $78,388 and $705,493, respectively (see Note 19).

     The Company transferred deposits to property, plant and equipment totaling $14,346 for fiscal 1995.

     In fiscal 1995, the Company executed a note payable and obtained a note receivable for $92,165 relating to the settlement of certain lawsuits with two franchisees.


NOTE 19 - TRANSACTIONS WITH RELATED PARTIES:

     Related party transactions during the fiscal years ended 1997, 1996 and 1995 arose in connection with the following relationships.

     Certain current and past officers, directors and principal shareholders of the Company have ownership interests in franchisee companies as well as an insurance company, a marketing services company and a travel agency which transact business with the Company. In addition, immediate family members of a director and principal shareholder have ownership interests in three companies from which the Company purchases restaurant equipment, furnishings and supplies.

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

     The Company has mutual leasing agreements with a partnership and corporations which include a principal shareholder. During fiscal 1995, a restaurant property was sold to a corporation which includes this principal shareholder at a price of $624,000 and the Company recognized a gain on the sale totaling $128,000. During fiscal 1997, a second restaurant property was sold to a corporation which includes this shareholder at a price of $785,000 and the Company recognized a gain on the sale totaling $252,000.

     During fiscal 1997, the Company sold a restaurant property to an individual who is an executive officer and principal shareholder of the Company at a sales price of $150,000, giving the Company a gain of $103,000.

     During fiscal 1996, the Company advanced $43,938 to the employee stock purchase plan to allow the plan to purchase 9,500 shares of the Company's common shares from an outside investor. This advance was repaid in fiscal 1997 as the plan received contributions and the shares were allocated to participant accounts.

     During fiscal 1997, the Company sold certain restricted equity securities to a corporation which is owned by two principal shareholders and executive officers of the Company for cash totaling $78,388 and an 8.5%, two year promissory note in the amount of $705,493. The promissory note is supported by personal guarantees received from the two principal shareholders and executive officers.

     During fiscal 1996, the Company sold certain secured promissory notes without recourse to an individual who is an executive officer and principal shareholder of the Company. Most of the notes were secured by purchase money mortgages and were generated through various sales of real estate. The notes, which had face values totaling $1,440,000, were sold without recourse and the Company received cash proceeds from the sale totaling $1,080,000.

     Litigation involving an unrelated party holding a security interest in the trade receivables of a bankrupt company, which was one of the Company's significant customers and vendors, was settled in May 1993. Under the terms of this settlement, the Company agreed to pay $1,200,000, comprised of an initial payment of $230,000 in 1993, four annual payments of $180,000 each on April 1 beginning in 1994 and a final payment of $250,000 on April 1, 1998. Interest on the unpaid principal balance is payable quarterly at 4.5%. Under the terms of a guaranty and hold harmless agreement with the Company's CEO, who was a former principal of the bankrupt company, the Company obtained unsecured promissory notes from the CEO in amounts sufficient to reimburse the Company for all payments of principal and interest required by the Settlement Agreement and to liquidate the net receivable and accrued interest thereon arising from the initial set-off discussed above. The terms of the promissory notes correspond to the payment terms stipulated by the Settlement Agreement. The Company's financial statements as of February 28, 1997 reflect both the remaining settlement liability of $430,000 and the related receivable.

     The Company's related party transactions are summarized as follows:

                                              1997         1996         1995
                                          -----------  -----------  -----------
  Franchise, royalty and other fees from
    related party franchisee companies    $   923,000  $ 1,079,000  $ 1,044,000
  Management services expense             $ 1,500,000  $ 1,500,000  $ 1,500,000
  Purchases of restaurant equipment,
    furnishings and construction          $   416,000  $   325,000  $   386,000
  Purchases of other services and
    supplies                              $   569,000  $   872,000  $   632,000
  Casualty insurance premiums             $ 1,113,000  $ 1,334,000  $ 1,066,000
  Sales of restaurant properties          $   935,000               $   624,000
  Sale of restricted equity securities    $   784,000
  Sale of notes receivable                             $ 1,080,000
  Income from leased properties           $    52,000  $    90,000  $    90,000
  Leasing of property                     $   206,000  $   224,000  $   334,000

     Related party accounts receivable arise in the ordinary course of business and relate to unpaid franchise, royalty and other fees as well as short-term advances to 50% owned affiliates. Notes receivable from related parties relate primarily to long-term advances to 50% owned affiliates, notes generated from the sales of assets to related parties, and the settlement notes from the Company's CEO. Related party receivables are as follows:

                                                 1997          1996
                                             -----------   -----------
  Accounts receivable                        $   254,744   $   484,951
  Notes receivable (interest rates ranging
    from 4.5% to 12%, payable over 1 to 5
    years)                                   $ 1,526,761   $ 1,288,273


NOTE 20 - CAPITAL STOCK:

     On February 22, 1995, the Board of Directors announced a five-for-four stock split effected in the form of a 25% stock dividend. In connection therewith, 531,849 shares of common stock and $1,778 for fractional shares were distributed on April 11, 1995 to shareholders of record as of March 15, 1995.

     During fiscal 1995, the Company acquired and retired 5,000 common shares at a cost of $35,625.

     The Company is authorized to issue 2,500,000 shares of preferred stock with a par value of ten cents ($.10) per share in one or more series. All rights and preferences of each series are to be established by the Company prior to issuance. There are no issues of this class of stock at February 28, 1997.


NOTE 21 - SUBSEQUENT EVENT

     On March 1, 1997, the Company acquired fourteen franchised restaurants from various corporations predominantly owned by a former executive officer of the Company for a total purchase price of $3,767,500 payable as follows: $500 in cash; $309,500 in assumed current liabilities; $645,000 in assumed long-term liabilities; $2,012,500 in common stock of the Company; and a two year 5% promissory note in the amount of $800,000. As part of this transaction, 223,611 shares of common stock were issued to the selling corporations.

     In addition, existing lease agreements for eleven of the restaurant properties were assigned to the Company. In addition, the Company signed new lease agreements on the remaining three properties. All of these leases are classified as operating leases and future minimum payments are as follows:
$864,000 in fiscal 1998; $777,000 in fiscal 1999; $586,000 in fiscal 2000;
$528,000 in fiscal 2001; $476,000 in fiscal 2002; and $1,486,000 subsquent to fiscal 2002.

     Also as part of this transaction, the former executive officer, who was also the single largest franchisee, entered into a fifteen year non-competition agreement with the Company in exchange for 98,750 shares of common stock.
These shares are restricted securities and their resale is subject to certain conditions.





WSMP, INC.

REPORT OF MANAGEMENT
--------------------

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


David R. Clark

David R. Clark
President and Chief Operating Officer



Matthew V. Hollifield

Matthew V. Hollifield
Vice President of Finance and Treasurer







INDEPENDENT AUDITORS' REPORT
----------------------------
Shareholders and Board of Directors
WSMP, Inc.
Claremont, North Carolina

We have audited the accompanying consolidated balance sheets of WSMP, Inc. and subsidiaries as of February 28, 1997 and February 23, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WSMP, Inc. and subsidiaries at February 28, 1997 and February 23, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 28, 1997 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP
Hickory, North Carolina



May 19, 1997






WSMP, INC. AND SUBSIDIARIES

Unaudited Quarterly Financial Data
----------------------------------

                                              Quarters Ended
                       --------------------------------------------------------
                       May 17,       August 9,      November 1,    February 28,
                       1996          1996           1996           1997 (1)
                       ------------  ------------   ------------   ------------
Operating revenues     $ 20,379,355  $ 19,363,153   $ 20,588,022   $ 27,422,543

Gross profit           $  3,021,892  $  2,621,951   $  2,745,387   $  3,758,963

Pretax earnings (loss) $    407,058  $     (2,748)  $    289,057   $    478,123

Provision for income
 tax                   $    159,159  $     (1,479)  $    110,652   $    197,246

Extraordinary gain
 (net of tax)                                                       $    414,784

Net earnings (loss)    $    247,899  $     (1,269)  $    178,405   $    695,661

Earnings (loss) per
 common and common
 equivalent share      $        .08  $       (.00)  $        .06   $        .22

Earnings (loss) per
 share-assuming
 full dilution         $        .08  $       (.00)  $        .06   $        .21


                                             Quarters Ended
                       --------------------------------------------------------
                         May 19,       August 11,    November 3,   February 23,
                          1995           1995           1995       1996 (1)(2)
                       -----------   ------------   ------------   ------------
Operating revenues     $18,312,533   $ 19,157,806   $ 18,549,843   $ 23,419,028

Gross profit           $ 2,786,850   $  2,496,076   $  2,724,357   $  1,912,202

Pretax earnings (loss) $    11,101   $   (641,594)  $     43,805   $ (2,124,646)

Provision for income
 tax                   $     3,442   $   (277,706)  $     30,788   $   (972,869)

Net earnings (loss)    $     7,659   $   (363,888)  $     13,017   $ (1,151,777)

Earnings (loss) per
 common and common
 equivalent share      $       .00   $       (.13)  $        .00   $       (.42)

Earnings (loss) per
 share-assuming
 full dilution         $       .00   $       (.13)  $        .00   $       (.42)

(1) There were no material fourth quarter adjustments in fiscal 1997.

(2) The pretax loss which occurred in the fourth quarter of fiscal 1996, as compared with the three previous quarters, is primarily the combined effect of (i) the harsh winter weather in January and February which negatively impacted sales in the restaurant division, (ii) losses suffered in the ham curing division due to the issuance of credits to customers and disposal of inventory relating to the recall of improperly cured ham product, and (iii) equity in losses of affiliates due to the impact of weather conditions, as well as the write-downs of certain assets by affiliates to recognize permanent impairment.




WSMP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
-----------------------
Selected Operating Data
-----------------------
                                                               Fiscal Year Ended
                                    February 28,   February 23,   February 24,   February 25,   February 26,
                                    1997 (1)       1996           1995           1994           1993
                                    ------------   ------------   ------------   ------------   ------------
 Operating revenues
   Food sales (6)                   $ 85,070,341   $ 76,582,926   $ 91,231,774   $ 70,032,184   $ 73,503,786
   Franchise, royalty and other
    fees                               2,682,732      2,856,284      2,868,199      3,027,252      3,418,876
                                    ------------   ------------   ------------   ------------   ------------
     Total operating revenues       $ 87,753,073   $ 79,439,210   $ 94,099,973   $ 73,059,436   $ 76,922,662
                                    ============   ============   ============   ============   ============

   Total operating income (loss)    $  1,625,521   $   (702,757)  $  2,244,667   $    (39,049)  $  2,344,429
                                    ============   ============   ============   ============   ============
   Earnings (loss) before
    income taxes                    $  1,171,490   $ (2,711,334)  $  1,508,401   $   (924,774)  $  1,103,008
                                    ============   ============   ============   ============   ============

   Net earnings (loss) (4)(7)       $  1,120,696   $ (1,494,989)  $  1,096,670   $   (785,000)  $    670,000
                                    ============   ============   ============   ============   ============
   Net earnings (loss) per
    common and common equivalent
    share (2,3, and 5)              $        .36   $       (.55)  $        .38   $       (.30)  $        .23
                                    ============   ============   ============   ============   ============

   Net earnings (loss) per
    common share assuming
    full dilution (2,3 and 5)       $        .35   $       (.55)  $        .38   $       (.30)  $        .23
                                    ============   ============   ============   ============   ============
   Dividends per share (3
    and 5)                          $        .00   $        .00   $        .00   $        .00   $        .00
                                    ============   ============   ============   ============   ============
   Book value per share (2
    and 5)                          $       6.27   $       5.96   $       6.63   $       6.22   $       6.73
                                    ============   ============   ============   ============   ============


   Selected Balance Sheet Data
   ---------------------------
   Total assets                     $ 43,126,600   $ 41,634,374   $ 46,721,401   $ 50,076,967   $ 50,284,420
                                    ============   ============   ============   ============   ============
   Long-term debt                   $ 13,719,942   $ 14,921,013   $ 18,473,398   $ 21,495,246   $ 23,880,647
                                    ============   ============   ============   ============   ============
   Shareholders' equity (2)         $ 18,289,598   $ 16,443,621   $ 17,638,118   $ 16,584,065   $ 16,804,458
                                    ============   ============   ============   ============   ============

(1) Fifty three week year.

(2) During the year ended February 28, 1997, 158,750 stock option shares were exercised by current and former officers and employees at a gross price of $720,500. During the year ended February 23, 1996, 100,000 stock option shares were exercised by former officers at a gross price of $290,000. During the year ended February 24, 1995, the Company repurchased 5,000 common shares for $35,625 and declared a five-for-four stock split, effected in the form of a stock dividend, through which 531,849 common shares were distributed on April 11, 1995. During the year ended February 25, 1994 the Company repurchased 10,000 common shares for $50,004, issued 47,395 common shares for $319,916 pursuant to a shareholder rights offering, and 100,000 stock option shares were exercised by a former officer at a gross price of $362,500. During the year ended February 26, 1993 the Company repurchased 9,062 common shares for $71,680 and issued 62,251 common shares for $420,194 pursuant to a shareholders rights offering.

(3) Earnings (loss) per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each fiscal year. The weighted average number of shares used in the calculations of earnings per common and common equivalent shares are 3,091,063 in 1997; 2,729,517 in 1996; 2,879,021 in 1995; 2,624,015 in 1994 and 2,875,100 in
    1993. The weighted average number of shares used in the calculation of earnings per common share - assuming full dilution are 3,228,800 in 1997; 2,729,517 in 1996; 2,953,286 in 1995; 2,624,015 in 1994 and 2,875,100
    in 1993.

(4) The net loss for February 25, 1994 includes a charge against earnings reflecting the cumulative effect of a change in accounting for income taxes in the amount of $245,000 related to the adoption of SFAS 109 "Accounting for Income Taxes."

(5) Per share amounts give retroactive recognition of the five-for-four stock split, effected in the form of a stock dividend declared in 1995.

(6) In December 1993, the Company entered into a new agreement with its largest customer of bakery products whereby the Company would purchase the meat components and the customer's brand name packaging from the customer, produce and package the final meat-filled bakery product and sell the finished product to the customer. Prior to this agreement, sales to this customer consisted only of the bakery component and cost of production and packaging. The meat component and packaging were supplied and owned by the customer throughout the process. Purchases by the Company of the meat component and packaging during fiscal 1995 and 1994 totaled $23,441,000 and $4,764,000, respectively. These amounts are reported as both sales and cost of goods sold during fiscal 1995 and 1994, and account for approxi-mately $18,677,000 of the increase in food sales between fiscal 1994 and 1995.

(7) The net earnings for February 28, 1997 includes an extraordinary gain from early extinguishment of debt totaling $414,784 (net of income taxes in the amount of $250,862).




OFFICERS
AND
DIRECTORS


OFFICERS
--------
Richard F. Howard          James C. Richardson             David R. Clark
Chairman of the Board      Chief Executive Officer and     President and Chief
and Secretary              Vice Chairman of the Board      Operating Officer


Matthew V. Hollifield      James M. Templeton              Kenneth L. Moser
Vice President of Finance  Senior Vice President,          Senior Vice President
and Treasurer              Real Estate                     Restaurants and
                                                           Franchising


Larry D. Hefner            James W. Berry                  James T. Hood
Senior Vice President,     Controller and Assistant        Vice President,
Sales                      Treasurer                       Restaurant Operations


Bill H. Brown              Kenneth D. Breiner
Vice President,            Vice President
Product Development        Foodservice Sales


DIRECTORS
---------
Richard F. Howard          James C. Richardson, Jr.        David R. Clark
Chairman of the Board      Chief Executive Officer and     President and Chief
and Secretary              Vice Chairman of the Board      Operating Officer
WSMP, Inc.                 WSMP, Inc.                      WSMP, Inc.


E. Edwin Bradford          James M. Templeton              Bobby G. Holman
President and CEO          Senior Vice President,          Consultant
Bradford Communications    Real Estate                     WSMP, Inc.
                           WSMP, Inc.


Richard F. Hendrickson     Lewis C. Lanier                 William R. McDonald
Vice President,            Partner,                        Branch Manager,
York Properties, Inc.      Horger, Horger, Lanier          American
                           Culclasure & Knight LLP         Pharmaceutical
                           Attorneys at Law                Services


         _______________________________________________________________

MARKET
INFORMATION

   The Company's common stock trades on the NASDAQ National Market tier of the NASDAQ stock MarketSM under the symbol: "WSMP". As of May 7, 1997, WSMP, Inc. had approximately 1,400 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listing. The quarterly high and low closing bid price quotations are presented below as reported by National Association of Securities Dealers Incorporated and as adjusted for the five-for-four stock split, effected in the form of a stock dividend, declared February 22, 1995 and distributed April 11, 1995. These quotations represent interdealer prices, without retail mark-up, mark-down or commissions, and may not necessarily reflect actual transactions.


                               1997                   1996
                      ---------------------   ---------------------
                         High        Low         High        Low
                      ---------   ---------   ---------   ---------
     First Quarter    $   5.375   $   4.250   $   5.600   $   4.250
     Second Quarter   $   6.500   $   4.875   $   5.000   $   4.250
     Third Quarter    $   8.000   $   6.125   $   5.250   $   4.000
     Fourth Quarter   $   9.500   $   6.500   $   5.250   $   4.250

     The closing price on May 7, 1997, was $10.00.

    No cash dividends have been declared during fiscal 1997 or 1996.


                                    GENERAL
                                  INFORMATION

                                  REGISTRAR AND
                                 TRANSFER AGENT
                               First Citizens Bank
                             Raleigh, North Carolina

                                 GENERAL COUNSEL
                              Simpson Aycock, P.A.
                            Morganton, North Carolina

                                    AUDITORS
                              Deloitte & Touche LLP
                             Hickory, North Carolina

                                 ANNUAL MEETING
                    The Annual Meeting of the Shareholders of
                  WSMP, Inc. will be held at 10:00 a.m. Eastern
                    Daylight Savings Time, June 26, 1997, at
                            the Gateway Center Hotel
                             Hickory, North Carolina

                                   10-K REPORT
                    A copy of the WSMP, Inc., 10-K Report as
                     filed with the Securities and Exchange
                        Commission for Fiscal 1997 can be
                       obtained free of charge by writing:
                      Vice President of Finance & Treasurer
                                   WSMP, Inc.
                                   P O Box 399
                         Claremont, North Carolina 28610

                                EXECUTIVE OFFICES
                                   WSMP, Inc.
                                  1 WSMP Drive
                         Claremont, North Carolina 28610
                                 (704) 459-7626








                                    WSMP Inc.
                                  1 WSMP DRIVE
                                   P O BOX 399
                               Claremont, NC 28610